UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 18, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart Mackenzie

	Name:	Stuart MacKenzie
	Title:	Group Secretary & General Counsel
Date: March 18, 2008

Lihir Gold Limited 2007 ANNUAL REPORT Building a platform for growth

Contents Company profile 1 performance Summary 2 Chairman’s Review 4 Managing Director’s Report 10 Board of Directors 20 Corporate Governance Statement 22 Directors’ Report 30 Financial Statements 45 proposed Reporting and Meeting timetable for the remainder of 2008 30 April First quarter production report 21 May Annual General Meeting (port Moresby, papua new Guinea) 23 May Shareholder Information Meeting (Brisbane, Australia) 30 July Half-year financial results and second quarter production report 30 October third quarter production report note.: All currency references in this Annual Report are in US dollars unless otherwise specified. Stuart Perazzo, Mine Geologist, Ballarat operation

Aerial view of Lihir process plant Brisbane Ballarat Company profile Lihir Gold Limited (LGL) is a major gold producer in the Australasian region. The company’s flagship operation is one of the world’s largest gold mines and processing facilities, located on the island of Lihir, 900 kilometres north-east of Port Moresby in New Ireland province of Papua New Guinea. LGL is also developing an underground mine and process plant at the historic gold mining centre of Ballarat, 110 kilometres north-west of Melbourne in Victoria, Australia. LGL is publicly listed, with its shares traded on the Australian, Toronto, Port Moresby and NASDAQ stock exchanges. The company presently has 1.9 billion shares on issue and a market capitalisation of approximately A$7.5 billion. The Lihir ore body is very large and rich by global standards, with more than 35 million ounces of gold in measured and indicated resources along with four million ounces in the inferred resource category. Within this resource, total reserves are estimated at 23 million ounces. The Ballarat operation is an advanced exploration project with 0.3 million ounces in indicated resource and 1.2 million in the inferred category. Mining on Lihir Island is scheduled to continue until 2021 at current rates, with processing of lower grade stockpiles to continue beyond 2030. Gold mining is conducted via open cut methods, with processing via pressure oxidation. Ballarat is an underground mining operation and, on the basis of current plans, will have a mine life of approximately 20 years. In 2007 LGL produced 701,000 ounces of gold, with production in 2008 forecast to increase to between 740,000 and 820,000 ounces. This is expected to include an estimated 40,000—50,000 ounces from Ballarat, which is scheduled to begin commercial production at the end of the year. Ballarat is forecast to produce around 200,000 ounces of gold per year from 2009. LGL’s gold is shipped to the Perth Mint where it is processed and sold in global markets. people | Results | Growth 1

Performance Summary NET PROFIT (US$ Millions, before adjustments) OPERATING PROFIT BEFORE TAX (US$ Millions) OPERATING CASHFLOW (US$ Millions) Lihir Gold Limited Annual Report 2007 2004 43.8 2005 9.8 2006 53.8 2007 (24.1) loss 2004 2005 2006 2007 27.1 62.7 156 196 2004 2005 2006 2007 30.4 9.5 60.6 106.5 2

People | Results | Growth


GOLD PRODUCTION
(ozs, 000)
2003 551
2004 599
2005 598
2006 651
2007 701
2008f 740–820
UHIR: 700–770
BALLARAT: 40–50
2009f +1000
UHIR: 850–950
BALLARAT: ~200
2010f +1000
UHIR: 850–950
BALLARAT: ~200
f = forecast
GOLD GRADES
Autoclave feed (AU g/t)
2003 4.94
2004 5.11
2005 5.98
2006 5.14
2007 5.51
TOTAL MILL THROUGHPUT
Ore Milled (Mt)
2003 3.9
2004 4.1
2005 3.5
2006 4.3
2007 4.8

3

Chairman’s Review Dear Shareholder, Lihir Gold Limited has built a strong platform for growth. During 2007, we completed three major projects which together transform the company and its operations: 1) The first was the construction and commissioning of major expansions of the process plant and geothermal power station at Lihir Island. Foreshadowed in earlier Annual Reports, this significantly raised production capacity and lowered energy costs; 2) The second was the merger with Ballarat Goldfields, announced in late 2006 and settled in early 2007. This provides diversification benefits and additional growth opportunities; 3) The third was a comprehensive financial restructuring of the company via a A$1.2 billion capital raising. This allowed us to close out our gold hedging and to retire secured debt. These initiatives bring to maturity the major changes initiated more than three years ago, of which the appointment of independent management was a central part. They have lowered costs, increased financial flexibility and opened the company fully to the favourable gold price environment. CEO Arthur Hood has built an effective management team with the skills, vigour and ambition to utilise the growth opportunities that now lie before the company. The financial markets have reflected these developments. For the third consecutive year, LGL’s total shareholder returns ranked in the top quartile of the S&P/ASX top 100 stocks. The strong forward momentum has continued during 2008. In late February we announced that we are proceeding with the next stage of expansion of the process plant. This will lift gold production capacity at Lihir Island to beyond one million ounces per year from some time in 2011. The capital investment in the project, forecast to be approximately $696 million in today’s dollars, represents good value for shareholder funds. Expanding production from the magnificent resource on Lihir Island will bring forward revenues and achieve additional economies of scale. Cash costs will fall considerably, cementing our position as a relatively low cost producer on a global scale. The project in the contemporary gold price environment will realise the potential of the Lihir Island gold asset. OPERATIONAL PERFORMANCE The past year presented a range of opportunities and challenges at LGL. The far-reaching improvements implemented over the past two and a half years at Lihir Island have driven a sustained turnaround in the mining and processing functions. Once again, we were able to report record material movements, record plant throughputs and record gold production of 701,000 ounces. As mentioned earlier, two major construction projects were brought online in 2007 at Lihir Island. The expansion of the geothermal power station through the addition of another 20 MW of generating capacity, took total geothermal power output to 56 MW. This will supply approximately 75 percent of our current power demand, at significantly lower cost than oil-fired power production, and leaves the operation much less exposed to continuing increases in oil prices. It takes further the reduction in greenhouse gas emissions that earned for LGL the Mining Journal’s top global environmental award several years ago. Costs also substantially benefited from the expansion of the process plant through the installation of additional milling capacity and a flotation circuit. These developments lifted the plant capacity to more than six million tonnes per annum. At Ballarat, in Victoria, development of the underground mine proceeded steadily until November, when a rock fall occurred in the main decline. Underground development resumed in January 2008, and the project is now planning to begin gold production in commercial quantities in the final quarter of 2008. The rock fall reminds us of the risks in mining and reinforces LGL’s committment to making safety the first priority in all of our operations. All developments beyond the rock fall have strengthened the Board’s confidence that the Ballarat assets will deliver significant value in the years ahead. Lihir Gold Limited Annual Report 2007 4

people | Results | Growth For the third consecutive year, LGL’s total shareholder returns ranked in the top quartile of S&P/ASX 100 stocks. Shovel loading haul truck 38 in the pit 5

Lihir Gold Limited Annual Report 2007 FINANCIAL RESTRUCTURE A A$1.2 billion (US$989 million) capital raising in April underpinned a fundamental restructuring of company finances. The raising took the form of a one for three entitlements offer and institutional placement. The proceeds were used to close out the company’s gold hedge contracts (totalling 934,500 ounces), repay a 480,000 ounce gold loan and retire all of LGL’s other secured debt facilities. While the transaction realised a one-off pre-tax loss of $118 million on the repayment of the gold loan, it has proven to be a valuable transaction for LGL’s shareholders. The gold loan and hedges were paid out at a gold price of approximately $695 per ounce, and since that time the global gold price has reached record levels of more than $900, creating in the vicinity of $300 million in value for shareholders. In addition, the restructure boosts future cashflows and improves financial flexibility by removing a range of restrictive loan covenants. It creates a strong platform from which LGL can undertake further expansion on Lihir Island and at Ballarat, and pursue other attractive opportunities that may present themselves. The transaction has left LGL fully leveraged to the gold price, with effectively no debt, rising cashflows and capacity to invest in expansion of gold production. Margins expanding (US$/oz) 364 45 319 399 42 357 412 40 372 510 113 397 666 219 447 FY03 FY04 FY05 FY06 FY07 Cash price realised Cash margin Gross cash cost FINANCIAL RESULTS The operating profit for 2007 increased by 25 percent to $195.9 million. This good result was driven by record gold production and higher realised gold prices. On the cost side, LGL, like others across the mining industry, was affected adversely by the fall in the US dollar during the year. Approximately 60 percent of our costs are in currencies other than the US dollar, mainly the Australian dollar and Papua New Guinea kina. The global, Australian and Papua New Guinea resources booms placed pressure on a wide range of costs, including fuel, materials, and labour costs. Geothermal power provided some shelter from escalating oil prices, saving an estimated $50 million compared to the cost of power using oil-fired generators. After hedging losses and the one-off loss from the repayment of the gold loan, the bottom line result was a loss of $24.1 million for the year. BOARD COMPOSITION Two highly qualified non-executive directors joined the Board during the year. Former Ballarat Goldfields N.L. Chairman Alister Maitland and Director Mike Etheridge accepted positions on the LGL Board following the completion of the merger in March 2007. Alister has extensive experience in the finance industry and is a former executive director of the ANZ Banking Group Limited, serving in the United Kingdom, Australia and New Zealand. Mike Etheridge is a geologist with over 30 years experience in exploration, mining, consulting and research. Both Alister Maitland and Mike Etheridge assumed positions in standing committees in 2007, with Alister bringing his finance expertise to the Audit Committee and Mike joining the Board’s Safety and Technical Committee. The Environment and Lihir Impact Committee was renamed the Sustainable Development Committee in 2007, in recognition of the broader role of the committee following the addition of the Ballarat operation to the LGL group. The Committee reviews environmental and community matters at both Lihir and Ballarat. 6

OUTLOOK The good work carried out in 2007 has left LGL well placed for 2008 and beyond. As an unhedged, debt-free producer with a growing production profile, the company is primed to reap the benefits of the strong gold price. The expansion projects and financial restructuring completed in 2007 have elevated our production and profit performance potential to a new plane. The construction phase of the Million Ounce Plant Upgrade project is set to proceed over the coming year. The company expects to celebrate the start of commercial production at the long-life Ballarat operation towards the end of 2008, which will mark a long awaited renaissance in the Victorian goldfields. Gold production at Lihir for the year is expected to be in the range of 700,000—770,000 ounces, with Ballarat output 40,000—50,000 ounces. This will take combined production for the LGL group to 740,000—820,000 ounces for the year. ACKNOWLEDGEMENTS The year of 2007 was challenging for management and employees. That the company met the challenges, performed well and laid a base for even better performance in the future owes much to their professional quality and hard work. The performance of LGL’s management team, led by Chief Executive Officer Arthur Hood, has met the Board’s high expectations. The team has demonstrated the qualities that will be necessary to realise full value for shareholders from the exciting prospects that lie before the company. I would like to express my appreciation for the warm support we enjoyed from the Lihirian and Ballarat communities over the course of 2007. We place a high importance on maintaining a strong relationship with stakeholders living in the vicinity of our operations, and take pride in the contribution that we are able to make to the prosperity of the local economies. The company also acknowledges the support of the Papua New Guinean and Victorian Governments. The Somare Government in Papua New Guinea, which was re-elected during 2007, presides over a period of exceptional expansion of the resources industries in that country. Cautious budget and monetary policies have continued to deliver economic growth, with low inflation and interest rates, a steady tax regime, stable exchange rate and a convertible currency. In the new ministry formed after the 2007 elections, Deputy Prime Minister Dr Puka Temu, supported by Deputy Under Secretary Ano Pala, now oversees the Mining portfolio. We are confident Dr Temu will continue the excellent work of his predecessor, Sam Akoitai, in nurturing the Papua New Guinea resources industry. In Victoria and in Ballarat, we appreciate the support of State and local governments that recognise the value of bringing back the industry upon which a thriving State and city were originally built. Finally, I assure our many shareholders from around the globe, that the focus on value that has delivered the performance of recent years will continue through the period of growth that lies ahead. Ross Garnaut Chairman people | Results | Growth 7

Lihir Gold Limited Annual Report 2007 8

Lihir operation process plant Steve Grainger, Charge up operator, B Crew, Ballarat operation Christina Matil Sikiboh, Malie Island resident the good work carried out in 2007 has left LGL well placed for 2008 and beyond. people | Results | Growth 9

Managing Director’s Report Dear Shareholder, I am pleased to report that during 2007, the hard work that has been done over the last two years at your company started to bear fruit, and the new LGL began to take shape. We emerged from 2007 as a much stronger and more developed organisation: more geographically diversified due to the merger with Ballarat; financially stronger following the restructure completed during the year; much more resilient from an operational perspective due to the expansion of the processing capacity at Lihir Island; and more mature in a corporate sense after the establishment of the management systems and infrastructure appropriate for a A$7.5 billion global gold producer. At the start of 2007, the company had a market capitalisation of A$3.68 billion. By the end of the year, that had almost doubled to A$6.87 billion, boosted by the additional shares issued in the capital raising and the Ballarat merger and by the strong 26 percent appreciation in the share price over the year. Clearly, we have come a long way in a short space of time, and the new LGL is demonstrably more attractive to investors, poised for strong growth from a new, solid foundation. One of the changes you will note in this year’s annual report is the new logo, which is symbolic of the fact that we are, in effect, creating a new company. The new LGL group is now much more than just a one mine operational outpost in PNG. While the Lihir Island operations will always be the foundation asset of this company, and integral to our future prosperity, the new logo is meant to be more representative of the wider group. It embraces our new operations and employees at Ballarat, and signals our intention to build a diversified, multi-mine company. LIHIR OPERATIONS Record material movements, record process plant throughputs and record gold production at Lihir Island for a second successive year in 2007 are testament to the progress we are making. Mining Material movements for the year totalled 58.3 million tonnes, which was up four percent on 2006, and the highest ever recorded at Lihir. A core driver behind this success has been a substantial improvement in equipment maintenance, with availability rates in the mobile equipment fleet now in line with global benchmarks. The maintenance department, which was established as a dedicated, separate unit at Lihir in 2006, can be credited with lifting haul truck availabilities consistently above the 85 percent target for most of 2007. The second pit to be mined at Lihir, Lienetz, was the primary area of mining during 2007. Lienetz will remain the leading source of ore at Lihir over the next few years. Mining operations continued to generate significantly higher tonnes of high and medium grade ore than indicated in the resource model, leading to increased contained ounces, although the average grade was below plan. Material Movements (Annual, Mt) 36 32 40 35 47 42 56 58 2000 2001 2002 2003 2004 2005 2006 2007 Lihir Gold Limited Annual Report 2007 10

Aerial view of Lienetz pit Record material movements, record plant throughputs and record gold production were achieved at Lihir in 2007. people | Results | Growth 11

Grace naki, trainee Apprentice, electrical, Lihir operation Mine operations at Lihir the Million ounce plant upgrade ensures maximum return on the massive Lihir resource. Lihir Gold Limited Annual Report 2007 12

Processing The processing capabilities at Lihir were significantly enhanced during 2007, through the completion of a major expansion project. Additional milling capacity was installed and a flotation circuit constructed, effectively lifting plant capacity to more than 6.5 million tonnes per year, from the previous limit of about 4.3 million tonnes. The plant expansion represents an important step in improving the flexibility of the operation, removing grinding constraints and increasing our ability to optimize gold and sulphur grades of autoclave feed. The new mills commenced commissioning in the second quarter and the flotation circuit in July. Despite some unexpected commissioning delays, by the end of December the flotation circuit and the new mills were exceeding name plate specifications. The benefits of the additional milling capacity are reflected in the throughput numbers for the year. Ore milled was up 11 percent to a record 4.8 million tonnes and autoclave throughputs rose by 4.6 percent to 4.6 million tonnes, including 110,000 tonnes of high grade flotation concentrate. While gold grade was slightly below expectations, the higher plant throughputs enabled record gold production at Lihir Island in 2007 of 700,211 ounces, up 7.5 percent from the company’s previous best result, in 2006. Mill Throughput (Annual, Mt) 3.4 3.6 3.8 3.9 4.1 3.5 4.3 4.8 2000 2001 2002 2003 2004 2005 2006 2007 Geothermal power The second construction project that came into fruition during the year was a 20 Megawatt (MW) geothermal power plant expansion, taking total geothermal power generation capacity on the island to 56MW. This represents approximately 75 percent of our current power needs and reduces future requirements for expensive heavy fuel oil for electrical power generation. Access to this low cost power source provides LGL with a significant advantage over others in our industry, enabling us to limit rising expenses in a very challenging cost environment for miners around the world. It saves us approximately $60 per ounce of production. Importantly, geothermal power also offers invaluable environmental savings by significantly reducing greenhouse gas emissions. As a facility registered under the Clean Development Mechanism of the Kyoto Protocol, the geothermal power plant generated carbon credit revenues for the company of $5 million in 2007. The completion of the flotation and geothermal construction projects during 2007 is a major achievement for LGL. Both initiatives will drive a significant turnaround in LGL’s production and cost profile over the coming years, underpinning the long term future of the Lihir project. Million Ounce Plant Upgrade With the flotation and geothermal power expansions completed in 2007, LGL is now resolutely moving forward with the next step of production growth at Lihir. The company announced in late February that it is proceeding with a $696 million plant upgrade at Lihir Island. This is a very significant development in the history of the Lihir project, lifting production to approximately one million ounces a year from some time in 2011. The additional capital investment will take the Lihir Island process plant to the capacity warranted by the massive resource, enabling us to capture significant economies of scale and transforming the economics of the project. The upgrade will involve the installation of a fourth autoclave, twice the size of each of the existing autoclaves, along with additional crushing and milling equipment, another large oxygen plant and a new leach circuit. This extensive expansion will lift plant throughput to approximately 11-12 million tonnes per annum, from 6.5 million tonnes per annum currently. Importantly, the construction program will involve a staged commissioning, enabling some new equipment to be brought on line earlier than 2011. In essence, the upgrade will enable processing of a much greater proportion of the ore currently being mined and stockpiled. For example, in 2007, we mined 10.5 million tonnes of ore (containing 1 million ounces of gold), of people | Results | Growth 13

which 4.8 million tonnes of the higher grade ore was processed, producing 700,000 ounces of gold, and the remaining 5.7 million tonnes of lower grade ore was added to the stockpiles. Stockpiles currently total in excess of 50 million tonnes, containing more than four million ounces of gold. Under the existing mine plan, the total stockpiled ore ultimately would exceed 130 million tonnes. Following the process plant expansion, we will be capable of processing more of the ore we mine each year, which will bring forward production, increase cashflows, reduce stockpiles and create value for shareholders. Overall gold production over the life of the project will increase by more than one million ounces compared to the current plan, due to higher average recovery rates. Unit costs will reduce significantly. In addition, the overall consistency and reliability of process plant operations is expected to improve, because the extra equipment being installed will provide greater operating flexibility and efficiency. Importantly, the expansion ensures maximum return on the Lihir Island resource for the people of the region and Papua New Guinea in general. We intend to begin construction of the expansion over the next few months, with the plant to be completed in stages over the next four years. BALLARAT OPERATIONS The Ballarat mine made solid progress in 2007 towards the start of commercial gold production, scheduled for later this year. The focus of activity was on underground development — advancing the major access declines and ventilation infrastructure — to enable multiple ore sources to be established in the final quarter of 2008. More than 3700 metres of underground development had been achieved, and development rates were steadily improving, until a fall of ground in the main Woolshed Gully Decline in November. Importantly, no-one was injured in the incident, and evacuation procedures at the mine worked well, enabling all workers to be moved out of the mine safely and quickly. Underground work was halted for the remainder of the year while remediation work was carried out on the decline, which was reopened in January. The rock fall has set back the development of the mine by three months, pushing back the start of commercial production from the middle of the year until the final quarter. While underground work was stopped, good progress was made in surface infrastructure, including construction of the 300 metre shaft at Golden Point, which will provide ventilation for the northern end of the mine. A new electrical substation supplying power for the site was completed, and construction of the workshop, change house and office continued. In the process plant, the leach circuit was completed and commissioning commenced, enabling processing of sulphide concentrate to begin. Resource Upgrade Following continued encouraging drilling and trial mining activities at Ballarat East in 2007, the Mineral Resource estimate for the project was upgraded. The Indicated Resource increased 27 percent to 305,000 ounces, with the Inferred Resource steady at 1.2 million ounces. The resource upgrade demonstrates we are making good progress in the development of the Ballarat East project and provides us with greater certainty in mining the deposit. FINANCIAL PERFORMANCE Revenues Record production combined with increased gold prices resulted in record full year revenue of $498 million, up 29 percent on the prior year. For the full year, gold sales increased 10 percent to 708,428 ounces, including 1089 ounces from Ballarat. The average cash price was $666 an ounce, up from $510 an ounce in 2006, demonstrating the benefits of the elimination of hedge book during the first half of the year. Gold Sales (US$ Millions) 215 245 264 384 493 FY03 FY04 FY05 FY06 FY07 Lihir Gold Limited Annual Report 2007 14

Gold nuggets recovered at Ballarat Gold pour at Lihir the Ballarat mine made solid progress in 2007 towards the start of commercial gold production. people | Results | Growth 15

Geothermal power plant at Lihir Tynan Spenceley, Charge-up operator, B Crew, Ballarat operation Geothermal power saved LGL more than $50 million in 2007. Lihir Gold Limited Annual Report 2007 16

Costs Mining companies globally faced mounting cost pressures in 2007, with steep rises across the industry for fuel, labour and maintenance inputs. Higher diesel prices and adverse currency movements led to a 21 percent increase in operating costs, to $210.9 million. However, much of this was a function of higher volumes, with total cash costs per ounce increasing by just three percent to $305 an ounce. Importantly, that result leaves LGL positioned at the lower end of the cost curve in the gold sector. The cost benefits of geothermal power continue to be significant for the company. Geothermal power costs an estimated one cent per kilowatt hour compared with HFO generated power at a cost of 13 cents per kilowatt hour. Harnessing geothermal steam for electrical power generation represented cost savings for LGL in 2007 of more than $50 million. Total cash costs (US$/oz) 302 270 282 297 305 FY03 FY04 FY05 FY06 FY07 SUSTAINABLE DEVELOPMENT Over the course of 2007 LGL strove to enhance its performance as a socially and environmentally responsible corporate citizen. We are committed to building an organisation that offers genuine benefits to our many stakeholders, while minimising the environmental impacts of our operation and maintaining the highest possible safety standards. We pride ourselves on the close and productive working relationship we have built between the company and the communities in Lihir and Ballarat. 2007 was the second year of rolling out the Lihir Sustainable Development Plan (LSDP). The LSDP enables us to share the benefits of the Lihir project with the entire community on the island. LGL’s commitment to the LSDP includes Kina100 million over five years, plus a one-off investment of Kina7 million. The LSDP is used to fund various health, education and community development programs and projects for the people of Lihir. From an environmental perspective, we continue to implement initiatives to conserve the megapode (a small bird found in various parts of Australasia) and the leatherback turtle on Lihir. We were also very proud to further reduce greenhouse emissions from the Lihir operations with the installation of the 20MW geothermal facility to add to our existing 36MW geothermal infrastructure. At Ballarat, we continued to develop our relationship with the local community. To our satisfaction, there were no significant environmental incidents reported at Ballarat during 2007. A detailed assessment of LGL’s sustainability activities is contained in the company’s Sustainability Report and available from our website www.LGLgold.com. OUTLOOK 2008 will be an exciting year for LGL. At Lihir, the expansion projects delivered in 2007 will translate into increased gold production and operating cost savings. Gold production from Lihir Island in 2008 is anticipated to be in the range of 700,000-770,000 ounces, with the final result dependent on ore grade and normal operating conditions. The 20MW geothermal power plant expansion is expected to be operational over the full 12 month period, which will deliver significant cost savings. We anticipate holding total cash costs in the lowest quartile of gold producers at under $350 an ounce. Over the course of 2008 we will continue to make progress with plans to lift future production, with the Million Ounce Plant Upgrade advancing to construction stage. At Ballarat, gold production is scheduled to ramp up over the second half, reaching commercial quantities in the final quarter, and taking full year production to approximately 40,000-50,000 ounces. Combined, the LGL group is on track for its third successive year of record gold production at between 740,000-820,000 ounces. people | Results | Growth 17

Financially LGL is very strongly positioned for the future, with no hedging in a strong gold price environment and an ungeared balance sheet. The company has a brilliant future and is now well placed to deliver increased returns for shareholders. On behalf of all of the employees at LGL, I would like to express our gratitude for your continued strong support of the company. Arthur Hood Managing Director and Chief Executive Officer Lihir Gold Limited Annual Report 2007 18

Processing operations at Lihir Pius Kalayen Kuskus, Matakues Village In 2008 the LGL group is on track for its third successive year of record gold production. People | Results | Growth 19

Board of Directors Dr Ross Garnaut AO BA, PhD Chairman, Independent Director Chairman and member of the Board since 1995. Dr Garnaut is Chairman of PNG Sustainable Development Program Ltd, a Director of Ok Tedi Mining Ltd, Chairman of the Board of Trustees of the International Food Policy Research Institute and a Director of the Lowy Institute of International Policy. He was formerly Professor of Economics in the Research School of Pacific and Asian Studies at the Australian National University, Chairman of the Bank of Western Australia Ltd and Chairman of the Primary Industry Bank of Australia Ltd. Age 61. Dr Garnaut is Chairman of the Board’s Remuneration and Nomination Committee and a member of its Audit and Sustainable Development Committees. Dr Peter Cassidy BSc (Eng), PhD, DIC, ARSM, CEng, FAusIMM, FIMM, FAICD Independent Director Appointed to the Board in January 2003. Dr Cassidy has over 35 years of experience in the mining industry in Australia, Papua New Guinea, the USA and South East Asia. He was Managing Director and Chief Executive Officer of Goldfields Limited from 1995 until his retirement in 2002. Dr Cassidy is also a Non-Executive Director of Zinifex Limited, Sino Gold Mining Limited and Energy Developments Limited. He has previously been a Non-Executive Director of AurionGold Limited (2002-2003) and Oxiana Limited (2002-2007). Age 62. Dr Cassidy is Chairman of the Board’s Safety and Technical Committee and a member of its Remuneration and Nomination Committee. Mrs Winifred Kamit BA, LLB Independent Director Appointed to the Board in October 2004. Mrs Kamit is currently Senior Partner at Gadens Lawyers in Port Moresby, and is a Councillor of the Institute of National Affairs. She is also a Director of New Britain Palm Oil Limited, Nautilus Minerals Niugini Limited, Steamships Trading Company Limited, South Pacific Post Limited, Post Courier Limited and Allied Press Limited. Mrs Kamit has held senior positions in the PNG Public Service, including a three-year appointment as Commissioner of the Public Services Commission. Age 55. Mrs Kamit is Chairperson of the Board’s Sustainable Development Committee and a member of its Remuneration and Nomination Committees. Mr Arthur Hood BSc (Hons), F AusIMM, MICE, CEng Managing Director and Chief Executive Officer Appointed October 2005. A civil engineer with a 30 year career spanning five years in civil engineering and 25 years in mining. He previously held a number of senior roles with Placer Dome including Managing Director of Placer Dome Niugini Limited, Director of Kidston Gold Mines Limited, General Manager of Misima Mines Limited and, most recently, Managing Director of Placer Dome Tanzania Limited. Age 54. Lihir Gold Limited Annual Report 2007 20

Mr Bruce Brook BCom, BAcc, FCA, MAICD Independent Director Appointed December 2005. A chartered accountant with extensive experience in the mining industry, as well as experience in the financial services and manufacturing industries. He has held senior finance positions at Gold Fields Limited of South Africa, Rio Tinto Limited, Pacific Dunlop Limited, ANZ Banking Group and WMC Limited, where he was Chief Financial Officer until that Company was taken over in mid-2005. Mr Brook has served as a State Councillor for the Institute of Chartered Accountants in Australia (ICAA), National President of the Group of 100 and Chairman of the ICAA/ASX liaison group. He is also a Non-Executive Director of Snowy Hydro Limited and Boart Longyear Limited. Mr Brook is a member of the Financial Reporting Council, the Salvation Army Audit Committee and the Finance Committee of the University of Melbourne. Age 52. Mr Brook is Chairman of the Audit Committee. Mr Alister Maitland B Com, FAICD, FAIM, SF Fin Independent Director Mr Maitland has extensive experience in financial management, executive stewardship and corporate governance. He is a former Executive Director of the ANZ Banking Group Ltd and served in New Zealand, the United Kingdom and Australia. Amongst other positions, he was Chief Economist, Managing Director of New Zealand and Executive Director International. Mr Maitland was Adjunct Professor and Council member of Global Sustainability at RMIT. Mr Maitland is currently Chairman of Folkestone Ltd, the Eastern Health Network and Sterling Biofuels International Ltd. He was Chairman of the Board of Directors of Ballarat Goldfields. Age 66. Mr Maitland is a member of the Audit Committee. Dr Mike Etheridge PhD, FTSE, FAIG, FAICD Independent Director Dr Etheridge is a geologist with over 30 years experience in exploration, mining, consulting and research. He has specialised in the structural controls on the localisation of mineral deposits and has been involved with Victorian gold deposits since the mid 1970s. Until 2004, Dr Etheridge was Chairman of SRK Consulting (Australasia), having co-founded its predecessor Etheridge Henley Williams in 1990. Dr Etheridge is an Adjunct Professor at Macquarie University, where he has been leading an industry collaborative research project into improving the management of risk and value in mineral exploration. He is currently a Director of Geoinformatics Exploration Inc, Consolidated Minerals Ltd and Ariana Resources Limited and is Chairman of Van Dieman Mines plc. He was a Non-Executive Director of Ballarat Goldfields. Age 61. Dr Etheridge is a member of the Safety and Technical Committee. Mr Geoff Loudon MSc, FAusIMM Independent Director Appointed a Director in 1995 with considerable experience in extractive industries and operating in Papua New Guinea. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir deposit in joint venture with Kennecott Explorations Australia Limited. He is currently also Chairman of the L&M Group, L&M Petroleum Limited, and Nautilus Minerals Inc and a Director of Port Moresby City Mission Limited. Age 65. Mr Loudon is a member of the Board’s Safety and Technical and Sustainable Development Committees. People | Results | Growth 21

Corporate Governance Statement CORPORATE GOVERNANCE PRACTICES This statement provides an outline of the main corporate governance policies and practices that the Company had in place during the financial year. In pursuing increasing value for shareholders, the Board places considerable importance on high standards of ethical behaviour, governance and accountability. Underlying this are values and behaviours aimed at ensuring transparency and fair dealing and protecting shareholder interests. The Board is aware of, and continues to have regard to, developments in Australia and overseas in relation to corporate governance “best practice”. The Board has recognised the need for the continual development of the Company’s corporate governance policies and practices. For this reason, the Board has been overseeing a project to review, revise and update the Company’s suite of corporate governance policies and practices to enhance compliance with the ASX Corporate Governance Principles and Recommendations (ASX Recommendations). This has been partially driven by the update of the ASX Recommendations in August 2007 as well as the need to ensure the Company seeks to achieve best practice. The Board recognises that full adoption of the ASX Recommendations may not be immediately practical nor provide the best result for the Company given its particular circumstances and structure. Steps were taken in 2007 to more thoroughly analyse and commence development of corporate governance policies and practices, including: undertaking a review with external service providers; enhancing the capacity of the company secretarial function through employing additional resources to assist in this area; and providing education and development to the Board and senior management on corporate governance matters. LGL is committed to continuously improving and refining its governance policies and practices. The Board, together with the Company’s management, took steps in 2007 to commence planning the integration of new or updated policies and practices into the LGL Group. As a result, new and amended policies, practices and supporting systems were drafted and are to be refined and implemented in 2008. The Company is also subject to and must reconcile governance regimes resulting from its recent listing in Canada (on the Toronto Stock Exchange) and its existing listings in Australia, Papua New Guinea and the After the merger with Ballarat Goldfields, management took the opportunity to assess the appropriate elements of corporate governance from Ballarat Goldfields in order to incorporate those elements into the LGL Group’s policies and practices. The corporate governance section of the Company’s website will continue to be updated as existing policies are refined and as new policies are adopted. ROLES AND RESPONSIBILITIES OF THE BOARD The Board of Directors is accountable to shareholders for the overall performance of the Company and accordingly takes responsibility for monitoring the Company’s business and affairs and setting its strategic direction, establishing policies and overseeing the Company’s financial position. Responsibility for the day-to-day management of the Company is delegated to the Managing Director and senior management. The Board is responsible for: · setting the Company’s values and standards of conduct; · safeguarding the reputation of the Company; · providing leadership of the Company within a framework of prudent and effective controls which enable risks to be assessed and managed; · setting the Company’s direction, strategies and financial objectives; · ensuring that the performance of management, and the Board itself, is regularly assessed and monitored; · ensuring monitoring of compliance with regulatory and ethical standards; and · appointing, terminating and reviewing the performance of the Managing Director. Certain fundamental powers and functions remain solely with the Board of Directors and are specifically excluded from the scope of duties of management. In summary, the powers reserved for the Board and for which the Board is responsible and accountable for are: · final approval of corporate strategy and performance objectives, resources and reserves and financial plans; · capital management, including capital raisings, and the approval and monitoring of significant capital expenditure; · monitoring of financial performance, review and approval of significant financial and other reporting; Lihir Gold Limited Annual Report 2007 22

· assessing the appropriateness and adequacy of, and monitoring compliance with, corporate governance policies and ethical standards; · evaluating the performance of the senior management team; · determining the Company’s risk management policies and reviewing and ratifying its risk management and internal control framework, including insurance, corporate security and prudential limits; · determining the Company’s treasury policies, including gold price hedging, foreign currency and interest rate exposure; and · the engagement of auditors to review and report to the Board on the Company’s financial results and reporting systems, internal controls and compliance with statutory and regulatory requirements. In 2007, a revised and updated Delegated Authorities Manual was approved by the Board and implemented throughout the Company. The manual sets out financial limits addressing several of the above areas. In carrying out its duties, the Board meets formally over one or two days at least six times per year. Additional meetings are held as required to address specific issues or as the need arises. Directors also participate in meetings of various Board committees, which assist the full Board in examining particular areas of interest. In 2007, the Board met eleven times and held an additional 27 committee meetings. More details of the number of meetings of the Company’s Board of Directors and each Board committee held during the year, together with attendance by Directors at those meetings, is set out in the Directors’ Report. In accordance with the development of the Company’s corporate governance policies and practices, formal charters are being developed (or reviewed and updated) for the Board and its committees. These will be made available on the Company’s website during 2008. COMPOSITION OF THE BOARD The Directors (based on the recommendations of the Remuneration and Nomination Committee) determine the composition of the Board employing the following principles: · the Board may, in accordance with the Company’s constitution, be comprised of a minimum of five Directors and maximum of twelve; and · the roles of the Chairman of the Board and of Managing Director should be exercised by different individuals. The Company believes that the Board should comprise Directors with a broad range of experience reflecting the character of the Company’s business. The Board must be structured in such a way that it has a proper understanding of, and competency in, the current and emerging issues facing the Company, and can effectively review management’s decisions. Following the merger with Ballarat Goldfields which resulted in the addition of two Directors from Ballarat Goldfields, the Board is presently comprised of eight Directors. Details of the Directors who held office during the 2007 financial year, including their qualifications and experience, special responsibilities, other Directorships and their term of office as a Director of the Company, are set out on pages 30 to 33. The Company’s constitution requires one-third of the Directors (or the next lowest whole number) to retire by rotation at each Annual General Meeting (AGM). The Directors to retire at each AGM are those who have been longest in office since their last election. Where Directors have served for equal periods, they may agree amongst themselves or determine by lot who will retire. A Director must retire in any event at the third AGM since he or she was last elected or re-elected. Retiring Directors may offer themselves for re-election. A Director appointed as an additional or casual Director by the Board will hold office until the next AGM when they may be re-elected. The Managing Director is not subject to retirement by rotation and, along with any Director appointed as an additional or casual Director, is not to be taken into account in determining the number of Directors required to retire by rotation. DIRECTOR INDEPENDENCE For the 2007 financial year, seven of the Company’s eight Directors (including the Chairman) were considered by the Board to be independent throughout that year. Those Directors were Dr Garnaut, Mr Brook, Dr Cassidy, Dr Etheridge, Mrs Kamit, Mr Loudon and Mr Maitland. In assessing independence, the Board has regard to whether a Director has any business interests or other relationship that could materially interfere with the exercise of their independent judgement and ability to act in the best interests of the Company and its shareholders (the Group Secretary maintains a register of Directors’ interests). The Board also makes the assessment having regard to the ASX Recommendations and the guidelines applicable by virtue of the Company’s listings with the NASDAQ National Market in the United States and the Toronto Stock Exchange in Canada. people | Results | Growth 23

No Director on the Board during the year provided, or was associated with any entity or group which provided professional, consulting or other services, or was involved in the provision of any goods to the Company. Two of the Company’s independent Directors, Dr Garnaut and Mr Loudon, have been members of the Board since the Company’s formation in 1995. The Company considers the experience of Dr Garnaut and Mr Loudon to be of particular value in the circumstances of Lihir and Papua New Guinea, and does not consider the length of their service on the Board to be a negative factor affecting the ability of those Directors to act in the Company’s best interests. The Directors have concluded that the period of a Director’s tenure will not automatically disqualify that Director from being regarded as independent. An assessment of whether the Director’s ability to act in the best interests of the Company has been materially interfered with, must be made on a case-by-case basis with reference to the length of service of all members of the Board. The Board is currently comprised of two Directors who have held office since 1995, while the remainder have been appointed during 2003, 2004, 2005 and 2007. In order to ensure that any interests of a Director in a particular matter to be considered by the Board are known by each Director, each Director is required by the Company to disclose any relationships, duties or interests held that may give rise to a potential conflict. This disclosure extends to the interests of family companies and spouses. Some Directors are involved with other companies or professional firms which may potentially have dealings with the Company. Details of any such interests in other companies or firms are disclosed in the Directors’ Report on page 31. Directors are required to adhere strictly to constraints on their participation and voting in relation to any matters in which they may have an interest. APPOINTMENT OF DIRECTORS Nominations of new Directors, recommended by the Remuneration and Nomination Committee, are considered by the full Board. The Remuneration and Nomination Committee employs external consultants to access a wide base of potential Directors, considering their range of skills and experience required in light of the: · current composition of the Board; · need for independence; · strategic direction and progress of the Company; and · nature of the Company’s business. The Board assesses nominated Directors against a range of criteria including experience, professional expertise, personal qualities, potential conflicts of interest and their capacity to commit themselves to the Board’s activities. PERFORMANCE REVIEW OF THE BOARD Each year the Board receives reports from management detailing interactions with and outlining the expressed views of the Company’s shareholders. The Remuneration and Nomination Committee is responsible for evaluation of the Board, its committees and its members. INDEPENDENT PROFESSIONAL ADVICE Directors are able to access members of the management team at any time to request relevant information. It is Board policy that Directors may seek independent advice at the Company’s expense, provided that the Chairman is notified in advance. Directors must ensure that the costs of the advice are reasonable and will generally obtain the advice with the assistance of the Group Secretary. BOARD COMMITTEES To assist the Board in fulfilling its responsibilities, the Board has established four standing committees to consider certain issues and functions in greater detail. The standing committees are: · Audit; · Remuneration and Nomination; · Sustainable Development (formerly Environmental and Lihir Impact); and · Safety and Technical. All members of the above committees are independent, Non-Executive Directors. Other committees are established on an ad hoc basis from time to time to deal with specific matters. Lihir G old Limited Annual Report 2007 24

AUDIT COMMITTEE The Company has had an Audit Committee since 1995. Members of the Audit Committee at the date of this report are: Mr Bruce Brook — Committee Chairman Dr Ross Garnaut Mr Alister Maitland Mr Maitland was appointed as a member of this committee by the Board in April 2007 following the resignation of Mrs Winifred Kamit from the committee. The committee has appropriate financial expertise and all members are financially literate and have an appropriate understanding of the industry in which the Company operates. The Managing Director attends committee meetings in an advisory role at the committee’s invitation. However, specific sessions are held with the Company’s internal and external auditors independent of the Managing Director and of management. The Group Secretary attends all committee meetings. The function of the Audit Committee is to assist the Board in fulfilling its responsibilities associated with the preparation and independent audit of the Company’s accounts, its external financial reporting, its internal control structure, risk management systems and audit function, primarily by: · determining the appropriateness of accounting principles and disclosure practices adopted by management and monitoring compliance with applicable accounting standards and other requirements; · overseeing the preparation and audit of, and verifying and ensuring the integrity of, the Company’s Financial Statements and reports; · the appointment, compensation, retention and oversight of the Company’s external auditor or any other public accounting firm engaged for the purpose of performing audit, review or attestation services for the Company; · reviewing and evaluating the independence, qualifications and performance of the external auditor and managing the relationship between the Company and its external auditor; · monitoring the adequacy of the Company’s internal financial controls; · risk management, and compliance systems and processes; · overseeing the retention, tasking and resourcing of the Company’s internal auditors, monitoring their progress and evaluating their performance; and · reviewing the financial management of the Company generally and undertaking such other tasks as the Board or the Managing Director may request from time to time. In fulfilling its responsibilities, the committee has rights of access to management and to auditors (external and internal) without management present and may seek explanations and additional information. The committee may engage any independent advisors in relation to any matter pertaining to the powers, duties and responsibilities of the committee. The Audit Committee operates in accordance with a charter published in the corporate governance section of the Company’s website. This charter is in the process of being updated. AUDITOR INDEPENDENCE AND ENGAGEMENT The charter adopted by the Audit Committee confirms its direct responsibility for the appointment, compensation, retention and oversight of the Company’s external auditors. In order to ensure the independence and effective engagement of the external auditor, the Audit Committee: · requires that no person may play a significant role in managing the audit for more than five out of any seven successive years; · must approve all non-audit work which may be undertaken by the external auditor and exclude them from undertaking such work where it may give rise to a conflict of interest; · receives periodic statements, at least annually, from the auditors outlining all work undertaken for the LGL Group, and confirming that the auditor has satisfied all professional regulations relating to auditor independence; · meets with the external auditor independently of management; · reviews the performance of external auditors at least annually and is responsible for recommending to the Board their appointment, reappointment or termination; · reviews the scope of the annual audit plan and approves the scope of the audit services to be provided; · reviews any engagement fees or terms proposed by the external auditors; · reviews and discusses with external auditors or management any significant matters, problems, difficulties or any other major issues regarding financial reporting issues; people | Results | Growth 25

· considers whether the external auditors provision of non-audit services to LGL and any other relationship between the external auditor and LGL (if any) is compatible with maintaining the independence and objectivity of the external auditor and maintaining the quality of the audit services provided; and · if applicable, takes appropriate action in response to the external auditors report to satisfy itself of the external auditor’s independence for the purposes of making a recommendation to the Board. PricewaterhouseCoopers was appointed as external auditor of the Company for the 2007 financial year. Details of the fees and charges for provision of non-audit services by that firm are included in Note 32 to the Financial Statements. RISK OVERSIGHT AND MANAGEMENT The Board, through the Audit Committee, is responsible for ensuring that there are adequate policies in place in relation to risk management, compliance and internal control systems. The Audit Committee charter defines the committee’s responsibilities in relation to risk management and includes specific and detailed reference to management of the internal audit function. In 2007, an Internal Audit Manager was appointed for the LGL Group with responsibility for overseeing the Company’s internal audit function and providing an annual audit plan for the Audit Committee’s consideration and approval. The goal of the audit plan is to perform regular reviews on significant areas of risk within the Company’s operations to ensure that the internal control systems are operating effectively. The Internal Audit Manager submits regular reports to senior management, to the Audit Committee and, where appropriate, to the Board. One of the Internal Audit Manager’s other responsibilities in 2007 was the development and implementation of enterprise risk management, including the introduction of a group wide framework for assessing risks and recording controls, responsibilities and mitigation actions. This work will continue in 2008. Internal control systems and practices are continually being reviewed and updated to ensure compliance with US Sarbanes-Oxley Act requirements with which the Company must comply. MANAGEMENT ASSURANCES The Board receives management reports on a monthly and quarterly basis about the Company’s financial condition and operational results. In addition, the Managing Director and Chief Financial Officer are periodically required to provide formal statements to the Board that, in all material respects, the Company’s Financial Statements present a true and fair view of the Company’s financial position and operational results and are in accordance with relevant accounting standards and the Companies Act of Papua New Guinea. Certification is required under both the Sarbanes-Oxley Act and the ASX Recommendations that the Company’s financial reports are founded on a sound system of risk management and internal control which implements the policies adopted by the Board in relation to financial reporting and material business risks and that the system is operating in all material respects. REMUNERATION AND NOMINATION COMMITTEE The Board has had a Remuneration Committee since 1995. The committee’s mandate was widened in 1997 to become a Remuneration and Nomination Committee. Members of the committee at the date of this report are: Dr Ross Garnaut — Committee Chairman Dr Peter Cassidy Mrs Winifred Kamit Under its charter, the committee is responsible for: · reviewing remuneration of Non-Executive Directors, the Managing Director and other senior executives; · establishing criteria for membership of the Board and its committees, and processes for the identification of suitable candidates; · reviewing membership of the Board and its committees; · nominating members of the Board and its committees; · formulating policies relating to the retirement of Non-Executive Directors; · reviewing management succession planning, human resources and remuneration policies for the Company generally; and · ensuring the Company’s obligations in relation to employee benefits and entitlements, including superannuation, are met. The Managing Director or other members of management may also attend meetings of the committee at the invitation of the Committee Chairman, Lihir Gold Limited Annual Report 2007 26

whenever particular matters arise that require management participation. However members of management must not participate in the deliberations of the committee involving matters affecting their position or personal interest. The Group Secretary attends all meetings of the committee. The committee charter is reviewed annually and is in the process of being updated as at the date of this report. The committee charter is available on the Company’s website. Information on Directors’ and executives’ remuneration is set out in the Remuneration Report in this Governance Statement and in Notes to the Financial Statements. SUSTAINABLE DEVELOPMENT COMMITTEE The Board established the Environmental and Lihir Impact Committee in 1995. In 2007, the committee was renamed the Sustainable Development Committee in recognition of the expanded role of the committee following the Company’s transformation from a single operation to a company with multiple operations. Members of the committee at the date of this report are: Mrs Winifred Kamit — Committee Chairperson Dr Ross Garnaut Mr Geoff Loudon This committee meets at least quarterly and monitors environmental, social and community issues and impacts of the Company’s operations. The committee is responsible for ensuring that the Company develops, implements and regularly reviews the policies and practices relating to: · the interaction between the Company’s activities and the local community, and the ways in which these activities contribute to social and economic development; · dealings with the local community in relation to land; · maintaining and improving community health; and · the impact and associated risks of the Company’s activities on the environment, together with monitoring compliance with the applicable regulatory regime including relevant local and international emission standards and controls. The committee’s focus is on the quality, effectiveness and transparency of these policies and practices. It also reviews specific issues of significance from time to time. This committee’s charter is being developed although its role, functions and methods of operation are well established. The committee charter will be available on the Company’s website. SAFETY AND TECHNICAL COMMITTEE The Board established this committee in 2005. Members of the Committee at the date of this report are: Dr Peter Cassidy — Committee Chairman Mr Geoff Loudon Dr Michael Etheridge Dr Etheridge was appointed as a member of this committee by the Board in April 2007 following the resignation of Mr Bruce Brook from the committee. Mr Brook was appointed to the committee at the beginning of 2007 following the retirement of Mr John O’Reilly from the Board of Directors at the end of 2006. The committee meets at least quarterly and monitors: · occupational health and safety standards, policies and issues; · technical issues associated with the Company’s exploration, mining and processing activities, with reference to the standards set by the Company and the standards and norms of the industry more generally; and · the status of major capital projects approved by the Board. The committee charter is reviewed annually and is in the process of being updated as at the date of this report. The committee charter is available on the Company’s website. ETHICAL STANDARDS AND CODE OF CONDUCT The Board and the Company’s employees are expected to maintain the highest level of corporate ethics and personal behaviour. A revised code of conduct was developed during 2007 and is in the process of being adopted in 2008. It will be supported by detailed guidelines and will be implemented across the LGL Group. With safety implicit in everything we do, the core values underpinning all Company policies and procedures are: · fairness and respect; · honesty and integrity; · teamwork; and · achievement. people | Results | Growth 2 7

The code of conduct and associated guidelines and policies will be made available to all personnel. Breaches of the Company’s policies or values may be reported in accordance with the Company’s Whistleblower Protection Policy, which is in the process of being reviewed and updated. The Whistleblower Protection Policy is administered by the Group Secretary. The policy provides for an independent, specialist service provider to receive reports of such conduct and, if requested, the identity of persons who make contact is kept confidential. A report is provided to the Audit Committee of all contacts made to the whistleblower service provider. Matters of significance are required to be reported to the Chairman of the Audit Committee as soon as they are raised. SHARE TRADING POLICY In the interests of shareholder confidence and compliance with insider trading laws, the Company has formal policies governing the trading of the Company’s securities by Directors, officers and employees. Details of Directors’ shareholdings are disclosed in the Directors’ Report. Detailed rules are in place for Directors, officers and designated employees regulating their ability to deal in the Company’s securities. These rules are available in the Corporate Governance section of the Company’s website. In addition to general prohibitions on trading when in possession of unpublished price sensitive information, trading is limited to certain clearly defined periods. Trading by Directors is restricted to 30 day periods following release of the Company’s quarterly and financial results. Trading by employees may not take place during the two month periods preceding announcement of the Company’s financial results and one month periods preceding announcement of its quarterly results. Trading is also subject to a formal clearance procedure and to prohibitions against engaging in short-term trading in, or dealing in options over, the Company’s securities. Breaches of this policy may lead to disciplinary action being taken, including dismissal in serious cases. Insider trading is illegal. The sharetrading policies are currently being consolidated into one new Securities Trading Policy which will be implemented in 2008. COMMUNICATION WITH SHAREHOLDERS AND CONTINUOUS DISCLOSURE The Company seeks to provide relevant and timely information to its shareholders, and the broader investment community, in accordance with its continuous disclosure obligations under the ASX Listing Rules, POMSoX Listing Rules, Market Place Rules of the NASDAQ National Market and the TSX Listing Rules. Information is communicated to shareholders through the distribution of the Company’s Annual Report, filing of the Annual Report for US purposes with the SEC (Form 20-F), and other communications. All releases are posted on the Company’s website and released to NASDAQ and TSX immediately after disclosure to the ASX and POMSoX. The Company has practices in place throughout the year governing who may authorise and make disclosures and the method by which the market is to be informed of any price sensitive information. Responsibilities are clearly delineated. A Market and Shareholder Communications Policy and a Continuous Disclosure Policy have been developed and, once approved, will be placed on the Company’s website. The Group Secretary and General Manager Corporate Affairs are the persons responsible for communications with the ASX, POMSoX, NASDAQ National Market and the TSX. This includes responsibility in relation to continuous disclosure requirements and overseeing information disclosure to analysts, brokers, shareholders, the media and the public. When analysts are briefed on aspects of the Company’s operations, any materials used in the presentation are released to the ASX at the time of the briefing (to the extent they have not previously been released) and posted on the Company’s website. The Company’s website details how investors and shareholders may contact the Investor Relations Department. The website also contains contact for the Company’s external share registry. ANNUAL GENERAL MEETING (AGM) All shareholders are encouraged to attend and participate in the Company’s AGM. Shareholders may attend in person or send a proxy as their representative. Shareholders are routinely afforded an opportunity to question, discuss and comment on the Company’s results, operations and management. In addition to the AGM, required to be held in Port Moresby, Papua New Guinea, the Company holds an information meeting, in Australia, soon afterwards. At the information meeting, Australian shareholders are able to listen to presentations from the Board and management on the Company’s financial and operational results, and afforded an opportunity to raise questions or matters of interest. Lihir Gold Limited Annual Report 2007 28

The Company’s external auditor is routinely invited to and attends the AGM and information meeting in order to answer questions about the preparation and content of the auditor’s report. Full details of the Company’s AGM are included on the Company’s website and in the Notice of Meeting. REMUNERATION REPORT The remuneration report is set out on pages 34 to 43 of the Directors Report. People | Results | Growth 29

Lihir Gold Limited Annual Report 2007

DIRECTORS' REPORT

The Directors present their report on the consolidated entity (the "Consolidated Entity") consisting of Lihir Gold Limited (the "Company") and the entities it controlled at the end of, or during, the financial year ended 31 December 2007. All amounts are US dollars unless stated otherwise.

THE BOARD OF DIRECTORS

The names of the Directors in office during the year and still in office at the date of this report are:

Dr Ross Garnaut (Chairman)
Mr Arthur Hood (Managing Director and Chief Executive Officer)
Mr Bruce Brook (Non-Executive Director)
Dr Peter Cassidy (Non-Executive Director)
Dr Michael Etheridge (Non-Executive Director)
Mrs Winifred Kamit (Non-Executive Director)
Mr Geoff Loudon (Non-Executive Director)
Mr Alister Maitland (Non-Executive Director)

Each was a Director during the whole of the year except for Mr Maitland and Dr Etheridge who were appointed 20 March 2007.

Details of each current Director's qualifications, experience and special responsibilities are set out on pages 20 and 21. A statement of Director's independence is included in the Corporate Governance Statement in this Annual Report.

BOARD AND COMMITTEE MEETINGS

The number of board and committee meetings attended by each of the Directors who held office during the financial year are:

Director	Board Meetings		Ad hoc[1]		Audit Committee		Sustainable Development Committee		Remuneration & Nomination Committee		Safety & Technical Committee	
	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
Ross Garnaut	11	11	5	5	6	6	4	4	7	7		
Arthur Hood [2]	11	11	5	5								
Bruce Brook	11	10	4	4	6	6					2	2
Peter Cassidy	11	11							7	7	5	5
Michael Etheridge	8	7									3	3
Winifreld Kamit	11	10			3	3	4	4	7	7		
Geoff Loudon	11	11					4	3			5	5
Alister Maitland	8	7			3	3						

(1) During the year ad hoc committees were established in relation to financial and operating results, the capital raising and the Company's listing on the Toronto Stock Exchange.
(2) The Managing Director attends meetings of the Audit Committee, the Sustainable Development Committee and the Safety and Technical Committee under a standing invitation. Certain Audit Committee sessions are held without management, including the Managing Director, being present.

30

DIRECTORS REPORT

People | Results | Growth

DIRECTORS' INTERESTS AND BENEFITS

The interests of the Directors as at the date of this report are set out below:

Director	Nature of interest	Companies in which the Director is to be regarded as interested	Interest held by Director in shares in Lihir Gold Limited
Ross Garnaut	Chairman	PNG Sustainable Development Program Ltd	101,523[1]
	Director	Ok Tedi Mining Ltd	
	Director	Lowy Institute of International Policy Ltd	
	Director	Maccullochella Pty Ltd	
	Chairman of the Board of Trustees	International Food Policy Research Institute	
Arthur Hood	-	-	353,704
Bruce Brook	Director	Snowy Hydro Limited	33,334[2]
	Director	Boart Longyear Limited	
	Member	Financial Reporting Council	
	Member	Salvation Army Audit Committee	
	Member	University of Melbourne Finance Committee	
Peter Cassidy	Director	Sino Gold Mining Ltd	44,301[3]
	Director	Energy Developments Ltd	
	Director	Zinifex Ltd	
Michael Etheridge	Director	Geoinformatics Exploration Inc	61,728
	Director	Consolidated Minerals Ltd	
	Director	Ariana Resources Limited	
	Director	Van Dieman Mines plc.	
Geoff Loudon	Chairman	L & M Group	143,840
	Chairman	L & M Petroleum Limited	
	Chairman	Nautilus Minerals Inc.	
	Director	Port Moresby City Mission Limited	
Winifred Kamit	Director	New Britain Palm Oil Limited	2,667[4]
	Senior Partner	Gadens Lawyers	
	Director and Secretary	Gadens Administration Services Limited	
	Director and Secretary	Kamchild Limited	
	Director	South Pacific Post Limited	
	Director	Post Courier Limited	
	Director	Allied Press Limited	
	Director and Secretary	Bunowen Services Limited	
	Director	Steamships Trading Company Limited	
	Director	Nautilus Minerals Niugini Limited	
	Director	Anglicare (Stop Aids) PNG	
Alister Maitland	Chairman	Folkestone Ltd	30,864
	Chairman	Eastern Health Network	
	Chairman	Sterling Biofuels International Ltd	

Notes:
(1) Held by Macculochella Pty Ltd of which Dr Garnaut is a Director and shareholder
(2) 13,334 of which are held by Eagle's Rest 156 Pty Limited as trustee of the Brook Family Superannuation Fund and 20,000 of which are held by Ms G D Brook
(3) 26,667 of which are held by Cassidy Waters Pty Limited as trustee for Cassidy Superannuation Fund
(4) Held by Kamchild Limited of which Mrs Kamit is a Director and shareholder

31

DIRECTORS’ REPORT Secretary Mr Stuart MacKenzie is authorised by the Board under section 169(3) of the Papua New Guinea (“PNG”) Companies Act, 1997 to do anything required or authorised to be done by a company secretary under the PNG Companies Act 1997, the Company’s constitution or any resolution of the Board. INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS Under its constitution, the Company has, to the extent permitted by law, agreed to indemnify all Directors and officers for any: · liability to any person (other than the Company or a Company related to it) for any act or omission in that person’s capacity as a Director or officer; and · costs incurred by that person in settling or defending any claim or proceeding relating to any such liability, not being criminal liability or liability in respect of a breach of the duty to act in good faith and in the best interests of the Company. During the year, the Company has paid an insurance premium in respect of a contract insuring them individually or jointly while performing its services for the Company, and expenses relating thereto, in accordance with the Company’s constitution and the PNG Companies Act 1997. In accordance with commercial practice, the insurance policy prohibits disclosure of the amount of the premium and the nature and amount of the liability covered. No claims were made during the year. PRINCIPAL ACTIVITIES During the year the principal continuing activities of the Consolidated Entity consisted of the exploration for, development of and mining and processing of, gold assets. During the year, there was no material change in the nature of the business carried on by the Consolidated Entity. SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS On 8 March 2007 and under the Scheme of Arrangement for the merger with Ballarat Goldfields NL (“Ballarat”), the Company issued 112.0 million shares with a value of $316.5 million to Ballarat shareholders. The Ballarat shareholders received five shares in the Company for every 54 Ballarat shares held. On 7 September 2007, the status of Ballarat was changed from a no liability company to a proprietary company. On 17 April 2007, the Company announced a 1 for 3 accelerated pro-rata entitlement offer at an issue price of A$2.30 per share and a placement of shares to institutional investors at A$2.80 per share. As a result, 508.3 million new shares were issued, resulting in cash proceeds of $989.0 million. The proceeds were applied to repayment of the Company’s debt facilities ($85.6 million), gold loan ($333.4 million) and close out of the gold hedge book ($368.5 million). The surplus proceeds are being used to fund the development of the Ballarat East Project and are available for other general corporate purposes including facilitating the proposed expansion of production at Lihir Island (subject to the successful completion and approval of the current feasibility study). RESULTS AND REVIEW OF OPERATIONS Record gold production and higher realised gold prices have enabled Lihir Gold Ltd (LGL) to report a 25% increase in operating profit before other income/ (expense) to $195.9 million for the year to December 2007. The result reflects an improvement in underlying operating performance, with mining tonnages and process plant throughputs running at record levels. During the year a major financial restructuring of the company was successfully completed through an A$1.2 billion ($989 million) capital raising, providing funds for a variety of purposes, including the close-out of the company’s hedge book and the early repayment of a 480,000 oz gold loan. These transactions leave the Consolidated Entity in a strong financial position and fully leveraged to increases in the gold price. The restructuring led to a number of one-off costs in the year, in particular a $117.9 million pre-tax charge associated with the early repayment of the gold loan. These costs contributed to a reduction in the bottom line result to a net loss of $24.1 million. Gold production for the full year was a record 701,091 ounces, 8% higher than 2006, with production benefiting from strong operational performance and improved efficiency. Material movements totalled a record 58.3 million tonnes for the year. Gold grade into the autoclaves improved from 5.14 grams per tonne to 5.51 with approximately 0.26 grams per tonnes attributable to the operation of the flotation plant in the second half of the year. Autoclave throughput was a record, at 4.6 million tonnes, and averaged 198 tonnes per operating hour for the year — with an all time high monthly rate of 220 tonnes per operating hour in August. The key features of the financial results were as follows: · Revenues for the year rose by 29% to a record $498.4 million, driven by a combination of higher production (12%) and a higher gold price (17%) Gold sales included 1,089 ounces from Ballarat. The contribution of carbon credits added 1% to the prior year’s sales revenue. Cash and non cash hedging losses are excluded from sales revenue. · Cost of sales totalled $261.3 million, up 24% on the previous year, with the increase reflecting higher throughput, production and sales volumes, adverse exchange rate movements and increases in costs for labour, maintenance and fuel. · Mine operating earnings improved strongly for the year, rising 35% to $237.1 million. After corporate administration costs, exploration expenses and project study costs, operating profit before interest, tax, depreciation and amortisation increased 25% to $195.9 million. Lihir Gold Limited Annual Report 2007 32

DIRECTORS REPORT

- The early repayment of the gold loan in the period resulted in a one-off loss of $117.9 million before tax. When coupled with losses of $97.2 million on the now closed out gold hedge book transaction costs and other income and expenses, this took the total pre-tax result to a loss of $35.8 million. After tax, the net result was a loss of $24.1 million.
- Cash generated from operations for the year were $106.5 million, 75% higher than the prior year. Capital expenditure totalled $207 million, including $149 million at Lihir Island and $58 million at Ballarat.

Further information on the Company's financial and operational performance is available in the Managing Director's Report on pages 10–17.

DIVIDENDS

No dividends or distributions have been declared or paid to members during the period.

DONATIONS

No donations were made to any political parties or for political purposes. Total donation expenditure during the year amounted to $117,550.

Mr Geoff Loudon continued to donate his Director's fees to the Port Moresby City Mission.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The operation of the Consolidated Entity in Papua New Guinea is subject to the environmental regulation under the laws of the Papua New Guinea and the New Ireland Province in which it operates. The operations in Australia are subject to environmental regulation under the laws of the Commonwealth and the States in which those operations are conducted. It is the policy of the Consolidated Entity to comply with all relevant environmental regulations in all countries in which it operates. From 2007, the Consolidated Entity releases an annual Sustainability Report.

Each mining operation is subject to particular environmental regulation specific to the activities undertaken at that site as part of the licence or approval for that operation. There are also a broad range of industry and specific environmental laws which apply to all mining operations and other operations of the Consolidated Entity. The environmental laws and regulations generally address the potential impact of the Consolidated Entity's activities in relation to water and air quality, noise, surface disturbance, and the impact upon flora and fauna.

An important part of the company's environmental performance is to identify and track all incidents resulting from its operations so that appropriate action can be taken to prevent reoccurrence. As part of the Company's commitment to open and transparent reporting, all incidents are reported to the PNG Government and within publicly released reports.

Based on the Consolidated Entity's environmental risk assessment and reporting guidelines, environmental incidents are divided into four separate categories (listed below) according to their significance:

- Category I: Procedural non-compliance with no environmental impact; e.g. late submission of a report.
- Category II: Incidents with low potential for impact on the environment; e.g. minor fuel spill at a fuelling station.
- Category III: Incidents with the potential for moderate environmental impact; e.g. a large oil spill that cannot be immediately recovered.
- Category IV: Incidents that have, or potentially have, high environmental impact; e.g. an uncontrolled spill from the mine or process plant that has, or potentially could, kill large numbers of fish or birds.

Category III and IV incidents are classified as significant and are reported at Executive Management level with a full investigation report, follow-up actions and sign off.

The numbers of events reported in each category during the year are shown in the accompanying table. In all cases environmental authorities were notified of those events where required and remedial action was undertaken.

	I	II	III	IV
2007 – No. of incidents	54	24	5	-
2006 – No. of incidents	59	8	-	-

LGL's Ballarat operation recorded five category III spill events during 2007. Four of the five category III incidents resulted in non-compliant offsite discharge of process or stormwater, each were reported and managed appropriately to minimise risk of re-occurrence. No spills resulted in long term impacts at the Ballarat operation. There were no further category III or IV non-compliances.

The Lihir Gold Mine tailings are discharged through an Engineered Deep Sea Tailings Placement system. During 2007 the tailings system operated as per design and environmental monitoring showed the system was compliant with PNG water use permits.

The Directors are not aware of any environmental matters which would have a materially adverse impact on the overall business of the Consolidated Entity.

Further details can be found in the annual Sustainability report.

People | Results | Growth

33

DIRECTORS’ REPORT REMUNERATION REPORT The remuneration report is set out under the following main headings: A Principles used to determine the nature and amount of remuneration B Details of remuneration C Service agreements D Share based compensation A PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION The Consolidated Entity’s remuneration strategy is designed to attract, retain and motivate appropriately qualified and experienced Directors and executives. The framework provides a mix of fixed and variable pay, and a blend of short and long term incentives. As executives gain seniority with the Consolidated Entity, the balance of this mix shifts to a higher proportion of “at risk” rewards. The objective of the Consolidated Entity’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices: · competitive in structure and quantum with comparator organisations so as to attract, retain and motivate appropriately qualified and experienced executives · acceptability to shareholders · performance linkage / alignment of executive compensation · transparency · capital management. In consultation with external remuneration consultants, the Consolidated Entity has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation. Alignment to shareholders’ interests: · has company profit as a core component of plan design · focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant return on assets as well as focusing the executive on key non financial drivers of value · attracts and retains high calibre executives. Alignment to program participants’ interests: · rewards capability and experience · reflects competitive reward for contribution to growth in shareholder wealth · provides a clear structure for earning rewards. The Board has established a Remuneration and Nomination Committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive Directors, other executives and Non-Executive Directors. The Corporate Governance Statement provides further information on the role of this committee. Non-executive directors and chairman As the focus of the Board is on the long-term direction and well-being of the Company, there is no direct link between Non-Executive Directors’ remuneration and the Company’s short-term results. Non-Executive Directors do not receive any performance related remuneration. Remuneration is limited to the payment of Board fees which serves to help maintain independence and impartiality. Remuneration is fixed rather than variable, and is determined with reference to the level of fees paid to Board members of other PNG corporations, Australian corporations of comparable size, the complexity of the Company’s operations and the workload requirements of Board members. The Board’s Remuneration and Nomination Committee has oversight of the fees paid to Non-Executive Directors. External independent remuneration advisers are engaged by the committee to provide advice on appropriate fee levels when these matters are being considered. The Chairman’s fees are determined independently to the fees of Non- Executive Directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration. Details of the Board fees payable to Non-Executive Directors in respect of the year ended 31 December 2007 are set out below. The Company pays additional fees for membership or chairing of the Board’s committees. No other benefits were paid or are payable to Non-Executive Directors Non-Executive Directors and the Chairman do not receive share rights. executive directors. Executive Directors do not receive separate Board fees as part of their remuneration packages. directors’ fees The current base remuneration was last reviewed with effect from 1 January 2007. The Chairman’s remuneration is inclusive of committee fees while other Non-Executive Directors who chair, or are a member of, a committee receive additional yearly fees. Total annual remuneration paid to all Non-Executive Directors is limited to the aggregate amount of $1,000,000 authorised by the Company’s shareholders at the Annual General Meeting on 24 April 2007. Lihir Gold Limited Annual Report 2007 34

DIRECTORS REPORT

People | Results | Growth

The following fees have applied:

	2007 $	2006 $
Dr Ross Garnaut [2]	255,000	210,000
Mr Bruce Brook [2]	107,350	70,000
Dr Peter Cassidy [2]	107,500	70,000
Dr Michael Etheridge (appointed 20 March 2007)	71,735	-
Mrs Winifred Kamit [1]	109,850	70,000
Mr Geoff Loudon [1]	100,000	70,000
Mr Alister Maitland (appointed 20 March 2007) [2]	71,735	-
Mr John O'Reilly (retired 31 December 2006) [2]	-	70,000

For the year ended 31 December 2007, fees have been paid as follows:

	Base fees	Audit committee fees	Remuneration and nomination committee fees	Safety and technical committee fees	Sustainable development committee fees	Total Directors fees
Dr Ross Garnaut	255,000	-	-	-	-	255,000
Mr Bruce Brook	85,000	20,000	-	2,350	-	107,350
Dr Peter Cassidy	85,000	-	7,500	15,000	-	107,500
Dr Michael Etheridge	66,585	-	-	5,150	-	71,735
Mrs Winifred Kamit	85,000	2,350	7,500	-	15,000	109,850
Mr Geoff Loudon	85,000	-	-	7,500	7,500	100,000
Mr Alister Maitland	66,585	5,150	-	-	-	71,735

Audit Committee – Chairman Mr Bruce Brook
Remuneration and Nomination Committee – Chairman Dr Ross Garnaut
Safety and Technical Committee – Chairman Dr Peter Cassidy
Sustainable Development Committee – Chairperson Mrs Winifred Kamit

Notes:
(1) Fees are paid to Mrs Kamit and Mr Loudon in PNG Kina. Mr Loudon's fees are donated to the Port Moresby City Mission
(2) Fees are paid to Dr Garnaut, Mr Brook, Dr Cassidy, Dr Etheridge and Mr Maitland in Australian dollars equivalent to the amount reported. Fees were paid to Mr O'Reilly in 2006 in Australian dollars
(3) The services of Dr Garnaut are provided through Dr Garnaut's family company, Macullochella Pty Limited

Directors are also entitled to be reimbursed for all business related expenses, including travel on Company business, as may be incurred in the discharge of their duties.

There are no schemes for retirement benefits for Non-Executive Directors and no retirement benefits are payable by the Company to any Non-Executive Director.

Executive remuneration

The Managing Director is supported by a number of senior executives who have responsibility for influencing the integrity, strategy, operations and financial performance of the Company. The Board, through its Remuneration and Nomination Committee, has oversight of the remuneration policies and terms of employment for all of the Company's senior executives.

The executive pay and reward framework has three components:

- base package including superannuation and benefits
- short-term performance incentives, and
- long-term incentives through participation in the Lihir Executive Share Plan (the "LESP").

The combination of these comprises the executive's total remuneration. The Company has revisited its short-term and long-term performance incentives during the year and is transitioning to a new scheme for 2008. As a consequence of these changes an additional transitional share right grant applies to executives during the year. Further details are provided in section D.

35

DIRECTORS’ REPORT Base package An executives base package is structured as a total employment cost package which may be delivered as a combination of cash and prescribed non-financial benefits at the executive’s discretion. Executives are offered a competitive base package that comprises the fixed component of pay and rewards. External remuneration consultants provide analysis and advice to ensure the base package is set to reflect the market for a comparable role. Base package for executives is reviewed annually to ensure the executive’s pay is competitive with the market. An executive’s pay is also reviewed on promotion. The Consolidated Entity contributes superannuation on behalf of executives at the minimum prescribed statutory amount. There are no guaranteed base package increases included in any executive’s contracts. Benefits Executives receive benefits including death and total permanent disability insurance, salary continuance insurance and car parking. Short term incentives Short term incentives (“STI”) are awarded upon achievement of individual performance targets based on specific operational and financial criteria developed for each executive based on judgement of relevant key business and improvement drivers for the year set at the beginning of each year. Cash incentives (bonuses) are payable in March the following year after assessment of performance against the criteria. Performance criteria include specific targets related to gold production, production costs, cash flow and profitability, as well as targets relating to safety, environment and community relations criteria. Each year, the Remuneration and Nomination Committee considers the appropriate targets and key performance indicators (KPIs) to link the STI plan and the level of payout if targets are met. This includes setting any maximum payout under the STI plan and minimum levels of performance to trigger payment of STI. The Remuneration and Nomination Committee is responsible for reviewing recommendations from the Managing Director and passing such resolutions as it sees fit on participation of senior executives reporting to the Managing Director in short term incentive schemes. The short term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Remuneration and Nomination Committee. For 2007 the following targets applied: STI Target Level Attainment of Target Managing Director 50% of Base package (before tax) Key management personnel 35% of Base package (before tax) Long term incentives Long term incentives are awarded in the form of share rights in accordance with the terms of individual employment contracts and the LESP. Further details regarding long-term incentives can be found within section D of this remuneration report — Share-based compensation. B DETAILS OF REMUNERATION Amounts of remuneration Details of the remuneration of the directors and the key management personnel (as defined in IAS 24 Related Party Disclosures) of the Consolidated Entity are set out in the following tables. The key management personnel of the Consolidated Entity are those executives that report directly to the Managing Director being: · Phil Baker — Chief Financial Officer (appointed 21 January 2007) · Joe Dowling — General Manager Corporate Affairs · Murray Eagle — General Manager External Affairs and Sustainable Development (retired 16 January 2008) · Noel Foley — Executive General Manager, Operations · Graham Folland — General Manager Corporate Development · Stuart MacKenzie — Group Secretary and General Counsel · Wojciech Ozga — General Manager, Ballarat Operations (appointed 8 March 2007, retired 31 January 2008) · Ron Yung — General Manager Organisation Performance · Nick Currey — General Manager Sustainable Development (appointed 1 January 2008) · Craig Thomas — General Manager Ballarat Operations (appointed 1 February 2008) · Richard Laufmann — Executive General Manager Australian Operations and Business Development (appointed 8 March 2007, resigned 8 June 2007) · Paul Fulton — Chief Financial Officer (resigned 22 February 2007) The key management personnel of the Company include the Directors as per pages 30 and 31 above and the following executive officers who have authority and responsibility for planning, directing and controlling the activities of the entity: · Murray Eagle — General Manager External Affairs and Sustainable Development (retired 16 January 2008) · Noel Foley — Executive General Manager, Operations As these key management personnel are listed below in respect of the Consolidated Entity, details are not repeated for the Company. Lihir Gold Limited Annual Report 2007 36

DIRECTORS REPORT KEY MANAGEMENT PERSONNEL AND OTHER EXECUTIVES OF THE CONSOLIDATED ENTITY 2007 Short term employee benefits Post employment benefits Long term Share based benefits payments Cash Non Long salary Cash monetary Super service Share and fees bonus benefits (7) annuation Other leave rights Total Name $ $$ $ $ $ $ $ Non-Executive Directors Dr Ross Garnaut — Chairman 255,000 — — — — —255,000 Mr Bruce Brook 107,350 — — — — — 107,350 Dr Peter Cassidy 107,500 — — — — — 107,500 Dr Mike Etheridge (1) 71,735 — — — — — 71,735 Mrs Winifred Kamit 109,850 — — — — — 109,850 Mr Geoff Loudon 100,000 — — — — — 100,000 Mr Alister Maitland (2) 71,735 — — — — — 71,735 Mr John O’Reilly — — — — — — - Sub total non executive directors 823,170 — — — — — 823,170 Executive Directors Arthur Hood 1,080,589 387,299 9,367 66,748 16,187 1,154,882 2,715,072 Other key management personnel Phil Baker(3) 278,610 81,73227,879(8) 26,862 — 885 103,496519,464 Joe Dowling 195,473 46,24211,621 20,829 — 3,109 88,734366,008 Murray Eagle 200,200 97,615- 84,000 — — 36,459 418,274 Noel Foley 245,000 99,6194,154 84,000 — — 182,372 615,145 Graham Folland 231,530 79,45533,888(9) 27,849 — 2,198 110,395485,315 Stuart MacKenzie 223,358 62,50711,126 22,159 — 1,417 83,906404,473 Wojciech Ozga(4) 172,279 — 14,565 357,865(10) 570 68,266613,545 Ron Yung 240,825 71,1399,783 24,541 — 1,601 92,271 440,160 Paul Fulton(5) 46,122 — 4,151 — — — 50,273 Richard Laufmann(6) 114,020 — 48,408 484,602(11) — -647,030 Total key management personnel compensation 3,851,176 925,608 107,818 424,112 842,467 25,967 1,920,781 8,097,929 Notes: (1) Dr Mike Etheridge commenced as a Non-Executive Director on 20 March 2007 (2) Mr Alistair Maitland commenced as a Non-Executive Director on 20 March 2007 (3) Mr Baker commenced employment with the Consolidated Entity on 21 January 2007 (4) Mr Ozga commenced employment with the Consolidated Entity on 8 March 2007 (5) Mr Fulton ceased employment with the Consolidated Entity on 23 February 2007. Mr Fulton received a termination payment $408,996 in accordance with his employment contract, which was recognised in the previous financial year (6) Mr Laufmann commenced employment with the Consolidated Entity on 8 March 2007 and resigned on 8 June 2007 (7) Non-monetary benefits include car parking, salary continuance, death and total permanent disablement and motor vehicle benefits (8) Included in the total non-monetary benefits is a car benefit of $19,866 (9) Included in the total non-monetary benefits is a car benefit of $25,007 (10)Includes payment on termination of Ballarat employment contract of $357,865 (11)Includes termination payment of $484,6 02 People | Results | Growth 37

DIRECTORS' REPORT

Lihir Gold Limited Annual Report 2006

KEY MANAGEMENT PERSONNEL AND OTHER EXECUTIVES OF THE CONSOLIDATED ENTITY

2006	Short term employee benefits			Post employment benefits		Long term benefits	Share based payments	
	Cash salary and fees	Cash bonus	Non monetary benefits (12)	Super annuation	Other	Long service leave	Share rights	Total
Name	$	$	$	$	$	$	$	$
Non-Executive Directors								
Dr Ross Garnaut - Chairman	210,000	-	-	-	-	-	-	210,000
Mr Bruce Brook	70,000	-	-	-	-	-	-	70,000
Dr Peter Cassidy	70,000	-	-	-	-	-	-	70,000
Mr Geoff Loudon	70,000	-	-	-	-	-	-	70,000
Mrs Winifred Kamit	70,000	-	-	-	-	-	-	70,000
Mr John O'Reilly	70,000	-	-	-	-	-	-	70,000
Sub total Non-Executive Directors	**560,000**	**-**	**-**	**-**	**-**	**-**	**-**	**560,000**
Executive Directors								
Arthur Hood	**433,486**	**138,084 (1)**	**3,203**	**39,302**	**-**	**-**	**450,561**	**1,064,636**
Other key management personnel								
Jan Andersen (3)	48,031	-	13,716	4,323	434,558 (14)	-	-	500,628
Joe Dowling	163,959	53,205 (9)	7,155	17,231	-	-	21,068	262,618
Murray Eagle	227,447	53,580 (7)	6,267	22,495	-	-	116,457	426,246
Noel Foley (6)	204,539	48,372	-	18,409	-	-	102,928	374,248
Graham Folland (8)	173,716	37,693	139	15,634	-	-	24,078	251,260
Paul Fulton (2)	277,945	-	15,148	25,015	408,996 (13)	-	-	727,104
Mark Laurie (4)	126,058	34,083 (5)	54,841	21,203	262,651 (5)	-	-	498,836
Stuart MacKenzie (10)	58,061	17,276	5,810	5,226	-	-	2,792	89,165
Ron Yung (11)	104,229	22,615	695	9,381	-	-	4,374	141,294
Total key management personnel compensation	**2,377,471**	**404,908**	**106,974**	**178,219**	**1,106,205**	**-**	**722,258**	**4,896,035**

Notes:

(1) This amount includes a bonus payment made to Mr Hood in 2006 in the amount of $35,156 which relates to services provided in 2005
(2) Mr Fulton ceased to be an executive on 23 February 2007
(3) Mr Anderson ceased to be an executive on 22 February 2006
(4) Mr Laurie ceased to be an executive on 24 November 2006
(5) Includes a bonus payment of $34,083 made to Mr Laurie in 2006 which relates to services provided in 2005; other benefit is a termination payment of $262,651 per contract
(6) Mr Foley commenced employment with the Company on 13 March 2006
(7) This amount includes a bonus payment made to Mr Eagle in 2006 in the amount of $12,118 which relates to services provided in 2005
(8) Mr Folland commenced employment with the Consolidated Entity on 1 March 2006
(9) This amount includes a bonus payment made to Mr Dowling in the amount of $21,477 which relates to services provided in 2005
(10) Mr MacKenzie commenced employment with the Consolidated Entity on 14 August 2006
(11) Mr Yung commenced employment with the Consolidated Entity on 1 July 2006
(12) Non-monetary benefits include car parking, salary continuance, death and total permanent disablement, motor vehicle benefits and housing where applicable for residential based executives
(13) Includes termination payment of $408,996 to be paid per contract; expense booked in 2006 on notice of termination
(14) Includes termination payment of $434,558 per contract

More general details of employee remuneration, in accordance with *PNG Companies Act* requirements, are set out in Note 30 to the Financial Statements.

38

DIRECTORS REPORT

People | Results | Growth

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk – STI		At risk – LTI	
	2007	2006	2007	2006	2007	2006
Executive directors of Lihir Gold Limited						
Arthur Hood	22%	49%	14%	24%	64%	27%
Other key management personnel of Consolidated Entity						
Jan Andersen	-	74%	-	26%	-	-
Phil Baker	30%	-	11%	-	59%	-
Joe Dowling	30%	66%	11%	17%	59%	17%
Murray Eagle	30%	58%	11%	21%	59%	21%
Noel Foley	30%	58%	11%	21%	59%	21%
Graham Folland	30%	58%	11%	21%	59%	21%
Paul Fulton	-	58%	-	21%	-	21%
Richard Laufmann	58%	-	21%	-	21%	-
Mark Laurie	-	58%	-	21%	-	21%
Stuart MacKenzie	30%	58%	11%	21%	59%	21%
Wojciech Ozga	30%	-	11%	-	59%	-
Ron Yung	30%	58%	11%	21%	59%	21%

C SERVICE AGREEMENTS

Remuneration and other terms of employment for the Managing Director, Chief Financial Officer and the other key management personnel are also formalised in employment contracts. Each of these agreements provide for the provision of performance related cash bonuses, other benefits and participation, when invited, in the LESP. Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated early by either party with the specified period of notice given in accordance with the individual's employment contract, subject to termination payments as detailed below.

Arthur Hood, Managing Director

Term of agreement – 5 years commencing 1 October 2005

Base package, inclusive of superannuation of A$1,500,000, to be reviewed annually by the Remuneration and Nomination Committee.

Payment of a termination benefit on termination by the Consolidated Entity, other than for bankruptcy, breach of provisions as set out in employment contract, fraud, vacating office as a director of the Company, serious misconduct or unsound mind, equal to:

The sum of US$925,000 by the relevant multiple, defined as follows:

If employment terminated ...	... the relevant multiple is ...
On or after the first anniversary of the commencement date but before the third anniversary of the commencement date (i.e. in years 2 or 3 of employment)	The number of whole months in the period commencing on the day after the date of termination of employment and ending on the fifth anniversary of the commencement date, divided by 24.
On or after the third anniversary of the commencement date but before the fifth anniversary of the commencement date (i.e. in years 4 or 5 of employment)	1 or, if the date of termination of your employment is after the fourth anniversary of the commencement date, the relevant multiple is a fraction, the numerator of which is the number of whole months in the period commencing the day after the date of termination of employment and the denominator of which is 12.

39

DIRECTORS’ REPORT Phil Baker, Chief Financial Officer Term of agreement — on going commencing 21 January 2007. Base package, inclusive of superannuation of A$425,000. Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value. Paul Fulton, Chief Financial Officer (from 1 January 2007 — 20 January 2007) Agreement terminated on 23 February 2007. Base package, inclusive of superannuation, for the period ended 23 February 2007 of A$59,487. Termination payment of $408,996 paid equal to one year’s base package plus an additional 35% of this value. Joe Dowling, General Manager Corporate Affairs Term of agreement — on going commencing 6 May 2005. Base package, inclusive of superannuation of A$262,500. Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to six months base package plus an additional 35% of this value. Murray Eagle, General Manager External Affairs & Sustainable Development Term of agreement — on going commencing 2 April 2005. Base package, inclusive of superannuation of A$340,000. Payment of a termination benefit on termination by the Company, other than for gross misconduct, equal to the six months base package, plus an additional 35% of this value. Noel Foley, Executive General Manager Term of agreement — on going commencing 13 March 2006. Base package, inclusive of superannuation of A$405,000. Payment of a termination benefit on termination by the Company, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value. Graham Folland, General Manager Corporate Development Term of agreement — on going commencing 1 March 2006. Base package, inclusive of superannuation of A$350,000. Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value. Stuart MacKenzie, Group Secretary and General Counsel Term of agreement — on going commencing 14 August 2006. Base package, inclusive of superannuation of A$300,000. Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value. Ron Yung, General Manager Organisation Performance Term of agreement — 2 years commencing 1 July 2006. Base package, inclusive of superannuation of A$315,000. Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value. Wojciech Ozga, General Manager, Ballarat Operations Term of agreement — on going commencing 8 March 2007, retired 31 January 2008. Base package, inclusive of superannuation of A$315,000. Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value. Craig Thomas, General Manager, Ballarat Operations Term of agreement — on going commencing 1 February 2008. Base package, inclusive of superannuation of A$315,000. Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value. Richard Laufmann, General Manager, Ballarat Operations Term of agreement — commenced 8 March 2007, resigned 8 June 2007. Base package, inclusive of superannuation, for the period 8 March 2007 to 8 June 2007 of A$138,306. Termination payment of A$584,140 paid in accordance with the terms of his contract with Ballarat. Lihir Gold Limited Annual Report 2006 40

DIRECTORS REPORT D SHARE BASED COMPENSATION (AUDITED) Share Rights Share rights over shares in the Company are granted under the LESP which was approved by shareholders at the 2006 Annual General Meeting. The LESP is designed to provide long term incentives for executives to deliver long term shareholder returns. Under the plan, participants are granted share rights which only vest if certain performance standards are met and the employees are still employed by the Consolidated Entity at the end of the vesting period. Participation in the plan is at the Board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits. During 2007 there were a number of grants falling into two main grants, the “2007 grant” and the “2007 transitional grant” (see below). In addition, an adjustment was made in 2007 to the share rights held by existing participants who held share rights under the 2006 grant. Those participants were unable to participate in the 3 for 1 Entitlement Offer due to trading restrictions leading up to the capital raising. In recognition of participants in the LESP not being eligible to participate in the Entitlement Offer, the Directors resolved that the number of share rights vested for each Participant be adjusted to take into account each participant’s entitlement to share rights had they been eligible to participate. The share rights are subject to the same three year service period restrictions. 2007 Grant Under the 2007 grant, participating executives were offered a certain number of share rights. These share rights will give the executive the right to receive, potentially, up to the corresponding number of shares where, and to the extent that, certain performance hurdles or conditions are met. Performance hurdles under the 2007 grant were set in reference to external measures (the Company’s performance in comparison to external benchmarks) or internal measures (the achievement of strategic and operational goals consistent with the duties and responsibilities of the executive concerned) or a combination of both. The 2007 grant provides that the testing of the performance hurdles or conditions will occur by reference to a date not earlier than twelve months after the effective date of grant of the share rights. 2007 Transitional Grant The 2007 transitional grant is only available for executives who joined the Consolidated Entity prior to the 30th June 2007. Executives who joined the Consolidated Entity between 1st January 2007 and the 30th June 2007 will receive a pro-rata calculation. Eligible executives who joined after the 30th June 2007 will be invited to participate in the following year’s program and will receive a pro-rata allocation. As with the 2007 grant, these share rights will give the executive the right to receive potentially up to the corresponding number of shares where, and to the extent that, certain performance hurdles or conditions are met. Performance hurdles were set in reference to external measures (the Company’s performance in comparison to external benchmarks). The 2007 transition grant provides that the testing of the performance conditions will occur by reference to a date 18 months after the effective date of grant of the share rights (for half the share rights) and 2 1/2 years after the effective date of grant of the share rights (for the other half of the share rights). Share rights granted under the plan carry no dividend or voting rights until vested. When exercisable, each share right is a right to acquire an ordinary share in the Company for no consideration. If an executive chooses to not exercise his or her share rights by the end of the relevant exercise period, then those share rights will lapse and the executive will lose his or her entitlement to acquire those shares. People | Results | Growth 41

DIRECTORS' REPORT

Lihir Gold Limited Annual Report 2007

Details of share rights provided as remuneration to each Director of the Company and each of the key management personnel of the Consolidated Entity are set out below:

Name	Number of share rights granted during the year		Number of share rights vested during the year	
	2007	2006	2007	2006
Directors of Lihir Gold Limited				
Arthur Hood	1,535,255 [1]	362,263	49,208	176,071
Other key management personnel of the Consolidated Entity				
Phil Baker	251,786	-	-	-
Joe Dowling	163,751	35,945	37,220	-
Murray Eagle	217,524	54,225	56,148	-
Noel Foley	246,481	47,926	50,148	-
Graham Folland	207,890	41,080	42,984	-
Paul Fulton	-	-	-	-
Mark Laurie	-	-	-	-
Stuart MacKenzie	181,056	13,734	14,969	-
Wojciech Ozga	165,235	-	-	-
Ron Yung	198,184	18,885	19,307	-

(1) Subject to approval by shareholders

The assessed fair value at grant date of share rights was independently determined using a Monte Carlo option pricing model, which incorporates market performance conditions such as shareholder return.

The model inputs for share rights granted during the year ended 31 December 2007 included:

(a) exercise price: $ nil (2006 – $ nil)

(b) expected volatility: 42% (2006 – 43%)

(c) risk free interest rate: 6.12% (2006 – 6.05%)

(d) expected life of right (years): 10 years

(e) weighted average share price at grant date: $3.08 (2006 – $2.07)

(f) expected dividend yield: 0% (2006 – 0%)

The expected volatility is based on historic volatility (based on the remaining life of the share rights) adjusted for expected changes to future volatility due to publicly available information and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

The expected rate of return used in the valuations was set equal to the prevailing risk-free rate. This was defined as the one-year yield-to-maturity of a Commonwealth Government Bond (to match the share right's vesting date).

42

DIRECTORS REPORT Shares provided on exercise of share rights Details of ordinary shares in the Company purchased as a result of the exercise of share rights are set out below. Name Date of exercise Number share rights of share rights exercised during the year 2007 2006 Directors of Lihir Gold Limited Arthur Hood Sep 2007 49,208 176,071 Other key management personnel of the Consolidated Entity Phil Baker — - Joe Dowling Sep 2007 37,220 - Murray Eagle Sep 2007 4,634 - Noel Foley Sep 2007 50,148 - Graham Folland Sep 2007 42,984 - Stuart MacKenzie Sep 2007 14,969 - Wojciech Ozga — - Ron Yung Sep 2007 19,307 - People | Results | Growth 43

DIRECTORS’ REPORT AUDITOR AND NON-AUDIT SERVICES PricewaterhouseCoopers was reappointed as external auditor of the Consolidated Entity for the 2007 financial year. Details on the fees and charges for provision of audit and non-audit services by that firm are included in Note 32 of the Financial Statements. The Audit Committee has developed a policy to ensure that the independence of the company’s auditor is not impaired in providing non audit services to the company; so that both the company and the external auditor can comply with relevant auditor independence rules which apply in the various jurisdictions in which the company operates. No officer of the Company who held office during the financial year, and no current officer, was formerly a partner or director of PricewaterhouseCoopers. PNG COMPANY LAW Lihir Gold Limited is a company limited by shares that is incorporated and domiciled in Papua New Guinea. The Company is subject to the Companies Act 1997 of Papua New Guinea. The PNG Securities Act 1997 (the “Securities Act”) also applies to the Company and its shareholders. The Securities Act governs the offering of securities to the public in PNG and deals with the requirements for a prospectus prepared in connection with the offering of securities. The Securities Act also contains a range of laws regulating the operation of the securities market in PNG including stock market manipulation laws; false trading and market rigging transactions; false or misleading statements in relation to securities; fraudulently inducing persons to deal in securities; and disseminating information about illegal transactions. The Securities Act contains a prohibition against insider trading. The Securities Act also contains provisions dealing with the disclosure of substantial shareholdings which require the giving of notice where a shareholder has a relevant interest in at least five percent of the shares of a listed Company. A substantial shareholder is also required to give notice of changes in his or her relevant interest of one percent or more in the relevant class of shares. There are also provisions to allow a Company to require the disclosure of the beneficial owners of shares in the Company. SUBSEQUENT EVENTS There are no matters that have arisen since 31 December 2007 that have significantly affected or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years. ROUNDING OF AMOUNTS Amounts included in this Director’s Report and the financial report have been rounded to the nearest $100,000 unless otherwise indicated. The report is made in accordance with a resolution of the Directors. Signed and Dated Ross Garnaut Chairman 22 February 2008 Arthur Hood Managing Director 22 February 2008 Lihir Gold Limited Annual Report 2006 44

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 TABLE OF CONTENTS STATEMENTS OF COMPREHENSIVE INCOME 46 STATEMENTS OF FINANCIAL POSITION 47 STATEMENTS OF CHANGES IN EQUITY 49 STATEMENTS OF CASH FLOWS 50 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS 51 DIRECTORS’ DECLARATION 111 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS 112 SUPPLEMENTARY INFORMATION 114 People | Results | Growth 45

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

STATEMENTS OF COMPREHENSIVE INCOME

Lihir Gold Limited Annual Report 2006

		CONSOLIDATED ENTITY $m		COMPANY $m	
	Note	2007	2006	2007	2006
Revenue	7	498.4	386.0	497.6	385.8
Cost of sales	9	(261.3)	(211.0)	(260.4)	(211.7)
Mine operating earnings		**237.1**	**175.0**	**237.2**	**174.1**
Corporate expense		(25.3)	(12.1)	(24.4)	(12.1)
Project studies		(7.5)	(0.8)	(7.5)	(0.8)
Exploration expense		(8.4)	(5.9)	(8.2)	(5.9)
Operating profit before other income / (expense)		**195.9**	**156.2**	**197.1**	**155.3**
Other income / (expense):					
Hedging loss	10	(97.2)	(78.3)	(97.2)	(78.3)
Other expenses	11	(13.8)	-	(13.8)	-
Financial income	12	10.9	4.2	7.7	4.2
Financial expenses	12	(131.6)	(6.2)	(130.6)	(5.6)
Profit / (loss) before tax		**(35.8)**	**75.9**	**(36.8)**	**75.6**
Income tax benefit / (expense)	**13**	**11.7**	**(22.1)**	**10.2**	**(22.0)**
Net profit / (loss) after tax		**(24.1)**	**53.8**	**(26.6)**	**53.6**
Other comprehensive income					
Exchange difference on translation of foreign operations	27	42.6	-	-	-
Cash flow hedges	27	38.7	(50.8)	38.7	(50.8)
Share based payments	27	2.9	5.5	2.9	5.5
Net change in fair value of available for sale financial assets	27	1.2	-	-	-
Income tax on other comprehensive income	13	(4.7)	20.3	(4.3)	20.4
Other comprehensive income for the period net of tax		**80.7**	**(25.0)**	**37.3**	**(24.9)**
Total comprehensive income		**56.6**	**28.8**	**10.7**	**28.7**
Earnings / (loss) per share	37				
- Basic (cents/share)		(1.4)	4.2	(1.6)	4.2
- Diluted (cents/share)		(1.4)	4.2	(1.6)	4.2

The above Statements of Comprehensive Income are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 51–110.

46

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 STATEMENTS OF FINANCIAL POSITION CONSOLIDATED ENTITY COMPANY $ m $ m ASSETS Note 2007 2006 2007 2006 CURRENT ASSETS Cash and cash equivalents 14 174.2 47.0 122.4 43.6 Receivables 16 14.9 4.6 15.0 4.3 Inventories 17 102.8 75.3 102.7 75.3 Derivative financial instruments 18 — 0.3 — 0.3 Other assets 2.3 5.5 2.2 5.5 Total current assets 294.2 132.7 242.3 129.0 NON-CURRENT ASSETS Receivables 16 0.4 0.5 0.4 2.1 Inventories 17 169.1 141.7 169.1 141.7 Derivative financial instruments 18 — 2.4 — 2.4 Deferred mining costs 19 218.3 148.3 218.3 148.3 Property plant and equipment 20 1,430.6 951.2 1,032.0 949.4 Intangible assets 21 98.4 — 7.0 - Available-for-sale financial assets 22 2.5 33.0 — - Deferred income tax asset 13 92.1 86.2 92.1 86.1 Investments in subsidiaries 29 — — 494.0 54.6 Total non-current assets 2,011.4 1,363.3 2,012.9 1,384.6 Total assets 2,305.6 1,496.0 2,255.2 1,513.6 People | Results | Growth 47

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

STATEMENTS OF FINANCIAL POSITION (CONTINUED)

Lihir Gold Limited Annual Report 2006

		CONSOLIDATED ENTITY $m		COMPANY $m	
LIABILITIES	**Note**	**2007**	**2006**	**2007**	**2006**
CURRENT LIABILITIES					
Accounts payable & accrued liabilities	23	64.0	46.6	113.9	100.1
Provisions	24	13.5	6.4	11.6	6.0
Borrowings and finance facilities	25	0.3	62.5	-	27.0
Derivative financial instruments	18	-	61.5	-	61.5
Income tax payable	13	-	0.3	-	-
Total current liabilities		**77.8**	**177.3**	**125.5**	**194.6**
NON-CURRENT LIABILITIES					
Provisions	24	15.2	14.2	14.6	14.2
Borrowings	25	0.7	218.6	-	218.6
Derivative financial instruments	18	-	274.0	-	274.0
Deferred income tax liability	13	50.8	-	-	-
Total non-current liabilities		**66.7**	**506.8**	**14.6**	**506.8**
Total liabilities		**144.5**	**684.1**	**140.1**	**701.4**
NET ASSETS		**2,161.1**	**811.9**	**2,115.1**	**812.2**
SHAREHOLDERS' EQUITY					
Share capital	26	2,319.7	1,027.1	2,319.7	1,027.5
Reserves	27	(170.0)	(250.7)	(213.3)	(250.6)
Retained earnings	27	11.4	35.5	8.7	35.3
TOTAL SHAREHOLDERS' EQUITY		**2,161.1**	**811.9**	**2,115.1**	**812.2**

The above Statements of Financial Position are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 51–110.

48

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 STATEMENTS OF CHANGES IN EQUITY CONSOLIDATED ENTITY Issued Retained Total capital Reserves Earnings Equity $ m $m $ m $m Balance at 1 January 2006 1,027.5 (225.7) (18.3) 783.5 Total comprehensive income / (expense) for the period — (25.0) 53.8 28.8 Purchase of treasury shares (0.4) — — (0.4) Balance at 31 December 2006 1,027.1 (250.7) 35.5 811.9 Balance at 1 January 2007 1,027.1 (250.7) 35.5 811.9 Total comprehensive income / (expense) for the period — 80.7 (24.1) 56.6 Issue of shares — on acquisition of Ballarat 316.5 — — 316.5 Issue of shares — rights issue / placement (net of transaction costs) 977.4 — — 977.4 Purchase of treasury shares (1.3) — — (1.3) Balance at 31 December 2007 2,319.7 (170.0) 11.4 2,161.1 COMPANY Issued Retained Total capital Reserves Earnings Equity $ m $ m $ m $m Balance at 1 January 2006 1,027.5 (225.7) (18.3) 783.5 Total comprehensive income / (expense) for the period — (24.9) 53.6 28.7 Balance at 31 December 2006 1,027.5 (250.6) 35.3 812.2 Balance at 1 January 2007 1,027.5 (250.6) 35.3 812.2 Total comprehensive income / (expense) for the period — 37.3 (26.6) 10.7 Issue of shares — on acquisition of Ballarat 316.5 — — 316.5 Issue of shares — rights issue / placement (net of transaction costs) 977.4 — — 977.4 Purchase of treasury shares (1.7) — — (1.7) Balance at 31 December 2007 2,319.7 (213.3) 8.7 2,115.1 The above Statements of Changes in Equity are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 51—110. People | Results | Growth 49

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

STATEMENTS OF CASH FLOWS

Lihir Gold Limited Annual Report 2006

	Note	CONSOLIDATED ENTITY $m 2007	CONSOLIDATED ENTITY $m 2006	COMPANY $m 2007	COMPANY $m 2006
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		472.4	329.3	471.4	329.0
Payments arising from suppliers & employees		(365.9)	(268.7)	(359.2)	(271.5)
Cash generated from operations		**106.5**	**60.6**	**112.2**	**57.5**
Interest and finance charges paid		(8.0)	(3.3)	(7.0)	(3.3)
Net cash flow from operating activities	15	**98.5**	**57.3**	**105.2**	**54.2**
CASH FLOWS FROM INVESTING ACTIVITIES					
Interest received		9.7	1.4	6.6	1.4
Purchase of property, plant and equipment		(206.7)	(170.8)	(147.2)	(169.0)
Proceeds on disposal of property, plant and equipment		-	0.1	-	0.1
Payments for investments		(1.2)	(34.0)	(122.0)	(1.0)
Acquisition of subsidiary net of cash acquired	28	19.6	-	-	-
Net cash flow from investing activities		**(178.6)**	**(203.3)**	**(262.6)**	**(168.5)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Drawdown of secured debt		22.4	65.6	22.4	30.0
Repayment of secured debt		(88.2)	-	(52.6)	-
Repayment of gold loan		(333.4)	-	(333.4)	-
Proceeds of equity issue		989.0	-	989.0	-
Underwriting expenses		(11.6)	-	(11.6)	-
Purchase of gold to close out hedge book		(648.4)	-	(648.4)	-
Receipts on close out of hedge book		279.9	-	279.9	-
Payment for treasury shares		(1.3)	(0.4)	(1.7)	-
Net cash flow from financing activities		**208.4**	**65.2**	**243.6**	**30.0**
Net increase / (decrease) in cash and cash equivalents		128.3	(80.8)	86.2	(84.2)
Cash and cash equivalents at beginning of year		47.0	127.8	43.5	127.8
Effects of exchange rates to changes in cash held		(1.1)	-	(7.3)	
Cash and cash equivalents at end of year	14	**174.2**	**47.0**	**122.4**	**43.6**
Financing arrangements	25				

The above Statements of Cash Flows is to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 51–110.

50

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below. These accounting policies have been consistently applied, unless otherwise stated. The financial report includes separate financial statements for Lihir Gold Limited as an individual entity and the consolidated entity consisting of Lihir Gold Limited and its subsidiaries. (i) Basis of preparation These financial statements are presented in accordance with the PNG Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in PNG by the Accounting Standards Board (“ASB”). These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which have been adopted by the ASB as the applicable financial reporting framework. The preparation of financial statements in accordance with IFRSs requires a use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Consolidated Entity’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 2. These financial statements have been prepared on an historical cost basis except for the following: · derivative financial instruments are measured at fair value · financial instruments at fair value through profit and loss are measured at fair value · available for sale financial assets are measured at fair value The methods used to measure fair value are discussed further in accounting policy note (xvii) and (xviii). (ii) Consolidation The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Lihir Gold Limited (“Company” or “parent entity” or “LGL”) as at balance date and the results of all subsidiaries for the year then ended. The Company and its subsidiaries together are referred to in this financial report as the “Group” or the “Consolidated Entity”. Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Company and are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company [refer to note (xxxii)]. Intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Consolidated Entity. Investments in subsidiaries are accounted for at the lower of cost or recoverable amount in the separate financial statements of the Company. (iii) Exploration and evaluation expenditure Exploration and evaluation expenditure incurred by or on behalf of the Consolidated Entity is expensed. (iv) Development properties A property is classified as a development property when a mine plan has been prepared and the Company has decided to commercially develop the property. Development expenditure is accumulated separately for each area of interest in which economically recoverable mineral resources have been identified and are reasonably assured. All expenditure incurred prior to the commencement of commercial levels of production from each development property is carried forward to the extent to which recoupment out of revenue to be derived from the sale of production from the relevant development property, or from sale of that property, is reasonably assured. No amortisation is provided in respect of development properties until they are reclassified as Mine Property assets following the commencement of commercial production. (v) Mine properties Mine properties represent the accumulation of all development expenditures incurred by or on behalf of the Consolidated Entity in relation to areas of interest in which mining of a mineral resource has commenced. When future economic benefits are established by further development expenditure in respect of a mine property, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production. The cost of each asset is depreciated or amortised over its expected useful life to reflect the continued use of the assets through to the end of the mining or processing period. The mining period is determined for each area-of-interest, with an area-of-interest defined as an individual ore body or pit. Depreciation and amortisation of costs is provided for using the unit-of-production method. The unit-of-production basis results in a charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves. Under this process, production of a unit commences when the ore is extracted from the ground. The amortisation charge is allocated to inventory throughout the production processes from the point at which ore is extracted from the pit until the ore is processed into gold ore. Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation of mine properties is accounted for prospectively. People | Results | Growth 51

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (vi) Deferred mining costs The Company’s mining operations at Lihir Island comprise a single mine with three contiguous open pits to extract ore from a single orebody. In conducting these mining operations it is necessary to remove overburden and other waste materials to access the orebody. The costs of removing waste materials are referred to as ‘stripping costs’. During the initial development of a mine, stripping costs would be capitalised as development costs. Capitalisation of development costs ceases when saleable material is extracted from the mine; at this same time, depreciation of the capitalised development costs begins. Depreciation is calculated on a unit-of-production basis over the life of the mine. The development stage is also referred to as preproduction. In the case of the mine at Lihir Island, the preproduction phase ceased in 1997 when commercial production commenced. Removal of waste materials will continue until mining operations cease. This is referred to as “production stripping” and commences when saleable material starts to be extracted from the mine. Production stripping costs are charged to the Statement of Comprehensive Income on an estimated “life-of-pit strip ratio” basis. This ratio is the proportion of deferred waste plus waste material to ore estimated to be extractable from the relevant pit in the mine. The “life-of-pit” has been determined as the most effective method of matching stripping costs to the associated ounces mined. As ore is extracted from each pit of a mine, the ratio of waste material to ore may vary from time to time from the expected average life-of-pit strip ratio. If the actual ratio for an accounting period is higher than the estimated life-of-pit ratio, a portion of stripping costs is capitalised and deferred for recognition in the Statement of Comprehensive Income during a later period; if the ratio is less than the estimated life-of-pit ratio, then a portion of capitalised stripping costs is charged to the Statement of Comprehensive Income. In this way, stripping costs expensed in the Statement of Comprehensive Income should reflect the life-of-pit stripping ratio. Any change in the estimated life-of-pit stripping ratio is accounted for prospectively. Capitalised production stripping costs are classified as “Deferred Mining Costs”. Capitalised development stripping costs would be reflected in “Deferred Expenditure” within “Property, Plant and Equipment”. (vii) Capitalisation of interest and financing costs Interest and other financing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalisation of borrowing costs ceases when all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalised. These costs are amortised on the same basis as the qualifying asset. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation shall be determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. (viii) Property, plant and equipment Cost and valuation Property, plant and equipment are stated at cost less accumulated depreciation and impairments losses/(reversals). Repairs and maintenance expenditures are charged against earnings as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised. The Company applies the cost model in the subsequent measurement of its property, plant and equipment. This means that no revaluations are permitted under the Company’s asset measurement policy and that property, plant and equipment are therefore carried at cost less any accumulated depreciation and any accumulated impairment losses/(reversals). Depreciation and amortisation The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets’ future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Assets depreciated using the straight-line method are depreciated over their useful life ranging from 3 — 40 years depending on the nature of the asset. Each item’s economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. Major spare parts purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment. For the Lihir operation, approximately 90% of all fixed assets are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant. Based on the December 2006 ore reserve statement less 2007 depletion, the remaining life of mine is expected to be approximately 34 years with processing of economic grade ore being completed in 2041. Assets which have an estimated useful life that is shorter than the 34 year total production period are depreciated on a straight-line basis over the shorter period. Examples Lihir Gold Limited Annual Report 2006 52

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

People | Results | Growth

of such assets include the Company's mining fleet, equipment and other similar assets. Certain assets, such as the Company's processing plant and related infrastructure, which are expected to have an estimated useful life equivalent to the remaining life of mine, are depreciated over that period on a units-of-production basis.

Fixed asset classification	Percentage depreciated as unit-of-use	Percentage depreciated as straight-line
Deferred expenditure	100%	-
Land & buildings	100%	-
Plant & equipment	85%	15%
Total average	90%	10%

Leased assets are depreciated over the shorter of the lease term or the useful lives unless it is reasonably certain that the Consolidated Entity will obtain ownership by the end of the lease term. The classification land and buildings does not include land as a depreciable asset. Land is not depreciated.

Mining tenements acquired are carried at the net fair value at date of acquisition less amortisation and impairment losses. Mining tenements are amortised over the life of the mine for which the tenement relates using a unit of production method and reflecting the pattern of economic benefit to the entity.

Other assets depreciated using the straight-line method are depreciated over their useful life ranging from 3 - 10 years depending on the nature of the asset. The lives of major assets are reviewed annually.

The total net carrying values of mine buildings, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. [Refer to accounting policy note (xi)].

Major spare parts purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.

(ix) Intangible assets

Licences and exploration rights

Licences and exploration rights have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of licenses and exploration rights over their estimated lives.

Mining information

Mining information acquired is carried at the net fair value at date of acquisition less amortisation and impairment losses. Mining information is amortised over the life of the mine for which the information relates using a unit of production method and reflecting the pattern of economic benefit to the Consolidated Entity.

Land owner share grants

Share based payments made to landowners for which the Consolidated Entity receives a future economic benefit are recognised as an intangible asset and amortised over the life of the mine or the particular economic benefit to which the payment relates, reflecting the pattern of economic benefit to the Consolidated Entity.

Goodwill

Goodwill arises on the acquisition of subsidiaries.

Goodwill represents the excess of cost of the acquisition over the Consolidated Entity's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree.

Goodwill is measured at cost less accumulated impairment losses. The Consolidated Entity tests goodwill for impairment annually.

(x) Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Cost comprises direct material, direct labour and transportation expenditure in bringing such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortisation, based on weighted average costs incurred during the period in which such inventories are produced.

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the Statement of Financial Position date. The Company believes the processing of these stockpiles will have a future economic benefit to the Company and accordingly values these stockpiles at the lower of cost or net realisable value.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.

During the exploration and development phase, where the cost of extracting the ore exceeds the likely recoverable amount, work in progress inventory is written down to net realisable value.

53

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (xi) Impairment of assets Property, plant and equipment and other non-current assets (other than stock) are reviewed for impairment losses at each balance date for indication that the carrying amount may not be recoverable. Impairments of assets are recognised in the Statement of Comprehensive Income whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that are expected to exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). (xii) Restoration, rehabilitation and environmental expenditure A provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Community requirements and long-term land use objectives are also taken into account. The provision is raised when the asset is installed and the ground/environment is disturbed at the production location. The amount of any provision recognised is the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money, changes in exchange rates, geopolitical risks of the mine site and those risks specific to the liability. Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates. When the liability is initially recorded a corresponding asset, which represents future economic benefit arises and is capitalised into the cost of the related asset. (xiii) Leases Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Finance leases are capitalised, recording an asset equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments, including any guaranteed residual values. The corresponding liability, net of finance charges, is included in other short-term and long term payables in the Statement of Financial Position. Finance charges are charged directly to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Consolidated Entity’s general policy on borrowing costs. Assets acquired under finance leases are amortised over the shorter of their estimated useful lives or the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments for operating leases (net of any incentives received from the lessor), are charged to the Statement of Comprehensive Income in the periods in which they are incurred. Penalties paid for early settlement of leases are expensed. (xiv) Receivables Receivables are recognised as amounts outstanding on various contracts as at balance date. Receivables are carried at original invoice amount less provision made for impairment of these receivables. Collectability of receivables is reviewed on an ongoing basis and a provision for impairment of receivables is established when there is objective evidence that the Company may not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor such as bankruptcy, financial reorganisation, default or delinquency-in-payments (more than 30 days overdue) are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the estimated recoverable amount. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the Statement of Comprehensive Income within general and administrative costs. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative costs in the Statement of Comprehensive Income. (xv) Payables Payables include liabilities and accrued expenses owing by the Consolidated Entity which are unpaid as at the balance date. The amounts are initially recorded at the fair value of the consideration to be paid in the future for goods and services received and then subsequently at amortised cost. The amounts are unsecured. (xvi) Borrowings Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the Statement of Financial Position date. Gold loan The gold loan (Note 25) is accounted for as borrowings on an historical cost basis. Although the gold loan contains an embedded derivative, and would ordinarily be subject to cash flow hedge accounting, an exemption within IAS39, Financial Instruments: Recognition and Measurement allows the Company to account for the loan on an historical cost basis because Lihir Gold Limited Annual Report 2006 54

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS subsequent repayment will be by physical delivery of gold ounces. The gold loan was fully repaid during the year. (xvii) Non-derivative financial instruments Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed. Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below. Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Consolidated Entity’s cash management are included as a component of cash and cash equivalents for the purpose of the Statement of Cash Flows. Held to maturity investments If the Consolidated Entity has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses. Available-for-sale financial assets The Consolidated Entity’s investments in equity securities and certain debt securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses [see note (xi)], and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within 12 months of the Statement of Financial Position date. Financial assets at fair value through profit or loss An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Consolidated Entity manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Consolidated Entity’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the Statement of Financial Position date. The Consolidated Entity does not have any financial assets at fair value through profit or loss. Other Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the Statement of Financial Position date. These are classified as non-current assets. Loans and receivables are classified as ‘receivables’ in the Statement of Financial Position. (xviii) Derivative financial instruments and hedging activities The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Company enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses and sustaining capital. The majority of the Company’s production is un-hedged, which allows it to take advantage of increases in gold prices. Derivative financial instruments are initially recognised in the Statement of Financial Position at cost and are subsequently re-measured at their fair values. On the date a derivative contract is entered into, the Company designates the contract as a hedge against specific future production. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. Derivatives that are designated against future production qualify as cash flow hedges and are deemed highly effective. Changes in the fair value of these derivatives are recognised in equity. Amounts deferred in equity are transferred to the Statement of Comprehensive Income and classified as revenue in the same periods during which the hedged gold sales affect the Statement of Comprehensive Income. Certain derivative instruments do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the Statement of Comprehensive Income. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted production is ultimately recognised in the Statement of Comprehensive Income. If the committed or forecast production is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the Statement of Comprehensive Income. In assessing the fair value of non-traded derivatives and other financial instruments, the Company obtains a valuation from an independent external party. People | Results | Growth 55

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS Hedge accounting The Consolidated Entity uses a range of derivative financial instruments to hedge the risk of exposure arising from its operational, financing and investment activities. Derivatives are initially recognised at fair value on the date they are entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Consolidated Entity designates certain derivatives as either: 1 hedges of the fair value of recognised assets, liabilities or firm commitments (fair value hedge); 2. hedges of a particular cash flow risk associated with a recognised asset, liability or highly probable forecast transaction (cash flow hedge); or 3. hedges of a net investment in a foreign operation (net investment hedge) The company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Consolidated Entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of various derivative instruments used for hedging purposes are disclosed in Note 18. Movements of the hedging reserve in shareholder’s equity are shown in the Statement of Changes in Equity. The fair value of hedging derivatives is classified as non-current assets or liabilities if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months. Derivatives which are valid economic hedges, but which do not qualify for hedge accounting, are classified as a current asset or liability. The Consolidated Entity does not currently have any fair value hedges. Cash flow hedges The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the Statement of Comprehensive Income within “increase / (decrease) in fair value of financial instruments’. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the Statement of Comprehensive Income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Statement of Comprehensive Income. Forward Sales are transactions against which the Company will be obliged to physically deliver when they fall due. The price therefore represents a fixed and guaranteed amount of revenue. Sold Call Options are transactions that will occur at the discretion of the purchaser. Should the spot price exceed the strike price of the option at the date on which the option expires, a rational purchaser would exercise the option obliging the Company to deliver gold into the contract at the contracted strike price. Bought Put Options are transactions that will occur at the discretion of the Company. Should the spot price exceed the strike price of the option on the date on which the option expires, the Company will allow the option to expire and will sell the equivalent amount of gold in the spot market. Conversely, if the strike price is higher than the spot price on that date, the option will be exercised. Gold Lease Rate Swaps against hedges entitle the Company to receive a fixed rate allowance, used in the determination of the forward contract price, in exchange for an obligation to pay a floating rate, where settlement occurs on a periodic basis. Net investment hedges Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the Statement of Comprehensive Income. Gains and losses accumulated in equity are included in the Statement of Comprehensive Income when the foreign operation is disposed. Derivatives that do not qualify for hedge accounting Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risk(s). Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the Statement of Comprehensive Income within ‘increase / (decrease) in fair value of financial instruments’. Hedge book re-structure Amounts are accumulated in equity for previously designated hedges which were discontinued at the time of the hedge book re-structure. These hedges had been effective up to the date of the re-structure and the accumulated losses which had been deferred in equity will remain there until the designated underlying forecast sale occurs. At the date of the underlying forecast sale the gain or loss relating to the effective portion is recognised in the Statement of Comprehensive Income as a non-cash hedging loss. Further information regarding the hedge book re-structure is contained in Note 18. Lihir Gold Limited Annual Report 2006 56

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (xix) Share capital Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than in connection with a business combination, are shown in equity as a deduction, net of tax, from the proceeds. Where the Company or its subsidiaries purchases the Company’s equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders’ equity as treasury shares until they are cancelled or transferred. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity. (xx) Share-based payments The Consolidated Entity makes equity-settled share-based payments only. There are two types of share-based payments provided by the Consolidated Entity: · The Lihir Executive Share Plan (the “LESP”), which provides benefits to the executives of the Company; and · Share issues made to local Lihirian landowners through Mineral Resources Lihir Limited (“MRL”). Executive share plan The Company provides benefits to employees of the Consolidated Entity in the form of share-based payments, whereby employees render services in exchange for rights over shares (equity-settled transactions). The costs of the equity-settled transactions outlined above are measured by reference to the fair value of the equity instrument at the date at which they are granted. The fair value of share rights granted under the LESP is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the vesting period. The fair value at grant date is independently determined using a Monte Carlo option pricing model that takes into account the term of the share right, the exercise price, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the share right. The fair value of the share rights granted is adjusted to reflect market vesting conditions, but excludes the impact of non-market vesting conditions (net present value of the company, individual performance hurdles). Non-market vesting conditions are included in assumptions about the number of share rights that are expected to become exercisable. At each balance date, the entity revises its estimate of the number of share rights that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The amount recognisable as an expense is adjusted to reflect the actual number of equity instruments that vest, except where forfeiture is due to market related conditions. Where the Company provides the rights over shares to employees of subsidiary entity’s the subsidiary measures the services received from its employees in accordance with the requirements applicable to equity-settled share-based payment transactions, with a corresponding increase recognised in equity as a contribution from the parent. Share-based payments to local Lihirian landowners. The Consolidated Entity also has an obligation to issue shares under the 2003 Heads of Agreement (“Agreement”) between the Company and MRL (representing the equity held for landowners). These shares are to be issued to MRL in recognition of the continued cooperative relationship between the Company and local landowners so that the Company can continue to enjoy the right to mine the land and expand the mines activities without interruption or dispute over Lihirian equity in the operation or the Company. The share issue recognises the continued cooperative relationship between the Company and local landowners and the change in circumstances on the island over time insofar as they affect the parties, including, for example, changes in the level of activity since the commencement of mining. The share based payment is measured by reference to the fair value of the shares to be issued to MRL under the Agreement at the grant date, being the date a shared understanding of the terms and conditions existed. No vesting conditions are attached to the grant of shares. The share based payment transaction qualifies for capitalisation as an intangible asset and the expense is amortised over the finite life of the asset using a unit-of production method. The amortisation expense is included in operating costs. (xxi) Revenue recognition Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and: a. the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Company; b. the quantity and quality (grade) of the product can be determined with reasonable accuracy; c. the product has been dispatched to the customer and is no longer under the physical control of the Company (or property in the product has earlier passed to the customer); d. the selling price can be measured reliably; e. it is probable that the economic benefits associated with the transaction will flow to the Company; and f. the costs incurred or to be incurred in respect of the transaction can be measured reliably. Sales revenue represents the gross proceeds receivable from the customer. People | Results | Growth 57

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS The Company has a number of counterparties with whom it normally transacts spot sales. Generally the terms of each individual sale is similar in that title passes when the gold is delivered to the counterparty and the Company no longer has possession of the gold. Settlement of the sale is normally effected on the day of delivery unless separately agreed arrangements are made for a specific sale. Contractual arrangements for all of the Company’s sales may vary depending on the counterparty, but all contracts specify the agreed sale price, the delivery date and delivery requirements. The Company does not use any estimates nor apply any assumptions in recognising revenue, nor does the Company’s sales arrangements contain any provisional pricing. (xxii) Hedging income / expense In the case of the Company’s sales of gold bullion using forward contracts, the Company accounts for these as cash flow hedges. For spot gold transactions, sales are recorded based on the contract terms agreed with the customer before delivery of the refined gold bullion. The terms are fixed and determinable in that there are no provisional terms, do not contain any embedded derivatives, and specifically include the agreed trade date, the agreed ounces of gold to be sold on that date, the agreed price per ounce and the agreed settlement date. All these terms are determinable before delivery of the refined gold to the customer. The net gain or loss resulting from the use of hedging instruments is recognised separately from revenue in the Statement of Comprehensive Income. (xxiii) Interest income Interest income is recognised using the effective interest rate method. (xxiv) Carbon credits Carbon emission reduction certificates produced are recognised if it is probable that expected future economic benefits will flow to the Consolidated Entity, and the rights can be measured reliably. Carbon emission reduction certificates are measured at fair value by reference to an active market. Carbon emission rights are recorded as other revenue. (xxv) Cash and cash equivalents For the purpose of the Statement of Cash Flows and Statement of Financial Position, cash includes: a. cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and b. investments in money market instruments with less than 90 days to maturity from the date of acquisition. (xxvi) Employee benefits Wages, Salaries, Salary at Risk, Annual Leave and Sick Leave Liabilities arising in respect of wages and salaries, salary at risk, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liabilities are settled. These amounts are recognised in “Provisions” (for annual leave and salary at risk) and “Accounts payable and accrued liabilities” (for all other liabilities). Long Service Leave The liabilities for long service leave and retention initiative payments are measured at the present value of the estimated future cash outflows to be made by the Consolidated Entity resulting from employees services provided up to the reporting date. Liabilities for long service leave benefits and retention initiative payments not expected to be settled within twelve months are discounted using the rates attaching to the national government securities at balance date, which most closely match the terms of maturity of the related liabilities. In determining the liability for these long term employee benefits, consideration has been given to expected future increases in wage and salary rates, experience with staff departures and periods of service and statutory obligations. Related oncosts have also been included in the liability. Defined Contribution Superannuation Plan A defined contribution plan is a superannuation plan under which the Company pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. For PNG national employees, these contributions are paid into the PNG NASFUND. Expatriate employees and employees of Australian entities can nominate a superannuation fund of their choice to have the contributions paid into. Once the contributions have been paid, the Company has no further payment obligations. The contributions made to superannuation funds by entities within the economic entity are expensed as incurred. (xxvii) Provisions Provisions are recognised when the Consolidated Entity has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Further information regarding the Consolidated Entity’s rehabilitation and other provisions can be found in Note 24. Lihir Gold Limited Annual Report 2006 58

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (xxviii) Dividends Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s shareholders. (xxix) Income tax Income tax expense represents the sum of the current tax charges and deferred tax movements. The current tax expense for the year is the tax payable on the current year’s taxable income. Taxable profit differs from profit as reported in the consolidated Statement of Comprehensive Income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Consolidated Entity’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the Statement of Financial Position date. Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each Statement of Financial Position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities and current tax assets and liabilities are offset when there is a legally enforceable right to set off and when they relate to income taxes levied by the same taxation authority and the Consolidated Entity intends to settle its current tax assets and liabilities on a net basis. Tax consolidation legislation The wholly-owned Australian controlled entities of the Company have implemented the Australian tax consolidation legislation. The head entity, Lihir Services Australia Pty Ltd and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right. In addition to its own current and deferred tax amounts, the Company also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Australian tax consolidated group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities. (xxx) Goods and service tax (GST) Revenues, expenses and assets of operations are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of the acquisition of the asset or part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxing authority is included with receivables or payables on the Statement of Financial Position. Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow. (xxxi) Foreign currency translation Functional and presentation currency Items included in the financial statements of the Consolidated Entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency. Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Statement of Comprehensive Income, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity. Consolidated Entity companies The results and financial position of all the Consolidated Entity entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows: People | Results | Growth 59

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS · Assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that Statement of Financial Position · Income and expenses for each Statement of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and · All resulting exchange differences are recognised in the foreign currency translation reserve. On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences are recognised in the Statement of Comprehensive Income as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. (xxxii) Business combinations The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. When equity instruments are issued in an acquisition, the fair value of the instruments is their published price on the date of acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the Consolidated Entity’s share of the identifiable net assets acquired is recorded as goodwill [refer to Note 1 (ix)]. (xxxiii) Segment reporting The Consolidated Entity identifies its reportable operating segments based on the internal reports that are reviewed and used by the Managing Director and his management team in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis which coincides with geographical segments. Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities. (xxxiv) comparative figures Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year. (xxxv) Rounding of amounts The Financial Statements have been rounded to the nearest $100,000 unless otherwise indicated. NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS The preparation of financial statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions concerning the future that affect the amounts reported in the financial statements and accompanying notes. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to the recoverability of long-lived assets and non-current ore stockpiles, the long term price of gold, the provision for restoration and rehabilitation obligations and the recoverability of deferred tax assets. The resu lting accounting estimates will, by definition, seldom equal the related actual results. Management believes the assumptions that they have adopted are reasonable and supportable. Key estimates and assumptions made in the preparation of these financial statements are described below: Recoverability of long-lived assets. Certain assumptions are required to be made in order to assess the recoverability of long-lived assets Key assumptions include the future price of gold, future cash flows, an estimated discount rate and estimates of ore reserves. In addition, cash flows are projected over the life of mine, which is based on proved and probable ore reserves. Estimates of ore reserves in themselves are dependent on various assumptions, in addition to those described above, including gold cut-off grades. Changes in these estimates could materially impact on ore reserves, and could therefore affect estimates of future cash flows used in the assessment of recoverable amount, estimates of the life of mine and depreciation and amortisation. Recoverability of non-current ore stockpiles. Certain assumptions are required to be made in order to assess the recoverability of non-current ore stockpiles Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling Lihir Gold Limited Annual Report 2006 60

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS costs. At year end a sensitivity analysis showed that a 10% decrease in the forward price of gold, or to the future costs to complete, would not have any effect on the carrying value of non-current ore stockpiles. Determination of ore reserves and remaining mine life The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as revised December 2004 (the JORC code). Reserves determined in this way are taken into account in the calculation of depreciation, amortisation, impairment and restoration, deferred mining costs, rehabilitation and environmental expenditure. In estimating the remaining life of the mine for the purpose of amortisation and depreciation calculations, due regard is given, not only to the amount of remaining recoverable gold ounces contained in proved and probable ore reserves, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame. Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation is accounted for prospectively. The determination of ore reserves and remaining mine life affects the carrying value of a number of the Consolidated Entity’s assets and liabilities including deferred mining costs and the provision for rehabilitation. Provision for restoration and rehabilitation obligations Certain assumptions are required to be made in determining the amount expected to be incurred to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a $1.0 million increase in the liability and in the carrying value of the asset. An increase in the discount rate from 7% to 8% will result in a decrease in the liability and carrying value of the assets of $1.6 million. Recoverability of deferred tax assets See Note 1 (xxix) and Note 13. Unit-of-Production method of depreciation The Consolidated Entity applies the unit-of-production method for depreciation of its mine specific assets which results in a depreciation or amortisation charge proportional to the depletion of the anticipated remaining life of production. Each item’s economic life, which is assessed annually, has due regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which it is located. These calculations require the use of estimates and assumptions. Deferred mining costs The Consolidated Entity defers mining costs during the production stage of its operations which are calculated in accordance with accounting policy Note 1 (vi). Changes in an individual mines pit design or other technical and economic factors that impact reserves may result in changes to the life-of-pit ratio. Changes in the life-of-pit ratio are accounted for prospectively. As noted above, judgments are made in designing and applying the Consolidated Entity’s accounting policies. Other than these items and the disclosures made elsewhere in these financial statements, there were no other items of critical judgment that warrant separate disclosure. NOTE 3: CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS During the period, the Board determined that in order to leverage the Company fully to movements in the price of gold, gold production and sales are no longer to be hedged. To reflect the economic consequences of this revised gold hedging policy the Consolidated Entity has changed its accounting policy in relation to the presentation and disclosure of hedging gains and losses in the Statement of Comprehensive Income. These gains and losses are now excluded from revenue and are reflected as a separate item in the Statement of Comprehensive Income. The Consolidated Entity has also determined that a change to the presentation of the Statement of Comprehensive Income, whereby the nature of costs are now consolidated into relevant categories, provides a more meaningful presentation of the financial statements. Apart from the change to the presentation of the Statement of Comprehensive Income and changes in accounting policy noted below, the accounting policies and methods of computation are the same as those in the prior annual financial report. Comparative figures have been adjusted to conform to the changes in presentation in the current reporting period, where necessary. Since 1 January 2007 the Consolidated Entity has adopted the following Standards and Interpretations, for annual periods beginning on or after 1 January 2007. The following table outlines the new standards adopted by the company and the impact of the standard on the Consolidated Entity’s financial report. People | Results | Growth 61

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS Reference Title Summary Application date of Impact on Consolidated Entity’s financial report Application date for the standard Consolidated Entity IFRS 7 Financial New standard 1 January 2007 IFRS 7 is a disclosure standard so has no direct 1 January 2007 Instruments: replacing the impact on the measurement and recognition Disclosures disclosure criteria relating to amounts included in the requirements. Consolidated Entity’s financial statements, but does result in changes to the financial instrument disclosures included in the Consolidated Entity’s annual report. IFRS 8 Operating New standard. 1 January 2009 IFRS 8 is a disclosure standard so has no direct 1 January 2007 Segments impact on the measurement and recognition criteria relating to amounts included in the Consolidated Entity’s financial statements, but does result in changes to the segment reporting disclosures included in the Consolidated Entity’s financial report. (Refer to Note 6) IAS 1 Presentation Added1 January 2007 IAS 1 is a disclosure standard so has no direct 1 January 2007 of Financial disclosures about impact on the measurement and recognition Statements an entity’s capital criteria relating to amounts included in the and changed Group’s financial statements, but may result in the presentation changes to capital disclosures included in the and format Group’s annual report and presentation and of financial format of financial statements. statements. Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2007 reporting period. The Consolidated Entity’s assessment of the impact of these new standards and interpretations on the financial report is set out below. Reference Title Summary Application date of Preliminary assessment on the impact of the Application date for the standard Consolidated Entity’s financial report Consolidated Entity IAS 23 Borrowing Costs Amended to 1 January 2009 This is consistent with the Consolidated 1 January 2009 require all Entity’s existing accounting policy for Capitalisation borrowing costs of interest and financing costs and is not associated with expected to have any additional impact. a qualifying asset to be capitalised. Lihir Gold Limited Annual Report 2006 62

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS Reference Title Summary Application date of Preliminary assessment on the impact of the Application date for the standard Consolidated Entity’s financial report Consolidated Entity IFRIC 11 IFRS 2 — Treasury This interpretation 1 March 2007 This is consistent with the Consolidated 1 January 2008 Share Transactions deals with Entity’s existing accounting policy for Share accounting for based payments and is not expected to have share based any additional impact. payments issued between two entities in the same group and whether certain share based payments should be accounted for as equity-settled or cash-settled awards. IFRIC 12 Service Concession This interpretation 1 January 2008 Not applicable Not applicable Arrangements deals with accounting for publicly owned infrastructure constructed, operated, and maintained by the private sector. IFRIC 13 Customer Loyalty This interpretation 1 July 2008 Not applicable Not applicable Programmes deals with sales of goods with customer award credits should be accounted as multiple-element transactions. IFRIC 14 IAS 19 — The This interpretation 1 January 2008 Not applicable Not applicable Limit on a Defined Provides Benefit Asset, Clarification of Minimum Funding IAS 19 regarding Requirements and future contributions their Interaction and minimum funding requirements of defined benefit plans. People | Results | Growth 63

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2006

NOTE 4: MINING LEASES

The Lihir Island Special Mining Lease ("SML") was issued on 17 March 1995 and has a term of 40 years. Under the Mining Act it may be renewed for subsequent 20-year periods at the discretion of the PNG Government.

The Lihir operation is subject to the provisions of the *PNG Mining Act 1992* which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the Company is party to a mining development contract, dated 17 March 1995 (the "Mining Development Contract") with the PNG Government, which sets forth the terms upon which the Company may exercise its rights under the SML which governs the Lihir operation. Under certain limited circumstances, the PNG Government may terminate the Mining Development Contract and therefore, the SML. Any such termination would prohibit the continued operation of the Lihir operation.

Ballarat currently hold the following mining licenses and exploration licenses:

Tenement No.	Location	Date registered	Expiry date
EL 3018	Ballarat	21 November 2007	3 October 2009
MIN 5396	Ballarat	17 December 2003	4 October 2008
MIN 4194	Berringa	17 April 2003	14 February 2012
MIN 4847	Ballarat South	10 August 1995	1 November 2009
MIN 5444	Yarrowee River	4 April 2006	4 April 2026
EL 4920	North Creswick	17 January 2007	17 January 2012

On 18 July 2007, Ballarat West Goldfields Pty Limited ("BWG"), a wholly owned subsidiary of Ballarat and the registered holder of EL 4920, entered into an agreement with Rex Minerals Limited and Rex Minerals (Victoria) Limited ("Rex Vic") under which BWG agreed to sell and Rex Vic agreed to purchase EL 4920. The sale is expected to be completed in the first half of 2008.

NOTE 5: FINANCIAL RISK MANAGEMENT

Overview

The Consolidated Entity's activities expose it to a variety of financial risks. The Consolidated Entity has exposure to the following risks from its use of financial instruments:

- Credit risk;
- Liquidity risk; and,
- Market risk (including foreign exchange risk, interest rate risk and commodity price risk)

The Consolidated Entity's overall risk management programme seeks to minimise the potential adverse effects arising from financial risks on the Consolidated Entity's financial performance. The Consolidated Entity may use a range of derivative financial instruments to manage risk exposures although at balance date there were no derivative financial instruments being used to manage financial risk exposures.

Risk management is centrally managed by Group Treasury which operates under a policy framework that involves overview by senior management and the Board of Directors. Group Treasury identify, quantify, evaluate and where considered prudent, manage financial risks in accordance with established written policies covering specific areas, such as credit risk, foreign exchange risk, interest rate risk, commodity price risk and liquidity risk.

Credit risk

The Consolidated Entity manages its exposure to credit risk via credit risk management policies which allocate credit limits based on the overall financial strength of the counterparty. Publicly available credit information from recognised providers is utilised for this purpose where available. Credit policies cover exposures generated from the sale of products and the use of derivative instruments. Derivative counterparties are limited to high-credit-quality financial institutions and other organisations in the relevant industry. The Consolidated Entity has approved policies that limit the amount of credit exposure to each financial institution and derivative counterparty. The Company utilises International Swaps and Derivatives Association agreements with all derivative counterparties in order to manage exposure to credit risk. At balance date, there were no concentrations of credit risk with any counterparties.

The carrying amounts of financial assets recognised in the Statement of Financial Position, and disclosed in more detail in the footnotes to the financial statements best represent the Consolidated Entity's maximum exposure to credit risk at the reporting date. In respect to those financial assets and the credit risk embodied within them, the Consolidated Entity holds no significant collateral as security and there are no other significant credit enhancements in respect of these assets. The credit quality of all financial assets that are neither past due nor impaired is appropriate and is consistently monitored in order to identify any potential adverse changes

64

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS in the credit quality. There are no significant financial assets that have had renegotiated terms that would otherwise, without that renegotiation, have been past due or impaired. Liquidity risk The Consolidated Entity engages in prudent liquidity risk management by maintaining sufficient cash and cash equivalents to meet obligations as they fall due. Group Treasury centrally manages the cash position for the Consolidated Entity on a daily basis, taking account of revenue from commodity sales and required expenditure commitments in various currencies. Surplus funds are invested prudently to maximise interest earnings for periods that take into account expected future commitments. Group Treasury maintains a rolling cash flow forecast to plan the cash funding requirements for the group. The forecast is based on the annual budget and updated in line with quarterly forecast for the Consolidated Entity. The cash flow forecast is used to determine the timing and amount of any future external funding needs for the Consolidated Entity. The Consolidated Entity maintains relationships with a number of financial institutions to ensure that any future funding needs can be readily arranged. Market Risk (i) Foreign exchange risk The Consolidated Entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Papua New Guinea kina and Australian dollar. All foreign exchange risk is centrally managed through Group Treasury in accordance with the approved policy framework. Revenue and a large proportion of expenditure are denominated in US Dollars and the Company is able to net some foreign exchange exposures resulting in a natural hedge for a portion of foreign currency transactions undertaken. The remainder of known foreign exchange exposures may be managed through the use of derivatives in accordance with the approved policy. At balance date there were no financial derivatives being used to manage foreign exchange exposures for the Consolidated Entity. (ii) Cash flow and fair value interest rate risk The Consolidated Entity’s income and operating cash flows may be exposed to changes in market interest rates. The Consolidated Entity’s interest rate risk may arise from borrowings or investments. Borrowings and investments issued at variable or short-term rates expose the Consolidated Entity to cash flow interest rate risk. Borrowings issued at fixed rates expose the Consolidated Entity to fair value interest rate risk. Investments are normally managed on a short-term basis to align with future funding requirements for the Consolidated Entity. (iii) Price Risk The Consolidated Entity is predominantly exposed to gold price risk but there is also some price risk arising from the use of petroleum products and to a lesser extent from the generation of carbon emission reductions. The Consolidated Entity has traditionally utilised a range of derivative instruments including forward contracts, spot deferred, put options, call options and gold lease rate swaps. In 2007, the Consolidated Entity exited all gold derivative instruments and its current policy is not to fix gold price. Other commodity exposures are monitored and where considered prudent may be managed in accordance with the approved policy framework. The Consolidated Entity is also exposed to equity securities price risk because of investments held by the Consolidated Entity and classified on the consolidated Statement of Financial Position as available-for-sale. The Consolidated Entity’s equity investments subject to price risk are in publicly traded companies. NOTE 6: SEGMENT REPORTING Identification of reportable segments The Consolidated Entity has identified its reportable operating segments based on the internal reports that are reviewed and used by the Managing Director and his management team in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis which coincides with geographical segments. Accordingly, the Statement of Comprehensive Income includes mine operating earnings as a measure of this operational performance. The reportable operating segments are based on geographical locations as this is the source of the Consolidated Entity’s major assets and operating activities which have the most effect on rates of return. The operating performance of each of these segments is reported to the Managing Director and his management team on at least a monthly basis. In prior reporting, the geographical segments were based on where the customers were located, however the Consolidated Entity has now changed its geographical segment reporting to be based on where the mine assets are located and managed. Prior to this reporting period the majority of Consolidated Entity assets were located in one geographic location, Papua New Guinea. During the current reporting period all the assets of Ballarat were acquired in Australia by the Consolidated Entity so a second reportable geographic segment arose this year for the first time. Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities. Types of products The Consolidated Entity operates in the gold mining industry and derives the majority of its revenue from the sale of gold with a minor quantity of by-product revenue from the sale of silver and carbon emission reduction certificates. People | Results | Growth 65

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS Accounting policies and inter-segment transactions Segment information is prepared in conformity with the accounting policies of the Company as disclosed in Note 1 and Accounting Standard IFRS 8 “Operating Segments”. The following items are not allocated to operating segments as they are not considered part of the core operations of any segment: · Interest revenue · Finance costs · Hedging gains or losses · Income taxes · Corporate expenses So as to ensure there are no asymmetrical allocations to reportable segments, the following assets and liabilities have been excluded from operating segments: · Cash and cash equivalents · Current and deferred tax balances · Interest bearing loans and borrowings · Derivative financial instruments · Assets and liabilities of the corporate office Transfer prices between segments are set on an arms’ length basis in a manner similar to transactions with third parties. Reporting by geographical segments Year ended 31 December 2007 Year ended 31 December 2007 Papua New Guinea $m Australia $m Unallocated $m Total Consolidated Entity $m Revenue from external customers 497.6 0.8 — 498.4 Depreciation and amortisation (50.3) — (0.1) (50.4) Cost of sales (excluding depreciation and amortisation) (210.1) (0.8) — (210.9) Mine operating earnings 237.2 — (0.1) 237.1 Corporate expense — - (25.3) (25.3) Project studies (7.5) — - (7.5) Exploration expense (8.2) (0.2) — (8.4) Operating profit / (loss) before other income / (expense) 221.5 (0.2) (25.4) 195.9 Other income / (expense): Hedging loss — - (97.2) (97.2) Other income and expenses (13.0) — 0.1 (12.9) Net finance costs — - (121.6) (121.6) Profit / (loss) before tax 208.5 (0.2) (244.1) (35.8) Income tax benefit / (expense) — - 11.7 11.7 Net profit / (loss) after tax 208.5 (0.2) (232.4) (24.1) Lihir Gold Limited Annual Report 2006 66

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Year ended 31 December 2007	Papua New Guinea $m	Australia $m	Unallocated $m	Total Consolidated Entity $m
Revenue from external customers	386.0	-	-	386.0
Depreciation and amortisation	(37.3)	-	-	(37.3)
Cost of sales (excluding depreciation and amortisation)	(173.7)	-	-	(173.7)
Mine operating earnings	175.0			175.0
Corporate expense	-	-	(12.1)	(12.1)
Project studies	(0.8)	-	-	(0.8)
Exploration expense	(5.9)	-	-	(5.9)
Operating profit / (loss) before other income / (expense)	168.3	-	(12.1)	156.2
Other income / (expense):				
Hedging loss	-	-	(78.3)	(78.3)
Other income and expenses	-	-	-	-
Net finance costs	-	-	(2.0)	(2.0)
Profit / (loss) before income tax	168.3	-	(92.4)	75.9
Income tax expense	-	-	(22.1)	(22.1)
Net profit / (loss) after tax	168.3	-	(114.5)	53.8

Year ended 31 December 2007	Papua New Guinea $m	Australia $m	Unallocated $m	Total Consolidated Entity $m
As at 31 December 2007				
Assets and liabilities				
Segment assets	1,578.6	492.4	234.6	2,305.6
Segment liabilities	(79.2)	(11.6)	(53.7)	(144.5)
As at 31 December 2006				
Assets and liabilities				
Segment assets	1,292.7	33.0	170.3	1,496.0
Segment liabilities	348.6	-	335.5	684.1

Major customers

The Consolidated Entity does not rely on any major customers for the sale of gold. Gold sales are regularly transacted on a spot basis with various institutions in the market place and although more than 10% of revenue may be derived from certain institutions this is solely at the discretion of the Consolidated Entity.

People | Results | Growth

67

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2006

The following table shows customers with transactions amounting to 10% or more of revenues, and the segment reporting the revenue. The customers are identified and ranked in the order of their contribution to revenue and accordingly in any given reporting period the identification of a customer may differ.

Customer	2007 $m	Segment reporting revenue
1	86.6	Papua New Guinea
2	55.1	Papua New Guinea
3	52.3	Papua New Guinea

Customer	2006 $m	Segment reporting revenue
1	54.1	Papua New Guinea
2	50.7	Papua New Guinea
3	43.5	Papua New Guinea
4	42.2	Papua New Guinea
5	42.2	Papua New Guinea
6	38.5	Papua New Guinea

NOTE 7: REVENUE

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Gold sales	493.1	384.4	492.3	384.4
Other revenue	5.3	1.6	5.3	1.4
	498.4	**386.0**	**497.6**	**385.8**

NOTE 8: EMPLOYEE EXPENSES

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Equity settled share-based payment compensation	2.9	0.5	0.7	0.2
Other personnel expenses	66.0	41.2	57.2	35.9
	68.9	**41.7**	**57.9**	**36.1**

68

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

People | Results | Growth

NOTE 9: COST OF SALES

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Operating costs	(305.4)	(238.5)	(304.6)	(239.2)
Royalties, levies & production taxes	(13.2)	(9.4)	(13.2)	(9.4)
Refining costs	(0.5)	(0.3)	(0.5)	(0.3)
Depreciation & amortisation	(50.4)	(37.3)	(50.3)	(37.3)
Deferred mining costs	70.0	56.3	70.0	56.3
Change in inventories	41.2	19.4	41.2	19.4
Foreign exchange loss	(3.0)	(1.2)	(3.0)	(1.2)
	(261.3)	**(211.0)**	**(260.4)**	**(211.7)**

NOTE 10: HEDGING LOSS

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Cash hedging loss	(21.4)	(61.2)	(21.4)	(61.2)
Non-cash hedging loss	(75.8)	(17.1)	(75.8)	(17.1)
	(97.2)	**(78.3)**	**(97.2)**	**(78.3)**

Refer to accounting policy Note 1 (xviii) hedge book restructure for a description of non-cash hedging losses.

NOTE 11: OTHER EXPENSES

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Property, plant and equipment disposal loss	(13.8)	-	(13.8)	-
	(13.8)	**-**	**(13.8)**	**-**

69

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 12: FINANCIAL INCOME AND EXPENSES

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Financial income				
Interest income	9.7	1.4	6.6	1.4
Gold lease rate fees	0.3	2.8	0.3	2.8
Other income	0.9	-	0.8	-
	10.9	**4.2**	**7.7**	**4.2**
Financial expenses				
Loss on repayment of gold loan	(117.9)	-	(117.9)	-
Foreign exchange loss *	(5.8)	-	(5.8)	-
Interest expense on debt facilities	(4.8)	(1.5)	(4.8)	-
Other interest & financing	(3.1)	(4.7)	(2.1)	(5.6)
	(131.6)	**(6.2)**	**(130.6)**	**(5.6)**

* Represents realised foreign exchange movements arising from receiving funds from the capital raising in A$ transaction the purchase cost of gold for the close out of the hedge book as well as settling other foreign denominated application of funds, including the repayment of debt facilities and investment in subsidiary.

NOTE 13: INCOME TAX

Income tax expense for the year has been calculated as follows:

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Income Tax Expense				
Current tax	-	0.3	-	-
	-	**0.3**	-	-
Deferred tax	(11.9)	23.3	(10.2)	23.4
Under / (over) provided in prior years	0.2	(1.5)	-	(1.4)
	(11.7)	**21.8**	**(10.2)**	**22.0**
Total income tax expense	**(11.7)**	**22.1**	**(10.2)**	**22.0**

70

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

People | Results | Growth

NOTE 13: INCOME TAX (CONTINUED)

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
The tax on the Consolidated Entity's profit before tax differs from the theoretical amount that would arise using the tax rate applicable to profits of the Company as follows:				
Numerical reconciliation of income tax expense to prima facie tax payable				
Profit / (loss) before tax	**(35.8)**	**75.9**	**(36.8)**	**75.6**
Prima facie income tax expense on before tax profit at 30%	(10.7)	22.8	(11.0)	22.7
Tax effect of amounts which are not deductible (taxable) in calculating taxable income				
- Expenses not deductible / (income not taxable) for tax purposes	(0.8)	0.9	1.0	0.8
- Recognition of tax losses not previously recognised	(0.2)			
- Section 72A double deductions	(0.2)	(0.1)	(0.2)	(0.1)
	(11.9)	**23.6**	**(10.2)**	**23.4**
Adjustment for current tax of prior periods				
Under / (over) provided in prior years	0.2	(1.5)	-	(1.4)
Tax expense / (benefit)	**(11.7)**	**22.1**	**(10.2)**	**22.0**
Deferred Income Tax				
Deferred tax assets:	230.2	175.0	188.7	174.8
Deferred tax liabilities:	(188.9)	(88.8)	(96.6)	(88.7)
	41.3	**86.2**	**92.1**	**86.1**
The gross movement of the deferred tax account is as follows:				
Balance at beginning of year	86.2	87.7	86.2	87.7
Credited / (charged) to the Statement of Comprehensive Income	11.7	(21.8)	10.2	(22.0)
Acquired on business combination	(47.1)	-	-	-
Translation adjustments	(4.8)	-	-	-
Tax charged to equity	(4.7)	20.3	(4.3)	20.4
Balance at end of year	**41.3**	**86.2**	**92.1**	**86.1**
Deferred tax asset – PNG	**92.1**	**86.2**	**92.1**	**86.1**
Deferred tax liability – Australia	**(50.8)**	-	-	-

71

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 13: INCOME TAX (CONTINUED)

The Consolidated Entity has a legally enforceable right to offset current tax assets and liabilities where levied by the same taxation authority. Deferred tax assets and liabilities are offset by the Consolidated Entity to the extent that they relate to the same taxable entity and are levied by the same taxation authority.

Movements in deferred tax assets and deferred tax liabilities:

Consolidated Entity

Deferred tax assets:	Accelerated tax depreciation	Provisions of assets	Derivatives	Tax losses	Mining tenements	Other*	Total
At 1 January 2006	-	**6.1**	**79.0**	**65.6**	-	**0.5**	**151.2**
Credited / (charged) to the Statement of Comprehensive Income	-	**2.8**	**0.5**	**0.2**	-	**(0.1)**	**3.4**
Credited / (charged) to equity	-	-	**20.3**	**0.1**	-	-	**20.4**
At 1 January 2007	-	**8.9**	**99.8**	**65.9**	-	**0.4**	**175.0**
Credited / (charged) to the Statement of Comprehensive Income	-	3.1	(0.3)	32.4	-	1.8	37.0
Acquired on business combination	-	-	-	20.8	-	2.3	23.1
Credited / (charged) to equity	-	-	(99.5)	95.0	-	(0.4)	(4.9)
At 31 December 2007	-	**12.0**	-	**214.1**	-	**4.1**	**230.2**

Deferred tax liabilities:	Accelerated tax depreciation	Consumable stores	Deferred mining	Prepaid insurance	Mining tenements	Other*	Total
At 1 January 2006	(31.0)	(4.8)	(27.6)	(0.1)	-	-	(63.5)
Credited / (charged) to the Statement of Comprehensive Income	(9.8)	0.6	(16.9)	(0.1)	-	1.1	(25.1)
Credited / (charged) to equity	-	-	-	-	-	(0.1)	(0.1)
At 1 January 2007	**(40.8)**	**(4.2)**	**(44.5)**	**(0.2)**	-	**1.0**	**(88.7)**
Charged / (credited) to the Statement of Comprehensive Income	0.5	(2.2)	(21.5)	(0.6)	-	(1.5)	(25.3)
Acquired on business combination	-	-	-	-	(68.1)	(7.0)	(75.1)
(Credited) / charged to equity	-	-	-	-	-	0.2	0.2
At 31 December 2007	**(40.3)**	**(6.4)**	**(66.0)**	**(0.8)**	**(68.1)**	**(7.3)**	**(188.9)**

* Other includes share-based payments

72

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 13: INCOME TAX (CONTINUED)

Company

Deferred tax assets:	Accelerated tax depreciation	Provisions of assets	Derivatives	Tax losses	Mining tenements	Other*	Total
At 1 January 2006	-	**6.1**	**79.0**	**65.6**	-	**0.5**	**151.2**
Credited / (charged) to the Statement of Comprehensive Income	-	**2.7**	**0.5**	**0.2**	-	**(0.2)**	**3.2**
Credited / (charged) to equity	-	-	**20.3**	**0.1**	-	-	**20.4**
At 1 January 2007	-	**8.8**	**99.8**	**65.9**	-	**0.4**	**174.9**
Credited / (charged) to the Statement of Comprehensive Income	-	**2.4**	**(0.3)**	**15.5**	-	**0.7**	**18.3**
Acquired on business combination	-	-	-	-	-	-	-
Credited / (charged) to equity	-	-	**(99.5)**	**95.0**	-	-	**(4.5)**
At 31 December 2007	-	**11.2**	-	**176.4**	-	**1.1**	**188.7**

Deferred tax liabilities:	Accelerated tax depreciation	Consumable stores	Deferred mining	Prepaid insurance	Mining tenements	Other*	Total
At 1 January 2006	(31.0)	(4.8)	(27.6)	(0.1)	-	-	(63.5)
Credited / (charged) to the Statement of Comprehensive Income	(9.8)	0.6	(16.9)	(0.1)	-	1.1	(25.1)
Credited / (charged) to equity	-	-	-	-	-	(0.1)	(0.1)
At 1 January 2007	**(40.8)**	**(4.2)**	**(44.5)**	**(0.2)**	-	**1.0**	**(88.7)**
Charged / (credited) to the Statement of Comprehensive Income	17.6	(2.2)	(21.8)	(0.6)	-	(1.1)	(8.1)
Acquired on business combination	-	-	-	-	-	-	-
(Credited) / charged to equity	-	-	-	-	-	0.2	0.2
At 31 December 2007	**(23.2)**	**(6.4)**	**(66.3)**	**(0.8)**	-	**0.1**	**(96.6)**

* Other includes share-based payments

Deferred income tax assets are recognised for tax losses carried forward and other temporary differences to the extent that the realisation of the related tax benefit through future taxable profits is probable. Where the tax losses relate to PNG they can be carried forward for a period not exceeding 20 years. The tax losses arising in the Australian jurisdiction can be carried forward indefinitely.

People | Results | Growth

73

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 13: INCOME TAX (CONTINUED)

Income tax on other comprehensive income

2007	CONSOLIDATED ENTITY $m			COMPANY $m		
	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Exchange difference on translation of foreign operations	42.6	-	42.6	-	-	-
Deferred loss on cash flow hedges	38.7	(4.5)*	34.2	38.7	(4.5)	34.2
Share based payments	2.9	0.2	3.1	2.9	0.2	3.1
Net change in fair value of available for sale financial assets	1.2	(0.4)	0.8	-	-	-
Other comprehensive income	**85.4**	**(4.7)**	**80.7**	**41.6**	**(4.3)**	**37.3**

* Includes $7.2 million adjustment for an unrecognised tax benefit on the previously restructured hedge book

2006	CONSOLIDATED ENTITY $m			COMPANY $m		
	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Deferred loss on cash flow hedges	(50.8)	20.4	(30.4)	(50.8)	20.4	(30.4)
Share based payments	5.5	(0.1)	5.4	5.5	-	5.5
Other comprehensive income	**(45.3)**	**20.3**	**(25.0)**	**(45.3)**	**20.4**	**(24.9)**

NOTE 14: CASH AND CASH EQUIVALENTS

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Cash at bank and on hand	44.7	21.4	42.1	18.0
Short term deposits with financial institutions	129.5	25.6	80.3	25.6
	174.2	**47.0**	**122.4**	**43.6**

At 31 December 2007 the effective interest rate on short-term deposits was between 4.80% and 7.38% (2006: 5.19%). These deposits have an average maturity of 14 days (2006: 1 day).

Under the Bank of PNG "Summary Foreign Exchange Guidelines", the Company's exports and export related receipts can be undertaken without exchange control authority, so long as the transactions occur through a foreign currency account that has been previously approved by the Bank of PNG and the monthly reporting requirements are completed.

For exchange authority to be given for a foreign currency account, the Company must have a regular and significant foreign currency income from export of physical goods and significant contractual obligations exist to overseas residents. The Company must report on a monthly basis via Balance of Payment Forms (BOP Forms).

74

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 15: NOTE TO STATEMENTS OF CASH FLOWS CONSOLIDATED ENTITY COMPANY $ m $ m 2007 2006 2007 2006 Reconciliation of cash flow from operating activities to operating profit after tax Net profit / (loss) after tax (24.1) 53.8 (26.6) 53.6 Add back non-cash items: Depreciation and amortisation 50.4 37.3 50.3 37.3 Fair value losses 0.4 1.7 0.4 1.7 Amortisation of deferred hedging costs (net) — 17.1 — 17.1 Provision for doubtful debts 1.3 0.4 1.3 0.4 Non-cash hedging loss 75.4 — 75.4 - Other non-cash income (0.7) — (0.7) - Share based payment expenses 2.9 0.6 0.7 0.3 Add back items presented in investing or financing: (Profit) / loss on disposal of assets 13.8 — 13.8 - Interest income (9.7) (1.4) (6.6) (1.4) Interest and financing costs 117.9 — 117.9 - Change in operating assets and liabilities net of purchase of subsidiary: (Increase) / decrease in debtors and prepayments (6.0) 0.1 (5.6) (2.7) (Increase) / decrease in inventories (54.3) (19.8) (54.7) (19.8) (Increase) / decrease in deferred mining costs (70.0) (56.3) (70.0) (56.3) Increase / (decrease) in payables 12.7 (0.7) 13.8 (0.1) Increase / (decrease) in provisions 7.1 2.9 6.0 2.4 Increase / (decrease) in provision for income taxes payable (0.3) 0.3 — - Increase / (decrease) in provision for deferred income tax (18.3) 21.3 (10.2) 21.7 Net cash flow from operating activities 98.5 57.3 105.2 54.2 People | Results | Growth 75

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 16: RECEIVABLES

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
CURRENT				
Other amounts receivable from third parties	19.1	7.5	17.1	7.2
Less: Provision for doubtful debts	(4.2)	(2.9)	(4.2)	(2.9)
Other debtors – related parties	-	-	2.1	-
	14.9	**4.6**	**15.0**	**4.3**
NON-CURRENT				
Other debtors – related parties	-	-	-	1.7
Other amounts receivable from third parties	0.4	0.5	0.4	0.4
	0.4	**0.5**	**0.4**	**2.1**

NOTE 17: INVENTORIES

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
CURRENT				
Stores at net realisable value	55.8	41.5	55.8	41.5
Ore stockpiles*	39.9	26.9	39.9	26.9
Gold in circuit	3.9	2.1	3.9	2.1
Finished goods	3.2	4.8	3.1	4.8
	102.8	**75.3**	**102.7**	**75.3**
NON-CURRENT				
Ore stockpiles*	169.1	141.7	169.1	141.7
	169.1	**141.7**	**169.1**	**141.7**

*With effect from the start of the year a higher proportion of site general and administrative costs are now included in the valuation of stockpiled ore.

76

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

People | Results | Growth

NOTE 18: FINANCIAL INSTRUMENTS AND RISK

Market risk

Foreign exchange risk

The Consolidated Entity is exposed to foreign exchange risk on expenses primarily with respect to the Papua New Guinea kina and the Australian dollar. All foreign exchange risk is centrally managed through Group Treasury. Where possible, Group Treasury will net foreign exchange exposures resulting in a natural hedge for a portion of foreign currency transactions undertaken.

At balance date the Consolidated Entity also held significant investments denominated in Australian dollars. These investments are re-valued at the closing rate at each reporting date and the subsequent unrealised foreign exchange gain or loss is taken to foreign currency translation reserve.

		Foreign exchange risk			
		-10%		+10%	
31 December 2007	**Carrying amount**	**Equity**	**Profit**	**Equity**	**Profit**
	$m	**$m**	**$m**	**$m**	**$m**
Cash & cash equivalents	174.2	(6.6)	(6.6)	6.6	6.6
Total increase / (decrease)		**(6.6)**	**(6.6)**	**6.6**	**6.6**

Price risk

The Consolidated Entity is predominantly exposed to gold price risk. There is some price risk arising from the generation of carbon emission reductions and the available for sale investments held by the Consolidated Entity however this price risk is not considered significant. The Consolidated Entity has traditionally utilised a range of derivative instruments including forward contracts, spot deferred, put options, call options and gold lease rate swaps to manage the gold price risk.

During the period, the Board determined that in order to leverage the Company fully to movements in the price of gold, gold production and sales are no longer to be hedged. To give effect to this revised gold hedging policy, some of the proceeds of the equity issue during April and May 2007 were used to acquire gold on market in order to fully close out the Company's gold hedging positions. All of the gold hedging positions were closed out before balance date. The Company received cash receipts from the counterparties to the hedge contracts and settled the respective liabilities in gold. Accordingly, the balances of the asset and liability derivative accounts are now recorded at zero.

Losses of $368.5 million crystallised upon settlement of the contracts. These losses represent differences between the spot price at which the delivered gold was purchased, and the respective contract values upon settlement. These losses were recorded within the hedging reserve in equity.

Together with pre-existing net deferred hedging losses, these losses will be released from the hedging reserve to the Statement of Comprehensive Income at the designation dates specified by their original contracts which were aligned to the Company's gold production and sales schedule and which remain in existence and unchanged by the hedge book closure.

As at 31 December 2007, the hedging reserve balance is the after-tax effect of $316.9 million in losses comprising the aforementioned $368.5 million less the release of $49.4 million of these losses to the Statement of Comprehensive Income since the 2007 hedge book closure and $47.8 million from prior hedge book restructures and closures.

77

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 18: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The following table sets out the timing for the release of these non-cash hedging losses to the Statement of Comprehensive Income in future periods:

Designation Year	Total gross pre-tax $m	Total tax effect $m	Total net post-tax $m
2008	76.7	(23.0)	53.7
2009	102.3	(30.7)	71.6
2010	81.9	(24.6)	57.3
2011	44.2	(13.2)	31.0
2012	5.8	(1.7)	4.1
2013	6.0	(1.8)	4.2
	316.9	**(95.0)**	**221.9**

Net profit for 2007 included revaluation costs relating to ineffective hedges of $0.4 million (2006: $1.7 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed immediately through the Statement of Comprehensive Income. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, LGL elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps and by 2005 lease rates had declined near historical low levels. The cost of $0.4 million (2006: cost of $1.7 million) has arisen due to lease rates rising in 2006 and 2007 from the 2004 low levels.

The financial instruments primarily exposed to gold price risk are derivative financial instruments. Sensitivity analysis on movements in price risk is set out in the table below.

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Derivative Financial Instruments				
Current assets				
- Forward contracts	-	0.3	-	0.3
	-	**0.3**	**-**	**0.3**
Non-current assets				
- Forward contracts	-	2.4	-	2.4
	-	**2.4**	**-**	**2.4**
Current liabilities				
- Forward contracts	-	36.0	-	36.0
- Calls options sold	-	25.5	-	25.5
	-	**61.5**	**-**	**61.5**
Non-current liabilities				
- Forward contracts	-	251.8	-	251.8
- Call options sold	-	22.2	-	22.2
	-	**274.0**	**-**	**274.0**

On 31 December 2006, the estimated fair value of the total hedge program as determined by an independent party, based on the ruling spot price of $633.80, was $332.80 million out-of-the-money. At the spot price plus 10% ($697.18) the estimated fair value would be approximately $396 million out-of-the-money. Conversely at the spot price less 10% ($570.42) the estimated fair value would be $269 million out-of-the-money. The fair value of commodity contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements at the reporting date. Fair value of options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.

78

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

People | Results | Growth

NOTE 18: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Interest rate risk

The Consolidated Entity's borrowings and investments may be exposed to changes in market interest rates. Borrowings and investments issued at variable or short-term rates expose the Consolidated Entity to interest rate risk. Borrowings issued at fixed rates expose the Consolidated Entity to fair value interest rate risk.

The following table summarises the sensitivity of the Consolidated Entity's financial assets and financial liabilities to interest rate risk.

		Interest rate risk			
		-50 bps		+50 bps	
31 December 2007	**Carrying amount**	**Profit**	**Equity**	**Profit**	**Equity**
	$m	**$m**	**$m**	**$m**	**$m**
Cash & cash equivalents	174.2	(0.6)	(0.6)	0.6	0.6
Total increase / (decrease)		**(0.6)**	**(0.6)**	**0.6**	**0.6**

Liquidity risk

The Consolidated Entity's and Company's total interest bearing borrowings at balance date are as follows:

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	**2006**	**2007**	**2006**
Gold loans	-	215.5	-	215.5
Bank loans	-	62.5	-	30.0
Finance lease liabilities	1.0	-	-	-

79

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 18: FINANCIAL INSTRUMENTS AND RISK (CONTINUED) The table below analyses the Consolidated Entity’s financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the Statement of Financial Position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant. Less than Between 1 & Between 2 & Over 5 1 year 2 years 5 years years $ m $ m $ m $ m Consolidated Entity at 31 December 2007 Trade and other payables 64.0 — — - Finance lease liabilities 0.3 0.4 0.3 - Consolidated Entity at 31 December 2006 Borrowings 62.5 44.9 173.7 - Derivative financial instruments (net) 61.2 46.0 207.7 17.9 Trade and other payables 46.6 — — - Company at 31 December 2007 Trade and other payables 113.9 — — - Company at 31 December 2006 Borrowings 27.0 44.9 173.7 - Derivative financial instruments (net) 61.2 46.0 207.7 17.9 Trade and other payables 100.1 — — - Finance lease liabilities — — — - As at 31 December 2007 the Consolidated Entity and the Company did not hold any derivative financial instruments. The table on the following page analyses the Consolidated Entity’s derivative financial instruments as at 31 December 2006 that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the Statement of Financial Position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant. Lihir Gold Limited Annual Report 2007 80

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 18: FINANCIAL INSTRUMENTS AND RISK (CONTINUED) Less than Between 1 & Between 2 & Over 5 1 year 2 years 5 years years $ m $ m $ m $ m Consolidated Entity at 31 December 2006 Fixed forward contracts — cash flow hedges: — outflow 36.0 48.0 200.0 - Call options contracts — cash flow hedges: — outflow 25.5 — 4.3 17.9 Gold lease rate swap contracts — cash flow hedges: — outflow — 0.4 3.4 - — inflow (0.3) (2.4) — - Total derivatives 61.2 46.0 207.7 17.9 Company at 31 December 2006 Fixed forward contracts — cash flow hedges: — outflow 36.0 48.0 200.0 - Call options contracts — cash flow hedges: — outflow 25.5 — 4.3 17.9 Gold lease rate swap contracts — cash flow hedges: — outflow — 0.4 3.4 - — inflow (0.3) (2.4) — - Total derivatives 61.2 46.0 207.7 17.9 Credit risk Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and lead to the Consolidated Entity making a financial loss. The Consolidated Entity has exposure to credit risk on all financial assets included in the balance sheet. To help manage this risk the Consolidated Entity: · has a policy for establishing credit limits for the entities dealt with; · may require collateral where appropriate; and · monitors the overall financial strength of customers through publicly available credit information. Trade and other receivables consist of a number of customers, predominantly in respect of the Consolidated Entity’s PNG operation as at 31 December 2007. The Consolidated Entity does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of customers and, where appropriate, an allowance for doubtful debtors is raised. For further details regarding trade and other receivables refer to Note 16. People | Results | Growth 81

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 18: FINANCIAL INSTRUMENTS AND RISK (CONTINUED) Fair values The fair values of financial assets and liabilities, together with carrying amounts shown in the Statement of Financial Positions are as follows: 2007 2006 CONSOLIDATED ENTITY CONSOLIDATED ENTITY $ m $ m Carrying Fair Carrying Fair amount value amount value Available for sale financial assets 2.5 2.5 33.0 33.0 Receivables 15.3 15.3 5.1 5.1 Cash and cash equivalents 174.2 174.2 47.0 47.0 Derivative financial instruments -Assets — — 2.7 2.7 -Liabilities — — (335.5) (335.5) Finance lease liabilities (1.0) (1.0) — - Accounts payable (64.0) (64.0) (46.6) (46.6) Bank loans — — (65.6) (65.6) Gold loans — — (215.5) (304.5) The fair value of the gold loan is determined by multiplying the closing gold price at balance date by the ounces deliverable under the terms of the loan as at balance date. The fair value of available for sale financial assets is calculated based upon the market price of the security as at balance date. The fair value of commodity contract derivative financial instruments is estimated based upon quotes from the market makers of each specific instrument and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements as at balance date. The fair value of options derivative financial instruments is estimated based upon relevant market information as at balance date, including volatility of similar options, futures prices and the contracted strike price. The carrying value less impairment provision is taken to be the approximate fair value of receivables and accounts payable due to their short-term nature. Lihir Gold Limited Annual Report 2007 82

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

People | Results | Growth

NOTE 19: DEFERRED MINING COSTS

	Consolidated Entity $m		Company $m	
	2007	2006	2007	2006
NON-CURRENT				
Deferred mining costs	218.3	148.3	218.3	148.3
	218.3	**148.3**	**218.3**	**148.3**
Movements:				
Carrying amount at start of year	148.3	92.0	148.3	92.0
- Cash overburden costs attributable to current year mining activity	(49.7)	(42.2)	(49.7)	(42.2)
- Non-cash overburden costs attributable to current year mining activity	(10.5)	(5.7)	(10.5)	(5.7)
- Total cash costs of material mined during the period (cash)	110.8	91.9	110.8	91.9
- Total non-cash costs of material mined during the period	19.4	12.3	19.4	12.3
Carrying amount at end of year	**218.3**	**148.3**	**218.3**	**148.3**

Non-cash costs comprise depreciation and amortisation on operating property, plant and equipment.

NOTE 20: PROPERTY, PLANT AND EQUIPMENT

		Consolidated Entity $m		Company $m	
	Note	2007	2006	2007	2006
LAND AND BUILDINGS					
Cost brought forward		118.8	117.7	118.8	117.7
Transfers from capital works in progress		5.8	1.1	5.8	1.1
Assets acquired through business combination	28	1.0	-	-	-
Translation adjustments		0.1	-	-	-
Cost carried forward		**125.7**	**118.8**	**124.6**	**118.8**
Depreciation brought forward		(28.3)	(25.3)	(28.3)	(25.3)
Charge for the year		(3.3)	(3.0)	(3.3)	(3.0)
Depreciation carried forward		**(31.6)**	**(28.3)**	**(31.6)**	**(28.3)**
Net book value		**94.1**	**90.5**	**93.0**	**90.5**

83

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 20: PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

		CONSOLIDATED ENTITY $m		COMPANY $m	
	Note	2007	2006	2007	2006
PLANT AND EQUIPMENT					
Cost brought forward		701.2	670.0	699.4	670.0
Additions		6.2	7.0	5.9	5.2
Transfers from capital works in progress		278.9	26.7	275.1	26.7
Assets acquired through business combination	28	2.6	-	-	-
Translation adjustments		0.3	-	-	-
Reclassification		(5.2)	-	(5.2)	-
Disposals / transfers		(18.1)	(2.5)	(17.3)	(2.5)
Cost carried forward		**965.9**	**701.2**	**957.9**	**699.4**
Depreciation brought forward		(247.5)	(225.6)	(247.5)	(225.6)
Charge for the year		(38.3)	(24.4)	(38.2)	(24.4)
Reclassification		0.2	-	0.2	-
Disposals / transfers		2.6	2.5	3.4	2.5
Depreciation carried forward		**(283.0)**	**(247.5)**	**(282.1)**	**(247.5)**
Net book value		**682.9**	**453.7**	**675.8**	**451.9**
DEFERRED DEVELOPMENT					
Cost brought forward		290.9	277.4	290.9	277.4
Additions		41.6	-	-	-
Transfers from capital works in progress		10.3	14.7	6.7	14.7
Assets acquired through business combination		-	-	-	-
Translation adjustments		-	-	-	-
Disposals		-	(1.2)	-	(1.2)
Cost carried forward		**342.8**	**290.9**	**297.6**	**290.9**
Depreciation brought forward		(93.2)	(84.6)	(93.2)	(84.6)
Charge for the year		(8.1)	(9.8)	(8.1)	(9.8)
Disposals		-	1.2	-	1.2
Depreciation carried forward		**(101.3)**	**(93.2)**	**(101.3)**	**(93.2)**
Net book value		**241.5**	**197.7**	**196.3**	**197.7**

84

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 20: PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

		CONSOLIDATED ENTITY $m		COMPANY $m	
	Note	2007	2006	2007	2006
DEVELOPMENT PROPERTIES					
Cost brought forward		-	-	-	-
Additions		-	-	-	-
Transfers from capital works in progress		-	-	-	-
Assets acquired through business combination	28	272.6	-	-	-
Translation adjustments		29.4	-	-	-
Disposals		-	-	-	-
Cost carried forward		**302.0**	**-**	**-**	**-**
Depreciation brought forward		-	-	-	-
Charge for the year		-	-	-	-
Disposals		-	-	-	-
Depreciation carried forward		**-**	**-**	**-**	**-**
Net book value		**302.0**	**-**	**-**	**-**
CAPITAL WORKS IN PROGRESS					
Cost brought forward		205.0	66.9	205.0	66.9
Additions		171.5	180.7	147.0	180.7
Transfers		(295.0)	(42.6)	(287.6)	(42.6)
Assets acquired through business combination	28	23.6	-	-	-
Translation adjustments		2.6	-	-	-
Costs carried forward		**107.7**	**205.0**	**64.4**	**205.0**
REHABILITATION					
Cost brought forward		6.8	6.2	6.8	6.2
Additions / (deductions)		(1.6)	0.6	(1.6)	0.6
Cost carried forward		**5.2**	**6.8**	**5.2**	**6.8**
Amortisation brought forward		(2.5)	(2.4)	(2.5)	(2.4)
Charge for the year		(0.2)	(0.1)	(0.2)	(0.1)
Amortisation carried forward		**(2.7)**	**(2.5)**	**(2.7)**	**(2.5)**
Net book value		**2.5**	**4.3**	**2.5**	**4.3**
Total property, plant & equipment		**1,430.6**	**951.2**	**1,032.0**	**949.4**

People | Results | Growth

85

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 20: PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Included in property, plant and equipment is capitalised interest and financing costs of $1.1 million (2006: $0.7 million). A portion of the Company's gold loan was allocated specifically for the purpose of constructing the flotation plant and 100% of the interest cost on the portion of the loan allocated has been capitalised, less any investment income on the temporary investment of this portion.

The entity has re-classified capitalised share-based payments to landowners totaling $5 million net of amortisation incurred during the year ended 31 December 2006 ($5.2 million less $0.2 million amortisation) from property, plant and equipment to intangible assets in accordance with accounting policy Note 1(ix).

NOTE 21: INTANGIBLE ASSETS

		CONSOLIDATED ENTITY $m		COMPANY $m	
	Note	2007	2006	2007	2006
MINING INFORMATION					
Acquired through business combination	28	44.5	-	-	-
Translation adjustments		4.7	-	-	-
Cost carried forward		**49.2**	-	-	-
Closing net book value		**49.2**	-	-	-
EXPLORATION RIGHTS					
Acquired through business combination	28	1.7	-	-	-
Translation adjustments		0.2	-	-	-
Cost carried forward		**1.9**	-	-	-
Closing net book value		**1.9**	-	-	-
LICENSES					
Acquired through business combination	28	0.1	-	-	-
Cost carried forward		**0.1**	-	-	-
Charge for the year (1)		0.0	-	-	-
Amortisation carried forward		**0.0**	-	-	-
Closing net book value		**0.1**	-	-	-
GOODWILL					
Acquired through business combination	28	36.3	-	-	-
Translation adjustments		3.9	-	-	-
Cost carried forward		**40.2**	-	-	-
Charge for the year		-	-	-	-
Amortisation carried forward		-	-	-	-
Closing net book value		**40.2**	-	-	-

86

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

People | Results | Growth

NOTE 21: INTANGIBLE ASSETS (CONTINUED)

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
OTHER INTANGIBLE ASSETS				
Costs reclassified [2]	5.2	-	5.2	-
Additions	2.5	-	2.5	-
Cost carried forward	**7.7**	**-**	**7.7**	**-**
Amortisation reclassified [2]	0.2	-	0.2	-
Charge for the year [1]	0.5	-	0.5	-
Amortisation carried forward	**0.7**	**-**	**0.7**	**-**
Closing net book value	**7.0**	**-**	**7.0**	**-**
Total intangible assets	**98.4**	**-**	**7.0**	**-**

[1] Amortisation of $0.5 million is included in depreciation and amortisation expense in the Statement of Comprehensive Income

[2] Landowner share based payments have been reclassified as an intangible asset.

Goodwill acquired is tested annually for impairment in accordance with accounting policy Note 1 (xi). Goodwill is allocated to the relevant cash generating unit ("CGU") for impairment testing. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management. The goodwill in relation to the Ballarat acquisition has been tested for impairment. No impairment was found to exist due to a significant increase in the gold price since the time of acquisition.

NOTE 22: AVAILABLE-FOR-SALE FINANCIAL ASSETS

At 31 December 2006, after entering into a merger proposal between the Company and Ballarat, Lihir Australian Holdings Pty Ltd held an 11% interest in Ballarat. These equity securities were carried at fair value. Upon completion of the merger, the remaining shares were acquired and the wholly owned Ballarat is consolidated into the Consolidated Entity's accounts.

During the year, the Consolidated Entity acquired 6,000,000 shares of Rex Minerals Limited for A$1.5 million representing an 11.64% interest.

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
At beginning of year	33.0	-	-	-
Additions	1.3	33.0	-	-
De-classification on business combination	(33.0)	-	-	-
Revaluation surplus / (deficit) transfer to Equity	1.2	-	-	-
At end of year	**2.5**	**33.0**	**-**	**-**
Listed securities:				
Equity securities	2.5	33.0	-	-
	2.5	**33.0**	**-**	**-**

87

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 23: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
CURRENT				
Trade creditors and accruals	64.0	46.2	53.0	45.2
Amounts payable to related parties	-	-	60.9	54.9
Other payables	-	0.4	-	-
	64.0	**46.6**	**113.9**	**100.1**

NOTE 24: PROVISIONS

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
CURRENT				
Employee provisions	13.5	6.4	11.6	6.0
	13.5	**6.4**	**11.6**	**6.0**
NON CURRENT				
Employee provisions	3.1	3.1	3.1	3.1
Other provisions	1.4	-	1.4	-
Rehabilitation provision	10.7	11.1	10.1	11.1
	15.2	**14.2**	**14.6**	**14.2**

(a) Current employee provisions relate to the following short-term benefits which are payable within 12 months:

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Employee provisions current				
Annual leave	5.4	2.9	4.5	2.7
Sick leave	1.0	0.6	1.0	0.6
Service bonus	3.7	1.3	3.7	1.3
Short term incentives	2.1	1.2	1.2	0.9
Long service leave current	1.3	0.4	1.2	0.5
	13.5	**6.4**	**11.6**	**6.0**

The service bonus is a scheme whereby some employees contribute 10% of their gross fortnight / monthly salary to the Consolidated Entity and are entitled to receive back their contributions plus a further 10% from the Consolidated Entity where they remain employed for at least two years from the date of contribution.

88

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

People | Results | Growth

NOTE 24: PROVISIONS (CONTINUED)

The short term incentive is an employee performance reward scheme to reward performance during the year. An estimate of payments is provided for during the year. The employee performance is measured and appropriate payments made in the first quarter of the following year.

(b) Non-current employee provisions relate to the non-current portion of service bonuses and long-service leave entitlements that are determined in accordance with the requirements for other long-term employee benefits.

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Employee provisions non-current				
Long service leave	3.1	2.1	3.1	2.1
Service bonus	-	1.0	-	1.0
	3.1	**3.1**	**3.1**	**3.1**

(c) Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Rehabilitation provision				
Carrying amount at start of year	11.1	9.8	11.1	9.8
- additional / (reduction in) provision for changes in estimated cash outflows	(1.7)	0.4	(1.7)	0.4
- additional provision due to ground disturbance	0.1	0.2	-	0.2
- acquisition of subsidiaries	0.5	-	-	-
- interest charge	0.7	0.7	0.7	0.7
Carrying amount at end of year	**10.7**	**11.1**	**10.1**	**11.1**

89

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 25: BORROWINGS AND FINANCE FACILITIES

		CONSOLIDATED ENTITY $m		COMPANY $m	
	Note	2007	2006	2007	2006
CURRENT					
Project financing facility – gold loan		-	26.9	-	27.0
Ballarat facility		-	35.6	-	-
Finance leases	33	0.3	-	-	-
		0.3	**62.5**	**-**	**27.0**
NON CURRENT					
Project financing facility – gold loan		-	188.6	-	188.6
Project financing facility – revolving credit facility		-	30.0	-	30.0
Finance leases	33	0.7	-	-	-
		0.7	**218.6**	**-**	**218.6**

Project financing facility

During the year, the project financing facility was fully paid out. The facility consisted of a revolving credit facility and a gold loan.

Repayment of gold loan

A 480,000 ounce gold loan facility was fully drawn down on 15 September 2005 generating funds of $215.5 million at the draw down price of $449/ounce. In compliance with IAS 39, the gold loan was accounted for as borrowings on an historical cost basis. Although the gold loan contained an embedded derivative, and would ordinarily be subject to cash flow hedge accounting, an exemption within the Standard allowed the Company to account for the loan on an historical cost basis because subsequent repayment was to be by physical delivery of mined gold.

The Company settled the borrowings by purchasing the majority of the gold on market instead of by using gold from mine production; a minor quantity came from production. For accounting purposes a loss was crystallised upon entering into the spot deferred purchase of gold designated to repay the borrowings. The loss of $117.9 million was recorded in the Statement of Comprehensive Income as a finance cost.

Repayment of revolving credit facility

During the period the Company drew down a further $20 million of the revolving credit facility, drawing it to $50 million. On 29 May 2007 an amount of $50 million was repaid to fully settle and terminate the revolving credit facility.

Ballarat Goldfields Facility

During the period a further A$3.0 million ($2.4 million) was drawn down on the Ballarat Goldfields facility. An amount of $38.0 million was paid to fully settle the facility by 30 April 2007.

90

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 25: BORROWINGS AND FINANCE FACILITIES (CONTINUED)

2006 Repayment Maturity	CONSOLIDATED ENTITY Ballarat Goldfields Facility $m	Gold Loan $m	Revolving Credit Facility $m	Total $m
Current				
Less than one year	**35.6**	**26.9**	**-**	**62.5**
Non-current				
Between one and two years	-	44.9	-	44.9
Between two and three years	-	58.4	-	58.4
In excess of three years	-	85.3	30.0	115.3
	-	**188.6**	**30.0**	**218.6**
Total	**35.6**	**215.5**	**30.0**	**281.1**
Weighted average interest rate	8.10%	2.60%	7.30%	3.20%

NOTE 26: SHARE CAPITAL

	CONSOLIDATED ENTITY $m 2007	2006	COMPANY $m 2007	2006
(a) Issued and paid up capital				
Ordinary shares				
Opening balance	1,027.1	1,027.5	1,027.5	1,027.5
New issues - Ballarat acquisition	316.5	-	316.5	
New issues - capital raising	989.0	-	989.0	-
Less: Transaction costs	(11.6)	-	(11.6)	-
Shares reclassified as treasury shares	(1.3)	(0.4)	(1.7)	-
Closing balance	**2,319.7**	**1,027.1**	**2,319.7**	**1,027.5**

	NUMBER OF SHARES '000 2007	2006	NUMBER OF SHARES '000 2007	2006
(b) Issued and paid up capital				
Opening balance	1,284,049	1,284,225	1,284,225	1,284,225
New issues - capital raising	508,277	-	508,277	-
New issues - Ballarat acquisition	111,996	-	111,996	-
Shares reclassified as treasury shares	(410)	(176)	(586)	-
Closing balance	**1,903,912**	**1,284,049**	**1,903,912**	**1,284,225**

People | Results | Growth

91

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 26: SHARE CAPITAL (CONTINUED)

The Company's securities consist of ordinary, restricted executive and class B shares. Ordinary and restricted executive shares have equal participation and voting rights. Treasury shares are those held by the Company. Treasury Class B shares arose from the merger with Niugini Mining Limited in 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of the Company.

The treasury restricted executive shares are shares purchased for the LESP (see Note 39 Share Based Payments).

In accordance with the *PNG Companies Act 1997*, par values are not attributable to shares and there is no authorised capital.

Ballarat acquisition

On 8 March 2007 and under the Scheme of Arrangement for the merger with Ballarat (Note 28), the Company issued 112.0 million shares with a value of $316.5 million to Ballarat shareholders. The Ballarat shareholders received five shares in the Company for every 54 Ballarat shares held.

Capital raising

On 17 April 2007, the Company announced a 1 for 3 accelerated pro-rata entitlement offer at an issue price of A$2.30 per share and a placement of shares to institutional investors. As a result, 508.3 million new shares were issued, resulting in cash proceeds of $989.0 million. The purpose of the equity raising was to close out the Company's gold hedge contracts, repay the 480,000 ounce gold loan, repay effectively all of the Company's other secured debt facilities and provide funding for future developments including capital expenditure to complete the Ballarat East project.

NOTE 27: RESERVES

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
(a) Reserves				
Hedging reserve – cash flow hedges	(221.9)	(256.1)	(221.9)	(256.1)
Employee Share based payments reserve	3.3	0.2	3.4	0.3
Landowner Share based payments reserve	5.2	5.2	5.2	5.2
Fair value reserve	0.8	-	-	-
Foreign currency translation reserve	42.6	-	-	-
	(170.0)	**(250.7)**	**(213.3)**	**(250.6)**
Movements:				
Hedging reserve – cash flow hedges				
Opening balance	(256.1)	(225.7)	(256.1)	(225.7)
Fair value of cash flow hedges	(59.1)	(40.6)	(59.1)	(40.6)
Call options sold	-	(9.4)	-	(9.4)
Deferred hedging gains / (losses)	97.8	(0.8)	97.8	(0.8)
Deferred taxation	(4.5)	20.4	(4.5)	20.4
	(221.9)	**(256.1)**	**(221.9)**	**(256.1)**

92

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

People | Results | Growth

NOTE 27: RESERVES (CONTINUED)

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Employee share based payments reserve				
Opening balance	0.2	-	0.3	-
Share rights expensed	2.9	0.3	2.9	0.3
Deferred taxation	0.2	(0.1)	0.2	-
	3.3	**0.2**	**3.4**	**0.3**
Landowners share based payments reserve				
Opening balance	5.2	-	5.2	-
Share rights capitalised	-	5.2	-	5.2
	5.2	**5.2**	**5.2**	**5.2**
Fair value reserve				
Opening balance	-	-	-	-
Fair value of available for sale financial assets	1.2	-	-	-
Deferred tax	(0.4)	-	-	-
	0.8	**-**	**-**	**-**
Foreign currency translation reserve				
Opening balance	-	-	-	-
Currency translation differences arising during the year	42.6	-	-	-
	42.6	**-**	**-**	**-**
(b) Retained Profits				
Movements in retained profits / (losses) were as follows:				
Opening balance	35.5	(18.3)	35.3	(18.3)
Net profit for the year	(24.1)	53.8	(26.6)	53.6
	11.4	**35.5**	**8.7**	**35.3**

Nature and purpose of reserves

Available-for-sale investments revaluation reserve

Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available-for-sale financial assets, are taken to the available-for-sale investments revaluation reserve, as described in Note 1(xvii). Amounts are recognised in profit and loss when the associated assets are sold or impaired.

Hedging reserve - cash flow hedges

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in Note 1(xvii). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

93

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 27: RESERVES (CONTINUED)

Share-based payments reserve

The share-based payments reserve is used to recognise:

- the fair value of options issued to employees but not exercised
- the fair value of shares issued to employees
- in the parent entity - the fair value of shares and options issued to employees of subsidiaries

Landowner share-based payments reserve

The landowner share-based payments reserve is used to recognise:

- the fair value of shares issued to local landowners

Foreign currency translation reserve

Exchange differences arising on translation of a foreign controlled entity are taken to the foreign currency translation reserve, as described in Note 1(xxxi). The reserve is recognised in profit and loss when the net investment is disposed of.

NOTE 28: BUSINESS COMBINATION

(a) Summary of acquisition

On 26 February 2007, the Company acquired Ballarat. Ballarat has four wholly-owned subsidiary companies: New Resources Pty Ltd., Berringa Resources Pty Ltd., Ballarat West Goldfields Pty Ltd. and Corpique (No. 21) Pty Ltd. All companies are incorporated in Australia.

Under the Scheme of Arrangement for the merger, Ballarat shareholders received five shares in the Company for every 54 Ballarat shares held. The Company's shares issued were valued at the closing price on the date of acquisition.

If the acquisition had occurred on 1 January 2007, consolidated revenue and consolidated loss for the year ended 31 December 2007 would have been $498.4 million and $24.1 million respectively. These amounts have been calculated using the Consolidated Entity's accounting policies.

The Company has provisionally determined the acquisition accounting with work continuing to finalise the valuation of and accounting for the assets.

Provisional details of the fair value of the assets and liabilities acquired are as follows:

	$m
Purchase consideration	
Shares issued	316.5
Cash paid – prior year	33.0
Direct costs relating to the acquisition	3.5
	353.0
Fair value of net identifiable net assets	353.0
	-

(b) Reconciliation to cash flow

	2007 $m	2006 $m
Acquisition of subsidiary net of cash acquired:		
Cash consideration	3.0	-
Less: cash balances acquired	(22.6)	-
Net outflow / (inflow) of cash	**(19.6)**	-

Cash consideration is direct costs relating to the acquisition paid during the period.

94

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

People | Results | Growth

NOTE 28: BUSINESS COMBINATION (CONTINUED)

(c) Assets and liabilities acquired

	Acquiree's carrying amount $m	Fair value $m
Cash and cash equivalents	22.6	22.6
Receivables	0.7	0.7
Inventory	0.4	0.4
Prepayments	0.1	0.1
Property, plant and equipment	27.2	27.2
Intangible assets	1.0	46.3
Development properties	-	272.6
Deferred tax asset	20.8	20.8
Accounts payable	(3.9)	(3.8)
Goodwill	-	36.3
Borrowings	(1.1)	(1.1)
Provisions	(0.8)	(1.0)
Deferred tax liability	(0.2)	(68.0)
Net assets	**66.8**	**353.0**

NOTE 29: INVESTMENTS IN SUBSIDIARIES

Name of subsidiary	% ownership interest	Country of incorporation
Niugini Mining Limited	100%	Papua New Guinea
Niugini Mining Australia Pty Ltd	100%	Australia
Lihir Management Company Limited	100%	Papua New Guinea
Lihir Business Development Limited	100%	Papua New Guinea
Lihir Services Australia Pty Limited	100%	Australia
Lihir Australian Holdings Pty Ltd	100%	Australia
Ballarat Goldfields Pty Ltd	100%	Australia
New Resource Pty Ltd	100%	Australia
Berringa Resources Pty Ltd	100%	Australia
Ballarat West Goldfields Pty Ltd	100%	Australia
Corpique No. 21 Pty Ltd	100%	Australia

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Shares in subsidiaries	-	-	495.3	55.9
Less: Provision against investment	-	-	(1.3)	(1.3)
	-	**-**	**494.0**	**54.6**

95

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 29: INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Contingent liabilities relating to Niugini Mining Limited and its subsidiary Niugini Mining Australia Pty Ltd are disclosed in Note 34.

On 4 September 2006 Lihir Australian Holdings Pty Limited was incorporated and became a 100% owned subsidiary of the Company.

On 26 February 2007, the Company acquired Ballarat. Ballarat has four wholly-owned subsidiary companies: New Resources Pty Ltd., Berringa Resources Pty Ltd., Ballarat West Goldfields Pty Ltd. and Corpique (No. 21) Pty Ltd. On 7 September 2007, the status of Ballarat was changed from a no liability company to a proprietary company.

NOTE 30: KEY MANAGEMENT PERSONNEL

Directors

The following persons were Directors of the Company during the financial year:

(i) *Chairman Non-Executive*

Dr Ross Garnaut

(ii) *Executive Directors*

Mr Arthur Hood, Managing Director

(iii) *Non Executive Directors*

Mr Bruce Brook

Dr Peter Cassidy

Dr Michael Etheridge (appointed 20 March 2007)

Mrs Winifred Kamit

Mr Geoff Loudon

Mr Alister Maitland (appointed 20 March 2007)

Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Consolidated Entity, directly or indirectly, during the financial year:

Name	Position	Employer
Phil Baker	Chief Financial Officer (from 21 January 2007)	Lihir Services Australia Pty Ltd
Joe Dowling	General Manager Corporate Affairs	Lihir Services Australia Pty Ltd
Murray Eagle	General Manager External Affairs & Sustainable Development	Lihir Gold Limited
Noel Foley	Executive General Manager, Operations	Lihir Gold Limited
Graham Folland	General Manager Corporate Development	Lihir Services Australia Pty Ltd
Stuart MacKenzie	Group Secretary and General Counsel	Lihir Services Australia Pty Ltd
Wojciech Ozga	General Manager, Ballarat Operations (from 8 March 2007)	Lihir Services Australia Pty Ltd
Ron Yung	General Manager Organisation Performance	Lihir Services Australia Pty Ltd
Richard Laufmann	Executive General Manager Australian Operations and Business Development (from 8 March 2007 to 8 June 2007)	Lihir Services Australia Pty Ltd
Paul Fulton	Chief Financial Officer (from 1 January 2007 to 20 January 2007)	Lihir Services Australia Pty Ltd

96

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

People | Results | Growth

NOTE 30: KEY MANAGEMENT PERSONNEL (CONTINUED)

For 2006, the following persons were key management personnel:

Name	Position	Employer
Paul Fulton	Chief Financial Officer	Lihir Services Australia Pty Ltd
Joe Dowling	Manager Investor Relations	Lihir Services Australia Pty Ltd
Murray Eagle	General Manager External Affairs & Sustainable Development	Lihir Gold Limited
Noel Foley	Executive General Manager (from 13 March 2006)	Lihir Gold Limited
Graham Folland	General Manager Corporate Development (from 1 March 2006)	Lihir Services Australia Pty Ltd
Stuart MacKenzie	Group Secretary and General Counsel (from 14 August 2006)	Lihir Services Australia Pty Ltd
Ron Yung	General Manager Organisation Performance (from 1 July 2006)	Lihir Services Australia Pty Ltd
Jan Anderson	General Manager Operations (from 1 January 2006 to 22 February 2006)	Lihir Gold Limited
Mark Laurie	Company Secretary/General Counsel, Manager Corporate & Towns (from 1 January 2006 to 24 November 2006)	Lihir Gold Limited

Key management personnel compensation

	CONSOLIDATED ENTITY $		COMPANY $	
	2007	2006	2007	2006
Short term employee benefits	4,884,602	2,889,353	2,947,013	1,736,725
Post employment benefits	424,112	178,219	234,748	84,529
Termination benefits	842,467	1,106,205	-	434,558
Long term benefits	25,967	-	16,187	-
Share based payments	1,920,781	722,258	1,830,400	669,946
	8,097,929	**4,896,035**	**5,028,348**	**2,925,758**

97

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 30: KEY MANAGEMENT PERSONNEL (CONTINUED)

Equity instrument disclosures relating to key management personnel

Share rights provided as remuneration

Details of share rights provided as remuneration, together with terms and conditions of the share rights, can be found in the remuneration report on pages 34 to 43.

Share right holdings

Details of share rights granted under the LESP to 31 December 2007 are:

Name	Balance at start of the year	Equity settled compensation (rights issue)	Equity settled compensation	Exercised	Other changes	Balance at end of year	Vested and exercisable	Unvested
Directors of Lihir Gold Limited								
Mr Arthur Hood	181,677	4,061	1,531,194	(49,208)	-	1,667,724	-	1,667,724
Other key management personnel of the Consolidated Entity								
Phil Baker	-	-	251,786	-	-	251,786	-	251,786
Joe Dowling	35,945	3,072	160,679	(37,220)	(1,797)	160,679	-	160,679
Murray Eagle	54,225	3,547	213,977	(4,634)	(2,711)	264,404	51,514	212,890
Noel Foley	47,926	4,139	242,342	(50,148)	(1,917)	242,342	-	242,342
Graham Folland	41,080	1,593	206,297	(42,984)	(1,643)	204,343	-	204,343
Stuart MacKenzie	13,734	4,634	176,422	(14,969)	-	179,821	-	179,821
Wojciech Ozga	-	-	165,235	-	-	165,235	-	165,235
Ron Yung	18,885	1,235	196,949	(19,307)	(1,171)	196,591	-	196,591
Paul Fulton	-	-	-	-	-	-	-	-
	393,472	**22,281**	**3,144,881**	**(218,470)**	**(9,239)**	**3,332,925**	**51,514**	**3,281,411**

2006

Name	Balance at start of the year	Granted as compensation	Exercised	Other changes	Balance at end of year	Vested and exercisable	Unvested
Directors of Lihir Gold Limited							
Mr Arthur Hood	-	362,263	(176,071)	(4,515)	181,677	-	181,677
Other key management personnel of the Consolidated Entity							
Jan Anderson	-	-	-	-	-	-	-
Joe Dowling	-	35,945	-	-	35,945	-	35,945
Murray Eagle	-	54,225	-	-	54,225	-	54,225
Noel Foley	-	47,926	-	-	47,926	-	47,926
Graham Folland	-	41,080	-	-	41,080	-	41,080
Paul Fulton	-	-	-	-	-	-	-
Stuart MacKenzie	-	13,734	-	-	13,734	-	13,734
Ron Yung	-	18,885	-	-	18,885	-	18,885
	-	**574,058**	**(176,071)**	**(4,515)**	**393,472**	**-**	**393,472**

98

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

People | Results | Growth

NOTE 30: KEY MANAGEMENT PERSONNEL (CONTINUED)

Share holdings

The numbers of shares in the Company held during the financial year by each Director of the Company and other key management personnel of the Consolidated Entity, including their personally related parties, are set out below.

2007 Name	Balance at the start of the year	Received during the year on the exercise of share rights	Other changes during the year	Balance at the end of the year
Directors of Lihir Gold Limited				
Dr Ross Garnaut	53,225	-	48,298	101,523
Mr Arthur Hood	228,371	49,208	76,125	353,704
Mr Bruce Brook	10,000	-	23,334	33,334
Dr Peter Cassidy	33,225	-	11,076	44,301
Dr Michael Etheridge	-	-	61,728	61,728
Mrs Winifred Kamit	2,000	-	667	2,667
Mr Geoff Loudon	143,840	-	-	143,840
Mr Alister Maitland	-	-	30,864	30,864
Other key management personnel of the Consolidated Entity				
Ordinary shares				
Phil Baker	-	-	10,000	10,000
Joe Dowling	15,000	37,220	5,000	57,220
Murray Eagle	-	4,634	-	4,634
Noel Foley	35,191	50,148	11,731	97,070
Graham Folland	3,500	42,984	1,167	47,651
Stuart MacKenzie	-	14,969	-	14,969
Wojciech Ozga	-	-	54,000	54,000
Ron Yung	2,000	19,307	667	21,974

2006 Name	Balance at the start of the year	Received during the year on the exercise of share rights	Other changes during the year	Balance at the end of the year
Directors of Lihir Gold Limited				
Ordinary shares				
Dr Ross Garnaut	53,225	-	-	53,225
Mr Arthur Hood	-	176,071	52,300	228,371
Mr Bruce Brook	-	-	10,000	10,000
Dr Peter Cassidy	33,225	-	-	33,225
Mrs Winifred Kamit	2,000	-	-	2,000
Mr Geoff Loudon	143,840	-	-	143,840
Mr John O'Reilly	-	-	-	-

99

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 30: KEY MANAGEMENT PERSONNEL (CONTINUED) Other key management personnel of the Consolidated Entity 2006 Received during the year on the Balance Balance at the exercise of Other changes at the end Name start of the year share rights during the year of the year Ordinary shares Jan Anderson (1) — — — - Joe Dowling 15,000 — — 15,000 Murray Eagle — — — - Noel Foley — — 35,191 35,191 Graham Folland — — 3,500 3,500 Paul Fulton (1) — — — - Stuart MacKenzie — — — - Ron Yung — — 2,000 2,000 (1) Employment with Consolidated Entity ceased Loans to key management personnel Details of loans made to Directors of the Company and other key management personnel of the Consolidated Entity, including their personally related parties, are set out below. Aggregates for key management personnel Number in Balance at the Interest paid Interest Balance at Consolidated start of and payable not the end of Entity at the Consolidated Entity the year for the year charged the year end of the year $ $ $ $ 2007 — — 373 8,769 1 2006 — — — — - The amounts shown for interest not charged in the tables above represent the amount of interest that would have been charged on an arm’s length basis. An allowance for doubtful receivables has been recognised in relation to this loan to recognise that the key management personnel will not be required to repay the loan while he remains employed by the Company. The loan will be fully forgiven one year from the date of receiving the loan. Lihir Gold Limited Annual Report 2007 100

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

People | Results | Growth

NOTE 30: KEY MANAGEMENT PERSONNEL (CONTINUED)

The number of employees, not including Directors, whose remuneration and benefits exceeded the equivalent of PNG kina 100,000 for 2007 fall into the following bands:

Remuneration and benefit band	Number of employees	
$US	2007	2006
$ 30,001 - $ 40,000	37	48
$ 40,001 - $ 50,000	27	25
$ 50,001 - $ 60,000	24	17
$ 60,001 - $ 70,000	20	14
$ 70,001 - $ 80,000	26	7
$ 80,001 - $ 90,000	13	11
$ 90,001 - $100,000	11	8
$100,001 - $110,000	15	7
$110,001 - $120,000	17	10
$120,001 - $130,000	36	6
$130,001 - $140,000	24	7
$140,001 - $150,000	29	5
$150,001 - $160,000	21	5
$160,001 - $170,000	20	6
$170,001 - $180,000	7	6
$180,001 - $190,000	10	8
$190,001 - $200,000	2	2
$200,001 - $210,000	2	1
$210,001 - $220,000	4	5
$220,001 - $230,000	1	-
$230,001 - $240,000	1	3
$240,001 - $250,000	3	1
$250,001 - $260,000	3	-
$260,001 - $270,000	4	1
$270,001 - $280,000	1	1
$280,001 - $290,000	-	1
$310,001 - $320,000	-	1
$350,001 - $360,000	1	-
$360,001 - $370,000	1	-
$390,001 - $400,000	-	-
$450,001 - $460,000	1	1
$470,001 - $480,000	1	-
$480,001 - $490,000	1	-
$610,001 - $620,000	1	-
$640,001 - $650,000	1	-
$650,001 - $660,000	1	-

101

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 31: RETIREMENT BENEFITS

Certain employees of the Company participate in a retirement benefit plan, and contributions are made by the Company to the plan based on a percentage of the employee's base salary. Contributions made during the year amounted to $2.5 million (2006: $1.1 million). This is a multi-employer plan, and members' benefits are in the nature of defined contributions.

The Company also participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 7.7% of salary, and contributions made during the year amounted to $1.4 million (2006: $1.0 million). This is a multi-employer plan, and members' benefits are in the nature of defined contributions.

NOTE 32: AUDITOR'S REMUNERATION

During the year the following fees were paid or payable for services provided by the auditor of the parent entity and its related practices:

	CONSOLIDATED ENTITY		COMPANY	
	2007	2006	2007	2006
(a) Assurance services				
Audit services				
PricewaterhouseCoopers, PNG Firm	154,843	340,333	154,843	340,333
PricewaterhouseCoopers, Other Overseas Firms	530,295	114,976	530,295	114,976
Total remuneration for audit services	**685,138**	**455,309**	**685,138**	**455,309**
Other assurance services				
PricewaterhouseCoopers, PNG Firm	16,026	58,115	16,026	58,115
PricewaterhouseCoopers, Other Overseas Firms	625,664	54,254	613,656	54,254
Total remuneration for other assurance services	**641,690**	**112,369**	**629,682**	**112,369**
Total remuneration for assurance services	**1,326,828**	**567,678**	**1,314,820**	**567,678**
(b) Taxation services				
PricewaterhouseCoopers	53,598	78,884	53,598	77,143
Total remuneration for taxation services	**53,598**	**78,884**	**53,598**	**77,143**

102

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 33: CAPITAL AND LEASING COMMITMENTS Operating lease commitments Non-cancellable operating lease commitments contracted for at balance date but not yet incurred are as follows: CONSOLIDATED ENTITY COMPANY $ m $ m 2007 2006 2007 2006 Payable - not later than one year 0.7 1.0 — 0.4 - later than one year but not later than 2 years 0.5 0.7 — 0.2 - later than two years but not later than 5 years 0.7 1.3 — 0.5 - later than 5 years — 2.3 — 2.3 1.9 5.3 — 3.4 The major operating leases relate to the corporate building leases of $1.9 million through to mid 2010. Finance lease commitments CONSOLIDATED ENTITY COMPANY $ m $ m 2007 2006 2007 2006 Payable - not later than one year 0.4 — — — - later than one year but not later than 2 years 0.4 — — — - later than two years but not later than 5 years 0.3 — — — Total minimum lease payments 1.1 — — — Future finance charges (0.1) — — — Total finance lease liability 1.0 — — — Representing lease liabilities: Current 0.3 — Non-current 0.7 — 1.0 — — The Consolidated Entity’s Australian subsidiary Ballarat lease plant and equipment under finance leases expiring within 1 — 5 years. People | Results | Growth 103

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 33: CAPITAL AND LEASING COMMITMENTS (CONTINUED)

Capital expenditure commitments

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Capital expenditure commitments contracted for:				
Payable - not later than one year	9.0	68.3	7.3	68.1
	9.0	**68.3**	**7.3**	**68.1**

The major items of capital commitment are: Geothermal and de-watering well drilling Lihir Island ($1.6 million), mess facility Lihir Island ($0.7 million), Kapit village relocation Lihir Island ($0.6 million), other items of expenditure Lihir Island ($4.4 million), completion of stage 2 processing plant and surface infrastructure project Ballarat ($1.7 million).

NOTE 34: CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Contingent liabilities

Ballarat

Ballarats' bankers have guaranteed $1,082,000 (2006: $1,082,000) in the event that the Company is called upon to rehabilitate any of the entity's exploration sites. The guarantee is secured against cash deposits, land and buildings.

Niugini Mining Limited – ats – J Bumbandy and the customary landowners of the Mt Victor gold mine area

A wholly-owned subsidiary, Niugini Mining Limited ("NML"), has been subject to claims originally initiated in 1997 in connection with the decommissioned Mt Victor mine in Papua New Guinea. The claims seek unspecified damages as a result of alleged negligence and unlawful environmental degradation. The original claim was dismissed in July 2006 and the claimants' appeal against that decision was dismissed by the Supreme Court of PNG in June 2007.

The claimants brought a fresh claim in the National Court of PNG containing the same allegations and cause of action as in the claim dismissed in July 2006. In September 2007, the Court found in favour of NML and the proceedings were dismissed. The claimants have now appealed that decision. An objection to the competency of the appeal has been filed on behalf of NML. NML plans to pursue vigorously its objection and defend the appeal.

Niugini Mining (Australia) Pty Limited – ats – Roderick Salfinger

A wholly-owned subsidiary, Niugini Mining (Australia) Pty Limited ("NMAL"), received a claim relating to an asset transfer agreement between NMAL and Arkaroola Resources Pty Ltd ("Arkaroola"). The claim was brought by Mr Roderick Salfinger, a former director of Arkaroola (which is now deregistered). On the preliminary question of whether the action being pursued was validly assigned to Mr Salfinger, a judge of the Federal Court of Australia found that the assignments on which Mr Salfinger relied to bring the action were not sustainable and gave judgement in favour of NMAL.

Mr Salfinger has appealed the decision to the full bench of the Federal Court. NMAL plans to defend the appeal vigorously.

Contingent assets

Ballarat

As a result of the sale of Highlake Resources NL which held tenements at Campbelltown, Matyborough and Dunolly during 2004, Ballarat is entitled to receive a 1% royalty of any gold recovered from these tenements at no future cost to Ballarat.

104

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 35: DIVIDEND RESTRICTION The Syndicated Facilities Agreement was settled and cancelled on 8 June 2007 and the Company is no longer subject to dividend restrictions. Previously, the Syndicated Facilities Agreement signed on 15 September 2005 permitted the payment of dividends and other distributions only if certain conditions were met. The Company could generally at any time prior to the next calculation date (30 June and 31 December each year with the first Calculation Date being 31 December 2007 as defined in the agreement) withdraw all or part of any excess over a specified minimum cash balance in an offshore account for its own purposes (including any distribution or payment into an unsecured distribution account) subject to conditions specified within the Agreement. NOTE 36: RELATED PARTY TRANSACTIONS Transactions between related parties were made on normal commercial terms and conditions and at market rates. Directors’ interests are outlined in the Directors’ Report. CONSOLIDATED ENTITY COMPANY $ m $ m 2007 2006 2007 2006 Amounts included in the determination of profit from ordinary activities before taxation that resulted from transactions with related parties: Lihir Services Australia Pty Ltd supplies management services and bears expenses on behalf of the Company which are subsequently recharged to the Company - Management fees — — 16.1 5.4 - Support services — — — 0.3 — — 16.1 5.7 Share-based payment to related company — — 0.7 0.4 Loans to / (from) related parties CONSOLIDATED ENTITY COMPANY $ m $ m 2007 2006 2007 2006 Loans from subsidiaries Beginning of the year — — (53.3) (53.4) Loans advanced — — 30.3 7.2 Loan repayments made — — (37.9) (7.1) End of year — — (60.9) (53.3) People | Results | Growth 105

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 37: EARNINGS PER SHARE

The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year. At 31 December 2007 no options were outstanding.

	CONSOLIDATED ENTITY		COMPANY	
	$m		$m	
	2007	2006	2007	2006
Net profit / (loss) attributable to ordinary shareholders	(24.1)	53.8	(26.6)	53.6
Weighted average number of ordinary shares (thousands)	1,713.8	1,284.2	1,713.8	1,284.0
Basic EPS (cents/share)	(1.4)	4.2	(1.6)	4.2
Diluted number of ordinary shares (thousands)	1,717.4	1,287.5	1,717.4	1,284.2
Diluted EPS (cents/share)	(1.4)	4.2	(1.6)	4.2

NOTE 38: DIVIDENDS PER SHARE

No dividends were declared or paid in 2007 or in 2006.

NOTE 39: SHARE BASED PAYMENTS

Lihir Executive Share Plan

The establishment of the Lihir Executive Share Plan (the "LESP") was approved by shareholders at the 2005 Annual General Meeting. The Board has the discretion to invite executives to participate in the LESP. It is the intention of the Board that invitations to participate in the LESP will be extended only to those executives who the Board considers are able to make a meaningful contribution to the longer term performance of the Company and its return to shareholders.

Participants are granted a specified number of share rights. A share right is a right to acquire an ordinary share in the Company for no consideration. Share rights are issued for $NIL consideration. Share rights have no voting rights or right to dividends until vested. The holders of share rights are entitled to participate in bonus share issues. Share rights cannot be transferred and are not quoted on any stock exchange.

For each grant of share rights, the Board will set performance hurdles or conditions that must be satisfied over a performance period before the share rights will vest. At the end of the performance period, the performance hurdle is tested. To the extent that the Board determines the performance hurdle has been met, the share rights will vest. Share rights will only be tested against the applicable performance hurdles or conditions once. Where the Board determines that the performance hurdles or conditions have not been met or only met in part, then all or the balance of share rights subject to that hurdle or condition shall not vest and will automatically lapse.

Vested share rights will lapse if they are not exercised within 10 years of their effective date of grant. The effective date of grant is the date so specified in the invitation relating to the share rights, or if no such date is specified in the invitation, the actual date of grant of the share rights. Specific rules apply in the event of a participant ceasing employment with the Company or any of its associated companies.

If share rights vest and the participant exercises those rights, the Company is obliged to provide the participant with a corresponding number of Company shares, either by procuring the transfer of shares or issuing new shares. In the case of a transfer, the shares are purchased on-market for the participant and the Company funds the acquisition of shares on his or her behalf. Generally, all participants are required to hold the shares acquired upon exercise of share rights for a minimum period of three years after the relevant testing date. The participant is required to enter into a Deed of Undertaking with the Company agreeing to the restriction on disposal.

106

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 39: SHARE BASED PAYMENTS (CONTINUED)

During 2007, there were a number of grants falling into two main grants, the "2007 grant" and the "2007 transitional grant" (see below). In addition, an adjustment was made in 2007 to the share rights held by existing participants who held share rights under the 2006 grant. Those participants were unable to participate in the 3 for 1 Entitlement Offer due to trading restrictions leading up to the capital raising. In recognition of participants in the LESP not being eligible to participate in the Entitlement Offer, the Directors resolved that the number of share rights vested for each Participant be adjusted to take into account each participant's entitlement to share rights had they been eligible to participate. The share rights are subject to the same three year service period restrictions. For valuation purposes no additional expense was recorded as these shares were assessed as having a fair value equal to the offset amount by which the original share rights would have diminished.

2007 Grant

Under the 2007 grant, participating executives were offered a certain number of share rights. These share rights will give the executive the right to receive, potentially, up to the corresponding number of shares where, and to the extent that, certain performance hurdles or conditions were met. Performance hurdles under the 2007 grant were set in reference to external measures (the Company's performance in comparison to external benchmarks) or internal measures (the achievement of strategic and operational goals consistent with the duties and responsibilities of the executive concerned) or a combination of both. The 2007 grant provides that the testing of the performance hurdles or conditions will occur by reference to a date not earlier than twelve months after the effective date of grant of the share rights.

If an executive chooses to not exercise his or her share rights by the end of the relevant exercise period, then those share rights will lapse and the executive will lose his or her entitlement to acquire those shares.

2007 Transitional Grant

The 2007 transitional grant is only available for employees who joined the Consolidated Entity prior to 30 June 2007. Employees who joined the Consolidated Entity between 1 January 2007 and 30 June 2007 will receive a pro-rata calculation. Eligible employees who joined after 30 June 2007 will be invited to participate in the following year's program and will receive a pro-rata allocation.

As with the 2007 grant, these share rights will give the executive the right to receive, potentially, up to the corresponding number of shares where, and to the extent that, certain performance hurdles or conditions were met. Performance hurdles were set in reference to external measures (the Company's performance in comparison to external benchmarks). The 2007 transition grant provides that the testing of the performance conditions will occur by reference to a date 18 months after the effective date of grant of the share rights (for half the share rights) and 2½ years after the effective date of grant of the share rights (for the other half of the share rights).

Details of share rights granted under the LESP to 31 December 2007 are:

Exercise price US$	Per share right indicative value US$	Hurdle conditions	Number at 1 Jan 07	Number granted during period	Number exercised during period	Number forfeited during period	Number outstanding at 31 Dec 07	Number exercisable at 31 Dec 07
-	**2.529**	1	120,814	123,870	(48,940)	(32,561)	163,183	39,313
-	**2.501**	2	165,961	123,876	(122,645)	-	167,192	43,316
-	**1.943**	3	181,213	185,791	(102,597)	(13,644)	250,763	64,972
-	**1.892**	4	181,221	185,801	(102,603)	(13,644)	250,775	64,974
-	-	5	-	40,731	(33,128)	-	7,603	7,603
-	**1.562**	6	-	1,840,903	-	-	1,840,903	-
-	**1.506**	7	-	1,840,928	-	-	1,840,928	-
Total			**649,209**	**4,341,900**	**(409,913)**	**(59,849)**	**4,521,347**	**220,178**

People | Results | Growth

107

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2007
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Lihir Gold Limited Annual Report 2007

NOTE 39: SHARE BASED PAYMENTS (CONTINUED)

The following share rights were exercised during the financial year

Number exercised	Exercise date	Weighted average price at exercise date [1]
409,913	14-20 Sep 2007	USD 2.93

[1] Purchased over a 5 day period due to restrictions on the volume that could be traded on any one day.

Fair value of share rights granted

Where share rights are subject to performance conditions, these conditions include total shareholder return (TSR) metrics. Where the vesting of share rights is subject to performance conditions, in general, the TSR hurdle must be satisfied.

The assessed fair value at grant date of share was independently determined using a Monte Carlo option pricing model, which incorporates market based performance conditions such as total shareholder return.

The model inputs for share rights granted during the year ended 31 December 2007 included:

(a) exercise price: $ nil (2006 – $ nil)
(b) expected volatility: 42% (2006 – 43%)
(c) risk free interest rate: 6.12% (2006 – 6.05%).
(d) expected life of right (years): 10 years
(e) weighted average share price at grant date: $3.07 (2006 – $2.07)
(f) expected dividend yield: 0% (2006 – 0%)

The expected volatility is based on historic volatility (based on the remaining life of the share rights) adjusted for any expected changes to future volatility due to publicly available information and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The historical Company share price data used to calculate the volatility was obtained from an independent external market data source. A three-year volatility annualised measure was used for the purposes of generating the indicative valuations.

The expected rate of return used in the valuations was set equal to the Commonwealth Government Bond rate with a yield-to-maturity that is equivalent to the performance/vesting period.

Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	CONSOLIDATED ENTITY $m		COMPANY $m	
	2007	2006	2007	2006
Executive share plan	2.9	0.5	0.7	0.2

Whilst the equity instruments are issued by the Company, where the employee services are provided to other entities within the Consolidated Entity the expenses are transferred accordingly.

The performance conditions attaching to each tranche of share rights are as follows:

1. Individuals are set key performance indicators (KPI's) based around the Company's performance in developing corporate management and structures in line with Board policies to raise the long-term value of the Company, including through project and geographic diversification. The performance condition will be assessed by the Board.

2. This performance condition will be assessed by the Board against changes in the net present value of the Company. This assessment is to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors.

108

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 39: SHARE BASED PAYMENTS (CONTINUED) Certain potential sources of change in the Company’s net present value will not be included in the assessment of this performance condition as they have been assessed by the Board to be beyond the individuals control and the control of the management team generally. The sources for which adjustments are to be made to date are changes in the gold price, variations in the hedge delivery programme, hydrocarbon pricing (HFO, diesel and lubricants), inflation and changes in exchange rates between the US dollar and the Australian dollar or PNG kina. 3. This performance condition will be assessed by the Board by reference to the performance of the: - Company’s “total shareholder return” or TSR over the performance period from the VWAP (volume weighted average share price) Month Employed until the testing date using the VWAP; and - Average “total shareholder return” of the Comparator Group using the Comparator Group’s VWAP for the same time periods as applicable above. If the Company’s annual TSR when compared with the Comparator Group’s annual TSR: — is greater by 10% or more, all of the share rights subject to this condition will vest; or — does not exceed the Comparator Group’s, no share rights subject to this condition will vest; or - is greater by less than 10% a straight-line calculated proportion of the share rights subject to this condition will vest. Total shareholder return or TSR is, broadly, share price growth and dividends reinvested, excluding the impacts of franking credits and taxations. Comparator Group (Sept 05 grant and Jan 06 grants) Prior to March 2006: Newmont, Barrick, Newcrest, Anglo Gold, Oxiana, Goldfields (South Africa), Placer Dome, Rio Tinto Limited, Harmony and Croesus Grants after March 2006: Newmont, Barrick, Newcrest, Anglo Gold, Oxiana, Goldfields (South Africa), Kingsgate and Sino Gold. 4. This performance condition will be assessed to the extent to which the Company’s “total shareholder return” increases over the performance period using the VWAP Month for each participant as the starting share value for the TSR until the testing date VWAP. If the Company’s TSR over the performance period increases by: - 15% or more, the participant is entitled to all of the TSR growth share rights vesting; - 5% or less, the participant will not be entitled to any TSR growth share rights vesting; or - More than 5% but less than 15%, the participant will be entitled to a pro rated number of TSR growth share rights vesting calculated on a straight line basis. 5. This grant was made to existing participants who held share rights at the time of the 3 for 1 Entitlement offer and were unable to participate in the offer due to trading restrictions leading up to the capital raising. In recognition of Participants in the LESP not being eligible to participate in the Entitlement Offer, the Directors resolved that the number of share rights vested for each Participant be adjusted to take into account each Participant’s entitlement to share rights had they been eligible to participate. The grant is subject to the same three year service period restrictions. 6. This performance measure will be assessed on the extent to which Company’s TSR increases over the performance period compared to growth in the TSX Global Gold Index (“Index”) over the performance period. If Company’s TSR when compared with the TSX Global Gold Index: — is less than the Index, then none of the share rights subject to this tranche will vest; — is equal to the Index (Target case), then a fixed % [refer to (a) to (d) below] of the share rights subject to this tranche will vest; or — is equal to 125% of the Index (Stretch case), then 100% of the share rights subject to this tranche will vest; or — if the Company’s TSR is greater than the Index but less than 125% of the Index, then a proportion of the share rights (calculated on a straight-line basis) will vest. People | Results | Growth 109

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 39: SHARE BASED PAYMENTS (CONTINUED) Where the fixed % for the Target case is equal to: (a) 50% (b) 33.3% (c) 37.5% (d) 40% The grant is split into two 50% tranches with performance periods of 1 July 2007 to 31 December 2008 and 1 July 2007 to 31 December 2009. 7. This performance measure will be assessed on the extent to which the Company’s TSR increases over the performance period compared to the TSR growth of companies in the Comparator Group over the performance period. If the Company’s TSR when compared with the TSR’s of the companies in the Comparator Group: — is at less than the 50th Percentile (“P50”), then none of the share rights subject to this tranche will vest; — is equal to P50 (Target case), then [a fixed % [refer to (a) to (d) below] of the share rights subject to this tranche will vest; or — is equal to the 90th Percentile (“P90”) (Stretch case), then 100% of the share rights subject to this tranche will vest. - if Company’s TSR is greater than P50 but less than P90, then a proportion of the share rights subject to this tranche (calculated on a straight-line basis) will vest. Where the fixed % for the Target case is equal to: (a) 50% (b) 33.3% (c) 37.5% (d) 40% The Comparator Group is composed of those companies in the TSX Global Gold Index with a market capitalisation of more than US$1 billion at the commencement of the performance period, plus Newcrest, which remain listed companies at the end of the performance period. The grant is split into two 50% tranches with performance periods of 1 July 2007 to 31 December 2008 and 1 July 2007 to 31 December 2009. NOTE 40: SUBSEQUENT EVENTS There are no matters that have arisen since 31 December 2007 that have significantly affected or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years as at the date of this report. Lihir Gold Limited Annual Report 2007 110

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 DIRECTORS’ DECLARATION In the opinion of the Directors: 1. The financial statements and notes of the Company and of the Consolidated Entity: a. comply with International Financial Reporting Standards and other mandatory professional reporting requirements; and, b. give a true and fair view, in all material respects, of the financial position as at 31 December 2007 and performance of the Company and the Consolidated Entity for the year ended on that date; and are in accordance with the Papua New Guinea Companies Act 1997. 2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. The Directors in making this declaration have received appropriate certification from the Managing Director and Chief Financial Officer. On behalf and in accordance with a resolution of the Board, Ross Garnaut Chairman 22 February 2008 Arthur Hood Managing Director People | Results | Growth 111

LIHIR GOLD Limited ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS PricewaterhouseCoopers PricewaterhouseCoopers ABN 52 780 433 757 ABN 52 780 433 757 Riverside Centre 6th Floor Credit House 123 Eagle Street Cuthbertson Street BRISBANE QLD 4000 PO Box 484 GPO Box 150 PORT MORESBY Independent auditor’s report BRISBANE QLD 4001 PAPUA NEW GUINEA to the shareholders of Lihir Gold Limited DX 77 Brisbane Australia Website: www.pwc.com.pg Telephone (675) 321 1500 Telephone +61 7 3257 5000 Facsimile (675) 321 1428 Report on the financial report and the IAS 24 Facsimile +61 7 3257 5999 remuneration disclosures contained in the Direct Phone 3256 8508 directors’ report Direct Fax 3031 9255 www.pwc.com/au We have audited the accompanying financial report of Lihir Gold Limited (the ‘Company’) which comprises the statement of financial position as at 31 December 2007, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Lihir Gold Limited and the Lihir Gold Limited Group (the consolidated entity). The consolidated entity comprises the Company and the entities it controlled at the year’s end or from time to time during the financial year. We have also audited the remuneration disclosures contained in the directors’ report under the heading “remuneration report” in pages 7 to 15 of the directors’ report. Directors’ responsibility for the financial report and the IAS 24 remuneration disclosures contained in the directors’ report The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with International Financial Reporting Standards, other generally accepted accounting practice in Papua New Guinea and with the requirements of the Papua New Guinea Companies Act 1997. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. The directors of the company are also responsible for the remuneration disclosures contained in the directors’ report. Auditor’s responsibility Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with International Standards on Auditing. These Standards on Auditing require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors’ report based on our audit. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors’ report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors’ report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors’ report in order to design audit 112

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2007 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors’ report. Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report. Our audit did not involve an analysis of the prudence of business decisions made by directors or management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions. Independence In conducting our audit, we have complied with the independence requirements of the CPA Papua New Guinea and the Companies Act 1997. Auditors’ opinion on the financial report In our opinion, the financial report of Lihir Gold Limited gives a true and fair view of the Company’s and consolidated entity’s financial position as at 31 December 2007, and of their performance for the year ended on that date; and complies with International Financial Reporting Standards and other generally accepted accounting practice in Papua New Guinea and with the requirements of the Papua New Guinea Companies Act 1997. Auditor’s opinion on IAS 24 remuneration disclosures contained in the directors’ report In our opinion the remuneration disclosures that are contained in pages 7 to 15 of the directors’ report comply with section 300A of the Australian Corporations Act 2001. Report on other legal and regulatory requirements The Papua New Guinea Companies Act 1997 requires that in carrying out our audit we consider and report to you on the following matters. We confirm that: i) in our opinion proper accounting records have been kept by the Company and the consolidated entity, so far as appears from our examination of those records; ii) we have obtained all the information and explanations we have required. PricewaterhouseCoopers Brett Entwistle Partner Chartered Accountants Registered under the Accountants Act 1996 Port Moresby Robert Hubbard 22 February 2008 Partner Chartered Accountants Registered Company Auditor Brisbane 113

Lihir Gold Limited Annual Report 2007

Shareholder Information

Additional disclosures for PNG investors

In accordance with Accounting Standards Board Directive 2 (ASBD 2) and the Investment Promotion Authority, the Company has approval to prepare and lodge US dollar financial statements, being their measurement and presentation currency. The following supplementary information is however required and is expressed in PNG kina terms:

	CONSOLIDATED ENTITY PGK Mil		COMPANY PGK Mil	
	2007	2006	2007	2006
Revenue	1,389.5	1,156.0	1,387.2	1,155.4
Net Profit	**(67.2)**	**161.2**	**(74.2)**	**160.5**
Total Assets	6,427.7	4,366.8	6,287.1	4,417.8
Total Liabilities	(402.8)	(1,997.0)	(390.6)	(2,047.2)
Net Assets	**6,024.9**	**2,369.8**	**5,896.5**	**2,370.6**

Asset and liability balances are translated from US dollars (the Company's measurement currency) at the rate prevailing at 31 December 2007 of PGK1.00 = $0.3587 (2006: PGK1.00 = $0.3426) while income and expense items are translated at a rate that approximates actual exchange rates for the year of PGK1.00 = $0.3545 (2006: PGK1.00 = $0.3339).

THE COMPANY'S SECURITIES

The Company's securities consist of ordinary, class B and restricted executive shares. The shares have no par value. All issued shares are fully paid. The Company has issued a total of 1,904,497,244 ordinary shares (including 585,984 ordinary shares classified as restricted executive shares) and 161,527,405 class B shares. The Company issued 620,272,534 ordinary shares in 2007 (111,995,996 in relation to the merger with Ballart Goldfields and 508,276,538 in relation to the capital raising).

The 161,527,405 class B shares are held by Niugini Mining Limited, which is a wholly-owned subsidiary of the Company. They carry no voting rights nor any entitlement to dividends. These shares are not transferable and are redeemable at the Company's option.

The 585,984 restricted executive shares were ordinary shares purchased on-market under the Lihir Executive Share Plan (LESP), reclassified as restricted executive shares and are held by participants of the LESP who have exercised vested share rights. The shares are not transferable and are restricted by the rules of the LESP that require defined service periods to be met. The shares may also be forfeited due to participants ceasing to be employed by the Company. If the shares are forfeited they will be reclassified as ordinary shares and sold on the market, with the funds returned to the Company. The shares carry voting rights and are entitled to dividends.

Range of Fully Paid Ordinary Shares Held	Number of Shareholders	Number of Shares Held	% of Issued Capital
1 – 1000	11,861	6,414,291	0.34%
1,001 – 5,000	15,732	42,221,843	2.24%
5,001 – 10,000	5,297	39,593,658	2.10%
10,001 – 100,000	4,853	116,504,365	6.12%
100,001 – and over	281	1,699,763,087	89.25%
Total	**38,024**	**1,904,497,244**	**100%**

Table includes 585,984 restricted executive shares but does not include 161,527,405 B class shares.

TWENTY LARGEST SHAREHOLDERS

Rank	Name	Ordinary	% of Share Ordinary Issued Shares
1.	HSBC CUSTODY NOMINEES	455,509,529	24%
2.	NATIONAL NOMINEES LIMITED	416,702,609	22%
3.	ANZ NOMINEES LIMITED	277,750,547	15%
4.	J P MORGAN NOMINEES AUSTRALIA	198,728,146	10%
5.	CITICORP NOMINEES PTY LIMITED	101,067,051	5%
6.	MINERAL RESOURCES LIHIR	29,061,409	2%
7.	COGENT NOMINEES PTY LIMITED	22,499,476	1%
8.	CITICORP NOMINEES PTY LIMITED	18,668,895	1%
9.	HSBC CUSTODY NOMINEES	17,311,685	1%
10.	CANADIAN REGISTER CONTROL	15,585,806	1%
11.	QUEENSLAND INVESTMENT	8,313,362	0%
12.	AMP LIFE LIMITED	7,948,899	0%
13.	HSBC CUSTODY NOMINEES	7,558,421	0%
14.	MERRILL LYNCH (AUSTRALIA)	5,784,619	0%
15.	HSBC CUSTODY NOMINEES	4,508,507	0%
16.	CITICORP NOMINEES PTY LIMITED	4,017,929	0%
17.	IAG NOMINEES PTY LIMITED	3,773,288	0%
18.	WOODROSS NOMINEES PTY LTD	3,623,895	0%
19.	NATIONAL SUPERANNUATION FUND	3,466,667	0%
20.	UBS WEALTH MANAGEMENT	3,099,287	0%
	Total of Top 20	**1,604,980,027**	**84%**

Share Options

The Company has no unissued shares under option either at 31 December 2007 or at 21 February 2008.

114

Shareholder Information Unmarketable Parcels of Securities There were 1,119 shareholders holding less than a marketable parcel of the Company’s shares on 21 February 2008. Based on the market prices of the Company’s shares on 21 February 2008, less than 134 shares constituted an unmarketable parcel. Voting Rights Subject to any voting restrictions for the time being attached to the Company’s shares under the Listing Rules or the PNG Companies Act, at a general meeting, every LGL Shareholder present in person or by proxy, representative or attorney has one vote on a show of hands and on a poll, one vote for each share (which is fully paid). The holder of partly paid shares has a vote in respect of the share on a poll, which has the same proportionate value as the proportion that the amount paid (excluding any amount paid or credited as paid in advance of a call) on the shares bears to the total issue price of the share. The Company currently has no partly paid shares on issue. Share Buy-backs There is no current or imminent buy-back of the Company’s shares. Stock Exchange Listings The Company is listed on the Australian Securities Exchange (Market Code “LGL”), the NASDAQ National Market (Market Code “LIHR”), the Port Moresby Stock Exchange (Market Code “LGL”) and the Toronto Stock Exchange (Market Code “LGG”). CHESS The Company participates in the Clearing House Electronic Sub-register system known as CHESS, pursuant to the ASX Listing Rules. The Company provides share notices to shareholders and does not issue share certificates. American Depositary Receipts (ADR) Program In the United States, American Depositary Shares (“ADSs”) are listed and traded on the NASDAQ National Market. The Company has a Deposit Agreement with the Bank of New York Mellon (the “Depositary”), whereby the Depositary issues ADRs evidencing ADSs. Each ADS represents represents ten (10) deposited shares. At 21 February 2008 there were 21,304,855 listed ADSs representing 213,048,550 shares held by 24 registered holders. Restricted Securities The Company has on issue 585,984 restricted executive shares, which are subject to restrictions on any dealings for periods expiring 15 September 2009 and 31 December 2009. Substantial Shareholders As at 21 February 2008, the Company had received the following current substantial shareholder notices pursuant to the Securities Act 1997. Relevant Percentage / Name of Substantial shareholder Interest voting power Fidelity Management & Research LLC and Fidelity International Limited 272,288,439 14.30 Nuveen Investments Inc 214,819,596 11.87 Merrill Lynch & Co, Inc 146,902,847 11.44 Ausbil Dexia Limited 95,742,786 5.02 The provisions of Chapters 6A, 6B and 6C of the Corporations Act 2001 (Cth) do not apply to the Company. People | Results | Growth 115

Troy Fuller, Senior Mine Geologist, Ballarat Operation Lihir Gold Limited Annual Report 2007 116

Corporate Directory LGL Offices Papua New Guinea Registered Office Level 7, Pacific Place Cnr Champion Parade and Musgrave Street Port Moresby, NCD Papua New Guinea Mailing Address PO Box 789 Port Moresby Papua New Guinea Phone: +675 321 7711 Fax: +675 321 4705 Lihir Island Administration Office Putput Lihir Island New Ireland Province Papua New Guinea Phone: +675 986 4014 Fax: +675 986 4018 Australia Ballarat Goldfields Administration Office 10 Woolshed Gully Drive Mount Clear Victoria 3350 Australia LGL Corporate Office Australia Registered Office Level 9, 500 Queen Street Brisbane Queensland 4000 Australia Mailing Address GPO Box 905 Brisbane Queensland 4001 Australia Phone: +617 3318 3300 Fax: +617 3318 9203 Shareholder Information Share Registry Please quote your shareholder number on all communications with the share registry. Papua New Guinea Computershare Investor Services Pty Ltd C/- Kina Securities Level 2, Deloitte Tower Douglas Street Port Moresby Papua New Guinea Or PO Box 1141 Port Moresby NCD 121 Papua New Guinea Phone: +675 308 3888 Fax: +675 308 3899 Email: kina@kina.com.pg Website: www.kina.com.pg Australia Computershare Investor Services Pty Ltd Level 19, 307 Queen Street Brisbane Queensland 4000 Australia Or GPO Box 523 Brisbane Queensland 4001 Australia Phone: +617 3237 2100 Phone: (within Australia) 1300 552 270 Fax: +617 3237 2152 Email: webqueries@computershare.com.au Website: www.computershare.com ADR Depositary Specific queries about American Depositary Receipts should be directed to: The Bank of New York Depositary Receipts Division 101 Barclay Street, 22nd Floor New York, New York 10286 United States of Amercia Phone: 1-888-BNY-ADRs Toll free (for US residents) Phone: 1-212-815-3700 (Non-US calls) Website: www.adrbny.com Canada Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto Ontario M5J 2Y1 Or General PO Boxes for Return Proxy Mail Canada — Proxy General PO Box 4572 United States — Proxy General PO Box 1530 Phone: 1800 564 6253 Phone: 514 982 7555 Fax: 1888 453 0330 Fax: 416 263 9394 Email: service@computershare.com Website: www.computershare.com Stock Exchange Listings Australian Securities Exchange Code: LGL www.asx.com.au Nasdaq Stock Exchange Code: LIHR www.nasdaq.com Port Moresby Stock Exchange Code: LGL www.pomsox.com.pg Toronto Stock Exchange Code: LGG www.tsx.com LGL Website www.LGLgold.com General Enquiries By email to bris_info@LGLgold.com or telephone the Brisbane, Lihir or Ballarat offices on the telephone numbers provided. Auditors PricewaterhouseCoopers Level 6 Credit House Cuthbertson Street Port Moresby Papua New Guinea Phone: +675 321 1500 Fax: +675 321 1428 Email: pwc.pom@pg.pwc.com Website: www.pwc.com

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